      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1999

                                                      REGISTRATION NO. 333-73449
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                           JUNO ONLINE SERVICES, INC.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                            7370                           13-3914547
(State or Other Jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 Incorporation or Organization)     Classification Code Number)          Identification Number)

                            ------------------------

                                 1540 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 597-9000
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                         ------------------------------

                              MR. CHARLES E. ARDAI
                                   PRESIDENT
                           JUNO ONLINE SERVICES, INC.
                                 1540 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 597-9000
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                         ------------------------------

                                   COPIES TO:

         ALEXANDER D. LYNCH, ESQ.                      JOHN W. WHITE, ESQ.
         BRIAN B. MARGOLIS, ESQ.                     CRAVATH, SWAINE & MOORE
     BROBECK, PHLEGER & HARRISON LLP                     WORLDWIDE PLAZA
       1633 BROADWAY, 47(TH) FLOOR                      825 EIGHTH AVENUE
         NEW YORK, NEW YORK 10019                    NEW YORK, NEW YORK 10019
              (212) 581-1600                              (212) 474-1000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS
EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED MAY 7, 1999


PROSPECTUS

                                        [LOGO]

                                6,500,000 SHARES

                           JUNO ONLINE SERVICES, INC.
                                  COMMON STOCK

                                ---------------

    We are selling 6,500,000 shares of our common stock. The underwriters named in this prospectus may purchase up to 975,000 additional shares of our common stock to cover over-allotments.


    This is an initial public offering of common stock. Juno Online Services, Inc. currently expects the initial public offering price to be between $11.00 and $13.00 per share. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "JWEB".


                            ------------------------

    INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                                                     PER SHARE         TOTAL
                                                                                   --------------  --------------

Initial Public Offering Price....................................................  $               $
Underwriting Discount............................................................  $               $
Proceeds to Juno Online Services, Inc............................................  $               $

    The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
            , 1999.

                            ------------------------

SALOMON SMITH BARNEY
               BEAR, STEARNS & CO. INC.
                               PAINEWEBBER INCORPORATED

          , 1999

Description of graphics on inside front, gatefold and back cover pages of prospectus:

Inside Front Cover:

[JUNO]                                                               [Juno Logo]

The caption at the top of the page reads:

"Our multiple service levels and easy-to-use, intuitive software are designed to attract a broad spectrum of users by offering a gradual migration path onto the Internet."

The picture in the upper right corner depicts the "Juno Web" portion of the Juno Web site. The sidebar text reads:

"Juno Web
Full Internet access through either of the two most popular Web browsers."

The picture in the middle depicts the "Juno Gold" portion of the Juno Web site. The sidebar text reads:

"Juno Gold
Enhanced e-mail: send pictures, spreadsheets, word processor files, and more."

The picture in the lower left corner depicts the "Basic Free E-mail" portion of the Juno Web site. The sidebar text reads:

"Juno's Basic Service
Basic dial-up Internet e-mail, provided to the end user for free."

The caption at the bottom of the page reads:

"Juno Online Services, Inc. is a leading provider of Internet-related services to millions of computer users throughout the United States. Our services and software have been designed with special attention to the needs of consumers who are just now beginning to explore the Internet. Subscribers who are not yet ready to use or pay for the full capabilities of the Internet can begin with out basic e-mail service or with Juno Gold, then migrate to Juno Web once they are ready to do so."

Gatefold:

[JUNO Online Services]

The picture on these pages depicts a Juno user's inbox as it appears on that user's computer screen. Across the top of the screen is an ad banner for Qwest, as well as three icons representing three features of Juno Online Services:
Read, Write and Web. The numbered sidebar text points to each of the icons, and reads:

"[1]
Click to read.
Read and organize your incoming e-mail on Juno's "Read" screen."

"[2]
Click to write.
Send messages to anyone with an Internet e-mail address -- along with pictures and more, if you are a Juno Gold or Juno Web subscriber."

"[3]
Click to go to the Web.
As a Juno Web subscriber, you can click here to connect to the Web, starting each session at Juno's "portal" site.

Below the ad banner and icons is the Juno user's inbox, which lists various e-mail messages received, and below that list is the text of an e-mail message to the Juno user, including two attachments.

Below and to the right of the picture of the computer screen is text that reads:

"Above: Version 2.0 of Juno's software."

To the right of the screen picture is a depiction of the Juno home page, entitled "Juno Web," including a search window, as well as various hyperlinks to other spots on the Juno Web site. The caption below it reads:

"home.juno.com
When Juno Web subscribers begin a Web session, the first pages they see provide them with a broad set of tools and content to help them understand, navigate, and use the Web."

                                                                     [Juno Logo]

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. JUNO ONLINE SERVICES HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. JUNO ONLINE SERVICES IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------
Prospectus Summary........................................................................................          4
Risk Factors..............................................................................................          9
Forward-Looking Statements................................................................................         25
Use of Proceeds...........................................................................................         26
Dividend Policy...........................................................................................         26
Capitalization............................................................................................         27
Dilution..................................................................................................         28
Selected Consolidated Financial Data......................................................................         29
Management's Discussion and Analysis of Financial Condition and Results of Operations.....................         31
Business..................................................................................................         49
Management................................................................................................         62
Certain Transactions......................................................................................         73
Principal Stockholders....................................................................................         76
Description of Capital Stock..............................................................................         78
Shares Eligible for Future Sale...........................................................................         82
United States Tax Consequences to Non-United States Holders...............................................         84
Underwriting..............................................................................................         87
Legal Matters.............................................................................................         90
Experts...................................................................................................         90
Where You Can Find Additional Information.................................................................         90
Index to Consolidated Financial Statements................................................................        F-1

                            ------------------------

    Until       , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

                                  OUR COMPANY

    Juno Online Services, Inc. is a leading provider of Internet-related services to millions of computer users throughout the United States. We offer several levels of service, ranging from basic dial-up Internet e-mail--which is provided to the end user for free--to full, competitively priced access to the World Wide Web. Our strategy of offering several different service levels and our easy-to-use, intuitive software are designed to attract a broad spectrum of users, including those who are interested only in e-mail, those who initially begin with e-mail but over time develop a need for Web access, and those who seek full Web access from the outset.

    Our services are provided nationwide through over 1,900 local telephone numbers, which we lease from several providers. These phone numbers can be reached by the vast majority of the U.S. population without having to place a long distance telephone call. Our revenues are derived primarily from the subscription fees we charge for the use of our more advanced service levels, from the sale of advertising, and from the direct sale of products to our subscribers.

    From the time of our inception, we have pursued a two-phase business strategy. During the first phase, we focused on building computer systems and related infrastructure that could be rapidly expanded to accommodate increasing numbers of users and on maximizing the number of subscribers to our free basic e-mail service. We believed that offering this service for free would allow us to rapidly and cost-effectively build a large user base from which we might ultimately expect to derive various forms of revenue. We planned to draw on our ability to communicate inexpensively with our user base in order to display advertising and market products to our subscribers. We believed the economics of these activities would be enhanced by technology we had developed that allowed us to take advantage of a substantial number of hours of customer contact while paying for a much smaller number of hours during which customers were actually connected by telephone to our central computers. In addition, we planned to offer our basic e-mail users the opportunity to purchase more advanced services including full Web access for which we would charge subscription fees. We believed that our basic e-mail users would be more likely to purchase these advanced services from us than from a competing service provider due to their expected reluctance to switch e-mail addresses.

    In July 1998, we commenced the second phase of our business strategy by introducing two additional service levels, for which we receive subscription fees. JUNO GOLD supplements our basic e-mail service by allowing users to send and receive non-text files such as pictures, spreadsheets, and word processor documents. JUNO WEB provides full Internet access using either of the two most popular Web browsers.

    More than 6.8 million Juno accounts have been created since the launch of our basic e-mail service in April 1996. During the month of March 1999, an average of 912,000 user accounts dialed into our service on any given day, with a total of 2.4 million user accounts connecting during the full month of March, and 3.1 million during the three-month period ending March 31, 1999. We launched Juno Gold and Juno Web, our billable subscription services, on July 22, 1998, and as of March 31, 1999, we had approximately 207,000 subscribers to these services, consisting of approximately 86,000 subscribers to Juno Gold and approximately 121,000 to Juno Web. We have initially marketed Juno Gold and Juno Web only to our own free e-mail subscribers. We intend, however, to begin marketing these services beyond the existing Juno user base through a substantial external marketing campaign beginning in the second quarter of 1999.

    As of March 31, 1999, approximately 200 firms had advertised on the Juno services. We have also entered into a number of major strategic marketing alliances, including several that involve multi-million-dollar guaranteed minimum payments to Juno. Our strategic marketing alliances include multi-year agreements with First USA, Qwest, and The Hartford, as well as a one-year agreement with AT&T Wireless Services. These advertising and strategic marketing activities benefit from our ability to target advertising to selected segments of the Juno subscriber base on the basis of a wide variety of information obtained from a detailed electronic questionnaire that must be completed in order to sign up for Juno's basic e-mail service.


                               MARKET OPPORTUNITY

    The Internet is becoming an increasingly significant global medium for communications, advertising, and commerce. International Data Corporation estimates that more than 56 million individuals in the United States used the Internet in 1998, and projects that this figure will reach 136 million by the year 2002. IDC also projects that consumer-targeted dial-up Internet access revenues in the U.S. will grow from $4.7 billion in 1998 to $10.6 billion in 2002. In addition, Jupiter Communications has projected that online advertising expenditures will grow from an estimated $1.9 billion in 1998 to $7.7 billion in 2002.

                                  OUR STRATEGY

    We seek to strengthen our position as a leading provider of consumer Internet-related services. In particular, we plan to:

    - Rapidly expand our overall subscriber base

    - Migrate subscribers to higher levels of service

    - Leverage and expand our strategic marketing alliances and advertising sales

    - Embrace new technologies while maintaining technology independence

                              RECENT DEVELOPMENTS

    In March 1999, Juno completed a private placement of redeemable convertible preferred stock with a group of investors including Intel Corporation, News Corporation, Prospect Street Ventures and Sycamore Ventures. We received net proceeds of $61.8 million from this private placement. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Liquidity and Capital Resources."

                                  THE OFFERING


    The following information excludes 3,241,480 shares of common stock issuable upon the exercise of stock options outstanding as of May 5, 1999, with a weighted average exercise price of $4.27 per share.



Common Stock Offered................  6,500,000 shares

Common Stock Outstanding
  After this Offering...............  34,584,566 shares

Use of Proceeds.....................  We intend to use the net proceeds of this offering for subscriber acquisition, advertising, brand
                                      marketing, continued investment in the development of
                                      our Internet services, enhancements of our network
                                      infrastructure, repayment of approximately $8.8
                                      million of debt to an affiliated entity and other
                                      general corporate purposes. We may also use a portion
                                      of the proceeds for acquisitions, strategic
                                      alliances, or joint ventures. See "Use of Proceeds."

Proposed Nasdaq National Market
  Symbol............................  "JWEB"


                            ------------------------

    "Juno Web" and "Juno Gold" are trademarks, and "Juno" and Juno Online Services, Inc.'s logo are registered trademarks, of Juno Online Services, Inc. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

    Juno Online Services, Inc. was incorporated in Delaware on July 2, 1996 and is the successor by merger to Juno Online Services, L.P., which was formed on June 30, 1995 as a Delaware limited partnership. Our principal executive offices are located at 1540 Broadway, New York, New York 10036. Our telephone number at that location is (212) 597-9000. INFORMATION CONTAINED ON OUR WEB SITES DOES NOT CONSTITUTE PART OF THIS PROSPECTUS. References in this prospectus to "Juno," "we," "our," and "us" refer to Juno Online Services, Inc., a Delaware corporation, and its predecessor prior to the merger, Juno Online Services, L.P., a Delaware limited partnership.

                            ------------------------

    UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS:

    - REFLECTS THE STATUTORY MERGER OF JUNO ONLINE SERVICES, L.P. WITH AND INTO JUNO ONLINE SERVICES, INC. ON MARCH 1, 1999;

    - REFLECTS A 1 FOR 4.5 REVERSE STOCK SPLIT OF EACH CLASS OF OUR CAPITAL STOCK TO BE EFFECTED PRIOR TO THE CLOSING OF THIS OFFERING;

    - REFLECTS THE AUTOMATIC CONVERSION OF ALL SHARES OF REDEEMABLE CONVERTIBLE PREFERRED STOCK INTO 27,822,751 SHARES OF OUR COMMON STOCK UPON THE CLOSING OF THIS OFFERING; AND

    - ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth summary consolidated financial and operating data for Juno. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                      PERIOD FROM
                                       INCEPTION
                                       (JUNE 30,                                             THREE MONTHS
                                        1995) TO         YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                                      DECEMBER 31,  ----------------------------------  ----------------------
                                          1995         1996        1997        1998        1998        1999
                                      ------------  ----------  ----------  ----------  ----------  ----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA) (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Billable services...............   $       --   $        6  $    1,371  $    6,645  $      465  $    5,806
    Advertising and transaction
      fees..........................           --          127       1,875       6,454       1,228       2,265
    Direct product sales............           --            3       5,845       8,595       2,577       1,649
                                      ------------  ----------  ----------  ----------  ----------  ----------
      Total revenues................           --          136       9,091      21,694       4,270       9,720
                                      ------------  ----------  ----------  ----------  ----------  ----------
  Cost of revenues:
    Billable services...............           --           --       1,053       5,606         387       4,678
    Advertising and transaction
      fees..........................           --          278       1,659       3,725         825       1,080
    Direct product sales............           --            3       5,796       7,627       2,426       1,424
                                      ------------  ----------  ----------  ----------  ----------  ----------
      Total cost of revenues........           --          281       8,508      16,958       3,638       7,182
                                      ------------  ----------  ----------  ----------  ----------  ----------
  Operating expenses:
    Operations, free service........           --        5,803      11,075       9,383       2,824       1,846
    Subscriber acquisition..........          592        6,993       3,140       5,334       1,453       2,700
    Sales and marketing.............          389        4,276      12,593      11,584       4,270       2,312
    Product development.............        2,577        3,741       4,860       7,345       1,835       1,854
    General and administrative......          275        2,172       2,897       2,760         914         704
                                      ------------  ----------  ----------  ----------  ----------  ----------
      Total operating expenses......        3,833       22,985      34,565      36,406      11,296       9,416
                                      ------------  ----------  ----------  ----------  ----------  ----------
      Loss from operations..........       (3,833)     (23,130)    (33,982)    (31,670)    (10,664)     (6,878)
  Interest income, net..............           --          128         243          44          74         111
                                      ------------  ----------  ----------  ----------  ----------  ----------
      Net loss......................   $   (3,833)  $  (23,002) $  (33,739) $  (31,626) $  (10,590) $   (6,767)
                                      ------------  ----------  ----------  ----------  ----------  ----------
                                      ------------  ----------  ----------  ----------  ----------  ----------

  Pro forma basic and diluted net
    loss per share (1)..............                                        $    (1.85)             $    (0.32)
                                                                            ----------              ----------
                                                                            ----------              ----------
  Weighted average shares
    outstanding used in pro forma
    basic and diluted per share
    calculation (1).................                                            17,091                  21,225
                                                                            ----------              ----------
                                                                            ----------              ----------

                                                        DECEMBER 31,                          MARCH 31,
                                      ------------------------------------------------  ----------------------
                                          1995         1996        1997        1998        1998        1999
                                      ------------  ----------  ----------  ----------  ----------  ----------

                                                             (IN THOUSANDS)
SELECTED SUBSCRIBER DATA:
  Total subscriber accounts as of
    (2).............................           --        1,042       3,887       6,336       4,699       6,817
    Subscriber accounts that
      connected in the three-month
      period ended..................           --        1,002       2,512       3,108       2,924       3,108
    Subscriber accounts that
      connected in the month
      ended.........................           --          823       1,986       2,434       2,340       2,438
    Average subscriber accounts that
      connected per day in the month
      ended.........................           --          280         644         887         889         912
  Billable subscription service
    accounts as of (3)..............           --           --          --         144          --         207

                                                                                               MARCH 31, 1999
                                                                                          -------------------------
                                                                                           ACTUAL    AS ADJUSTED(4)
                                                                                          ---------  --------------

                                                                                                 (UNAUDITED)
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.............................................................  $  53,165    $  115,893
  Working capital.......................................................................     48,000       112,288
  Total assets..........................................................................     71,660       134,388
  Total indebtedness, including current maturities......................................      9,930         1,118
  Redeemable convertible preferred stock................................................    141,431            --
  Total stockholders' equity (deficit)..................................................    (98,829)      114,142

------------------------


(1) Gives pro forma effect to the following:



    - treatment of Class A limited partnership units as common stock for all periods presented; and



    - conversion of Series B redeemable convertible preferred stock for the period following the March 1999 statutory merger.


    See the consolidated financial statements and the notes to these statements appearing elsewhere in this prospectus for the determination of the number of shares used in computing pro forma basic and diluted loss per share.

(2) Includes all user accounts created since Juno's inception, regardless of activity level, if any, net of accounts that have been cancelled.

(3) Billable subscription service accounts are a subset of total subscriber accounts and, to the extent applicable, are also included in the number of subscriber accounts shown as having connected during the periods described.


(4) As adjusted to reflect the following:



    - the sale of 6,500,000 shares of common stock offered hereby at an assumed initial public offering price of $12.00 per share after deducting the estimated underwriting discount and estimated offering expenses payable by Juno;



    - the repayment of approximately $8.8 million of debt; and


    - the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 27,822,751 shares of common stock upon the closing of this offering.

    See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS AND FINANCIAL RESULTS MAY SUFFER. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

BECAUSE WE HAVE OFFERED OUR BASIC E-MAIL SERVICE FOR ONLY THREE YEARS AND OUR
  BILLABLE SUBSCRIPTION SERVICES FOR LESS THAN ONE YEAR, THERE IS LIMITED INFORMATION UPON WHICH YOU CAN EVALUATE OUR BUSINESS

    We have a limited operating history upon which you can evaluate our business and our services. We began offering our free basic e-mail service to the public in April 1996 and first offered our initial billable subscription services to the public in July 1998. As a company in the new and rapidly evolving market for Internet services, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

    - attract and retain subscribers to our free basic e-mail service and to Juno Gold and Juno Web, our billable subscription services;

    - anticipate and adapt to the changing Internet market;

    - generate advertising revenues and direct product sales;

    - maintain and develop strategic relationships with business partners to market their products over our services;

    - implement an effective marketing strategy to promote awareness of the Juno services;

    - respond to actions taken by our competitors;

    - develop and deploy successive versions of the Juno software necessary to use our services;

    - operate computer systems and related infrastructure adequate to effectively manage our growth and provide our basic e-mail service and our billable subscription services;

    - manage the billing systems used to invoice subscribers to Juno Gold and Juno Web; and

    - attract, retain and motivate qualified personnel.

    Our business and financial results will depend heavily on the commercial acceptance and profitability of our billable subscription services. If we are unsuccessful in addressing these risks or in executing our business strategy, our business and financial results may suffer. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our limited operating history.

WE HAVE A HISTORY OF LOSSES SINCE OUR INCEPTION IN 1995 AND EXPECT CONTINUED
  LOSSES FOR THE FORESEEABLE FUTURE

    Since our inception in 1995, we have not been profitable. We have incurred substantial costs to create and introduce our various services, to operate these services, to promote awareness of these services and to grow our business. We incurred net losses of approximately $3.8 million from inception through December 31, 1995, $23.0 million for the year ended December 31, 1996, $33.7 million for the year ended December 31, 1997, $31.6 million for the year ended December 31, 1998 and $6.8 million for the three months ended March 31, 1999. As of March 31, 1999, our accumulated net losses totaled $99.0 million. We incurred negative cash flows from operations of approximately $16.4 million for the year ended December 31, 1996, $33.6 million for the year ended December 31, 1997 and $20.9 million for the year ended December 31, 1998. For the three months ended March 31, 1999, we used $6.2 million in cash for working capital purposes and to fund losses from operations. In addition, we paid $10.0 million for advertising that may be used at any time prior to March 2001, bringing total net cash used in operating activities to $16.2 million.

    Since we operated as a limited partnership prior to the merger of Juno Online Services, L.P. into Juno Online Services, Inc. in March 1999, taxable losses incurred prior to the merger were allocated to the partners of Juno Online Services, L.P. for reporting on their income tax returns. As a result, we will not be able to offset future taxable income, if any, against losses incurred prior to the merger.

    We expect operating losses and negative cash flows to continue for the foreseeable future as we continue to incur significant expenses. We cannot assure you that we will ever be successful in implementing our business strategies or in addressing the risks and uncertainties facing our company. Even if we do address these risks successfully, we may not be profitable in the future. Were we to achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. Please see "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed information.

JUNO'S BUSINESS IS SUBJECT TO FLUCTUATIONS IN OPERATING RESULTS WHICH MAY
  NEGATIVELY IMPACT THE PRICE OF OUR STOCK

    Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. These factors include, among others:

    - the rate of new subscriber acquisitions and seasonal trends relating to subscriber usage of our services;

    - the timing and effectiveness of our marketing efforts to acquire subscribers and promote the Juno brand;

    - the timing and effectiveness of any revenue sharing arrangements or other strategic alliances into which we enter;

    - the demand for Internet advertising and seasonal trends relating to Internet advertising spending;

    - seasonal trends relating to the demand for products sold over the Internet;

    - capital expenses related to upgrading our computer systems and related infrastructure;

    - our ability to protect our systems from any telecommunications failures, power loss, or software-related system failures;

    - our ability to integrate operations and technologies from any acquisitions or other business combinations or relationships into which we enter;

    - the extent to which we experience increased competition in the markets for Internet services, Internet advertising and direct product sales;

    - changes in operating expenses including, in particular, telecommunications expenses and the cost of providing various types of technical and non-technical customer support to our subscribers; and

    - economic conditions specific to the Internet as well as general economic and market conditions.

    Since we expect to be heavily dependent on revenues from our billable subscription services in the foreseeable future, our revenues are likely to be particularly affected by our ability to recruit new subscribers directly for our billable subscription services, upgrade users of our free basic e-mail service to our billable subscription services, and retain subscribers to our billable subscription services. In addition, our operating expenses are based on our expectations of our future revenues and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall, which may cause our business and financial results to suffer.

    Due to all of the foregoing factors and the other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our common stock is likely to fall. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our operating results.

OUR BUSINESS MAY SUFFER IF WE HAVE DIFFICULTY ACQUIRING SUBSCRIBERS TO OUR FREE
  BASIC E-MAIL SERVICE, JUNO GOLD OR JUNO WEB

    We may not succeed in acquiring a sufficiently large subscriber base for our free basic e-mail service and our billable subscription services, or in persuading a significant number of our free basic e-mail subscribers to upgrade to Juno Gold and Juno Web.

    To acquire new members, we currently rely on multiple distribution channels for our free proprietary software that enables subscribers to use our services. Our ability to recruit new subscribers may depend on our ability to enter into additional distribution agreements and to retain our current distribution partners. We cannot be sure that we will be able to enter into additional, or maintain or replace our current, distribution agreements on favorable terms, or that any of our distribution partners will be able to market our services effectively. Many of our distribution partners also distribute competing products, and are free to terminate our distribution arrangements at their convenience. Our inability to recruit, manage or retain distribution partners, or the inability of these distribution partners to effectively promote and distribute our software, may cause our business and financial results to suffer.

    Our business strategy contemplates that a significant percentage of the subscribers to our free basic e-mail service will decide over time to upgrade to Juno Gold and Juno Web. We are relying on this migration as a major source of subscribers to these billable subscription services and, since July 1998, we have conducted advertising to our free e-mail subscribers to encourage them to upgrade. Over time, repeated exposure to these advertisements may cause their effectiveness to decline. As a result, we expect that we will need to rely on more expensive forms of external marketing and promotion to attract additional users directly to our billable subscription services, as well as to attract new users to our free basic e-mail service. If our marketing techniques fail to generate the anticipated conversion rate from free to billable subscription services, if the acquisition cost for subscribers acquired directly into our billable subscription services is greater than expected, or if technical limitations make the conversion process more difficult or time-consuming than anticipated, our business and financial results may suffer. Please see "--Our marketing program may not succeed in generating new subscribers or in persuading subscribers to upgrade to Juno Gold or Juno Web" for more information on our marketing activities.

OUR BUSINESS MAY SUFFER IF WE HAVE DIFFICULTY RETAINING SUBSCRIBERS TO OUR FREE
  BASIC E-MAIL SERVICE, JUNO GOLD OR JUNO WEB

    Our business and financial results are also dependent on our ability to retain subscribers to our services. Each month, a significant number of subscribers to our billable subscription services choose to cancel the service. In addition, a significant number of subscribers to our free basic e-mail service become inactive each month. As a result, the total number of subscribers using our free basic e-mail service in a given month has remained substantially the same over the last six months, even though we have added new subscribers during that period. We believe that intense competition has caused, and may continue to cause, some of our subscribers to switch to other services. It is relatively easy for Internet users to switch to competing providers and we cannot be certain that any steps we take will maintain or improve subscriber retention. In addition, some new subscribers may decide to use our services out of curiosity regarding the Internet, or to take advantage of low-cost introductory offers for Juno Gold and Juno Web, and may later discontinue using our services. Furthermore, we may in the future charge a fee for our basic e-mail service or limit the amount a subscriber may use this service in a given period. In the event we were to implement these kinds of charges and/or restrictions, we may lose a significant number of our basic e-mail subscribers. If we are unable to retain subscribers to both our basic e-mail service and our billable subscription services, or if we experience an increase in the rate of cancellations by subscribers to our billable subscription services, our business and financial results may suffer. Please see "--Competition in the markets for Internet services, Internet advertising and direct product sales is likely to increase in the future and may harm our business" for more information concerning the competition facing our business.

OUR MARKETING PROGRAM MAY NOT SUCCEED IN GENERATING NEW SUBSCRIBERS OR IN
  PERSUADING SUBSCRIBERS TO UPGRADE TO JUNO GOLD OR JUNO WEB

    We expect to use a significant portion of the proceeds from this offering for an extensive marketing campaign. This campaign will be directed at encouraging users to sign up directly for our billable subscription services and persuading users of our free basic e-mail service to upgrade to our billable subscription services. This marketing program may include forms of advertising, such as television and radio advertising, with which we have limited experience. There are risks that this campaign may not be effective in accomplishing one or both of these goals. In addition, it is possible that, over time, it will become more difficult and expensive to effectively market Juno Gold and Juno Web to users of our free basic e-mail service and that the rate at which users of the free basic e-mail service upgrade to our billable subscription services will decline. We also do not know what kind of advertising our competitors will undertake, the timing and extent of advertising by our competitors, or whether this will impact our marketing plans or expenses. If we incur significant costs in implementing our marketing program without generating sufficient new subscribers to our services, our business and financial results will suffer.

COMPETITION IN THE MARKETS FOR INTERNET SERVICES, INTERNET ADVERTISING AND
  DIRECT PRODUCT SALES IS LIKELY TO INCREASE IN THE FUTURE AND MAY HARM OUR BUSINESS

    The market for Internet services is extremely competitive and includes a number of substantial participants, including America Online, Microsoft and AT&T. The markets for Internet-based advertising and direct product sales are also very competitive.

    INTENSE COMPETITION EXISTS IN THE MARKET FOR INTERNET SERVICES

    We may not be able to compete successfully against current or future competitors, and the competitive pressures that we face may cause our business and financial results to suffer. We believe that the primary competitive factors determining success in these markets include a reputation for reliability and service, effective customer support, pricing, easy-to-use software and geographic coverage. Other important factors include the timing and introduction of new products and services and industry and general economic trends. Our ability to compete depends upon many factors, many of which are outside of our control. We expect this competition to continue to increase because the markets in which we operate face few substantial barriers to entry. Competition may also intensify as a result of industry consolidation and the ability of some of our competitors to bundle Internet services with other products and services. Our current and potential competitors include many large national companies that have substantially greater market presence and financial, technical, distribution, marketing and other resources than we have. This may allow them to devote greater resources than we can to the development, promotion and distribution and sale of products and services.

    In recruiting subscribers for our billable subscription services, we currently compete, or expect to compete, with the following types of companies, among others:

    - Established online service providers such as America Online, CompuServe, and The Microsoft Network;

    - Independent national Internet service providers such as EarthLink, MindSpring, and Prodigy;

    - Numerous independent regional and local Internet service providers which may offer lower prices than a national Internet service provider;

    - Various national and local telephone companies such as AT&T, MCI WorldCom and Pacific Bell; and

    - Companies providing Internet access through "set-top boxes" connected to a user's television, such as WebTV, or through a "cable modem" connected to a user's personal computer, such as @Home.

    In addition, Microsoft and Netscape, publishers of the Web browsers utilized by most Internet users, including subscribers to Juno Web, each own or are owned by online or Internet service providers that compete with Juno Web.

    In providing e-mail-related services, we compete with Web-based e-mail services such as Microsoft's Hotmail and USA.net's Net@ddress.

    In addition, we do not currently compete internationally. If the ability to provide Internet services internationally becomes a competitive advantage in our markets and we do not begin to provide services internationally, we will be at a disadvantage relative to our competitors.

    WE RELY ON REVENUES FROM ADVERTISING AND DIRECT PRODUCT SALES

    With respect to the generation of advertising revenue, we compete with many of the market participants listed above as well as with various advertising-supported Web sites, including "portal" sites such as Yahoo! and Excite, "content" sites such as CNET and CNN.com, and interactive advertising networks and agencies such as DoubleClick and 24/7 Media. We also compete with traditional media such as print and television for a share of advertisers' total advertising budgets. If advertisers perceive the Internet to be a limited or ineffective advertising medium or perceive us to be less effective or less desirable than other Internet advertising vehicles, advertisers may be reluctant to advertise on our services. In selling products directly to our subscribers, we compete with other Internet-based sellers as well as with stores and other companies that do not distribute their products through the Internet. Many of these competitors are larger than we are, enjoy greater economies of scale than are available to us, have substantially greater resources than we have, and may be able to offer more products or more attractive prices than we can. We believe that this competition is likely to increase in the future. Please see "--Our business may be adversely affected if the market for Internet advertising fails to develop" and "--We rely on a single external marketing partner to fulfill most of our direct product sales" for more information regarding our advertising and direct products sales activities.

    OUR COMPETITION IS LIKELY TO INCREASE IN THE FUTURE

    Our competition is likely to increase. We believe this will probably happen as Internet service providers and online service providers consolidate and become larger, more competitive companies, and as large diversified telecommunications and media companies acquire Internet service providers. The larger Internet service providers and online service providers, including America Online, offer their subscribers services such as instant messaging, community message boards, and personal Web page hosting that we do not currently provide. Some diversified telecommunications and media companies, such as AT&T, have begun to bundle other services and products with Internet access services, potentially placing us at a significant competitive disadvantage. These competitors may be able to charge less than we do for Internet services, causing us to reduce, or preventing us from raising, fees for our billable subscription services. The ability of our competitors to enter into strategic alliances or joint ventures could also put us at a serious competitive disadvantage. Competition could require us to increase our spending for sales and marketing as well as for subscriber acquisition in order to maintain our position in the marketplace, and could also result in increased subscriber attrition. Any of these scenarios could harm our business and financial results, and we may not have the resources to continue to compete successfully.

WE ARE DEPENDENT ON STRATEGIC MARKETING ALLIANCES AS A SOURCE OF REVENUES AND
  OUR BUSINESS COULD SUFFER IF ANY OF THESE ALLIANCES ARE TERMINATED


    Most of our strategic marketing partners have the right to terminate their agreements with us on short notice. In February 1999, Bank of America notified us of the termination of its agreement with us concerning the marketing of credit cards to our subscribers, effective May 1, 1999. We have strategic marketing alliances with a number of third parties, including AT&T Wireless, Qwest, and The Hartford. We have also entered into a strategic marketing alliance with First USA which became effective May 2, 1999. If any of our strategic marketing agreements are terminated, we cannot assure you that we will be able to replace the terminated agreement with an equally beneficial arrangement. We also cannot assure you that we will be able to renew any of our current agreements when they expire or, if we are, that we will be able to do so on acceptable terms. We also do not know whether we will be successful in entering into additional strategic marketing alliances, or that any additional relationships, if entered into, will be on terms favorable to us. Our receipt of revenues from our strategic marketing alliances may also be dependent on factors which are beyond our control, such as the quality of the products or services offered by our strategic marketing partners.


WE MUST ADAPT TO TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS OR WE WILL
  NOT BE COMPETITIVE

    Our failure to respond in a timely and effective manner to new and evolving technologies, including cable modem and other broadband technology, could harm our business and financial results. The Internet services market is characterized by rapidly changing technology, evolving industry standards, changes in member needs and frequent new service and product introductions. Our business and financial results depend, in part, on our ability to use leading technologies effectively, to develop our technical expertise, to enhance our existing services and to develop new services that meet changing member needs on a timely and cost-effective basis. In particular, we must provide subscribers with the appropriate products, services and guidance required to best take advantage of the rapidly evolving Internet. If the market for our billable subscription services should fail to develop, develop more slowly than we expect, become saturated with competitors, or develop in a fashion that renders our services uncompetitive or otherwise unappealing to consumers, our business and financial results may suffer.

    We are also at risk due to fundamental changes in the way that Internet access may be provided in the future. Currently, consumers access Internet services primarily through computers connected by telephone lines. Broadband connections, however, allow significantly faster access to the Internet than is possible using the telephone-based modems currently used by all of our subscribers. The companies currently providing or expecting to begin providing broadband connections to consumers' homes, including cable television companies, local and long distance telephone companies, electric utility companies and wireless communications companies, have decided or may decide to provide Internet access as well. For example, competitors have developed technologies that enable cable television operators to offer high-speed Internet access through their cable facilities. These cable television operators, as well as other competitors, may include Internet access in their basic bundle of services or may offer Internet access for a nominal additional charge. Moreover, these companies could prevent us in the future from delivering Internet access through the wire and cable connections that they own, or from doing so on a cost-effective basis. Even if we are not prevented from delivering our Internet services through the broadband connections owned by others, we will likely need to develop new technology or modify our services and the technology they use to accommodate these developments. We may also have to modify the means by which we deliver our Internet services, in which case we would incur significant costs. If consumers adopt alternative forms of Internet access that provide a continuous connection to the Internet rather than relying on a series of separate dial-up connections, then any competitive advantage that we currently realize because our technology minimizes connect time may diminish. If other companies are able to prevent us from delivering our Internet services through the wire and cable connections that they own, if we are unable to adapt to the challenges posed by broadband technologies or if we incur significant costs without generating sufficient revenues, our business and financial results may suffer.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF THE MARKET FOR INTERNET ADVERTISING
  FAILS TO DEVELOP

    Our business and financial results are dependent on the use of the Internet as an advertising medium. Internet-based advertising accounts for only a small fraction of all advertising expenditures, and we cannot be sure that Internet-based advertising will ever grow to account for a substantial percentage of total advertising spending or when an increase might occur. Our business may suffer if the market for Internet-based advertising fails to develop or develops more slowly than expected. In addition, no standards have been widely accepted to measure the effectiveness of Internet-based advertising. If measurement standards do not develop, many advertisers may choose not to advertise on the Internet. Different pricing models are used to sell Internet-based advertising. Our revenues could suffer if we are unable to adapt to new forms of, and new pricing models for, Internet-based advertising. It is difficult to predict which, if any, forms of Internet-based advertising will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. Moreover, "filter" software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of this type of software could harm the commercial viability of Internet-based advertising.

    Sales of advertising space on our services represents an important revenue source for us. Competition for Internet-based advertising revenues is intense, and this competition could result in significant price erosion over time. We cannot assure you that we will be successful in selling advertising or capturing a significant share of the market for Internet-based advertising. We also cannot assure you that we will be able to sell advertising at the rates we currently project. It is also possible that we will find it necessary to lower the rates for advertising space on our services.

    We currently rely on our internal sales and marketing personnel for generating sales leads and promoting our services to the advertising community. In 1998, we closed some of the regional sales offices that we had previously established. Since substantially all of our sales and marketing personnel are now based in New York City, we may not be able to effectively market our services to regional advertisers outside of New York. We also rely on the sales and marketing personnel of Lycos, our Web site partner, for the sale of advertising space on the default "portal" site used by Juno Web subscribers. Although we have not done so in the past, we might also retain the services of one or more external sales organizations to sell advertising space on our network. We cannot be sure that our internal sales organization, Lycos or any other independent sales organization will achieve our advertising sales objectives in a cost-effective manner.

    If Internet-based advertising does not continue to grow, if we are unable to capture a sufficient share of Internet-based advertising, or if Lycos or other independent sales organizations do not perform as we anticipate, our business and financial results may suffer.

OUR ADVERTISING SYSTEM REQUIRES LABOR AND IMPOSES COSTS ON US BEYOND THOSE
  ASSOCIATED WITH STANDARD WEB ADVERTISING

    Elements of advertising on Juno's services are non-standard when compared to advertising on the Web and may put Juno at a competitive disadvantage. The advertisements displayed on our services require customization that would not be required by a Web site capable of displaying previously prepared standard advertisements. This customization work increases the time necessary to prepare an advertisement to be displayed on our services and the costs associated with running these ads. We must also absorb the telecommunications cost associated with initially downloading these ads to our subscribers, which is an expense that advertising-supported Web sites do not incur. As ads become more complex, our telecommunications expenses may increase. Furthermore, the costs associated with selling or attempting to sell advertising space on our services are significant. These costs may be greater than the costs associated with selling advertising space on Web sites that utilize standard Web advertising formats. Additionally, our use of a proprietary advertising format could prevent us from packaging our advertising space for sale by an advertising network such as DoubleClick. We also rely on detailed data provided by our subscribers for purposes of targeting some ads. We do not currently verify the accuracy of this data at the time it is provided or require subscribers to update their information thereafter. Furthermore, individuals who subscribe directly to one of our billable subscription services are not currently required to provide this data. Any of the above factors could discourage advertising on our network by some advertisers.

SEASONAL TRENDS IN INTERNET USAGE AND ADVERTISING SALES MAY NEGATIVELY AFFECT
  OUR BUSINESS

    Seasonal trends are likely to affect the revenues we generate from operating our Internet services. Subscribers typically use our Internet services less during the summer months and year-end holiday periods. To the extent that our revenues depend on the amount of usage by our subscribers, our revenues may be lower during these periods. For example, some of the subscribers to Juno Web pay us based on the number of hours they spend using our services in a given month. In addition, the rate at which new subscribers sign up for our billable subscription services, which were introduced in July 1998, may be lower during the summer months and year-end holiday periods.

    We believe that advertising sales generally are lower in the first and third calendar quarters of each year. We have recently seen this pattern reflected in our results of operations and believe that this seasonal trend may continue.

    Since our operating expenses are based on our expectations of future revenues, including seasonal fluctuations, it is possible that operating results will suffer if these seasonal trends do not continue in the future or if different seasonal trends develop in the future. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information on our operating results.

WE ARE DEPENDENT ON A SMALL NUMBER OF TELECOMMUNICATIONS CARRIERS AND MAY BE
  UNABLE TO FIND ADEQUATE REPLACEMENTS IF THEIR RATES INCREASE, SERVICE QUALITY DECLINES, OR IF THEY DISCONTINUE DOING BUSINESS WITH US

    Our business and financial results depend in significant part on the capacity, affordability, reliability and security of our telephone company data networks. To use our services, subscribers must initiate telephone connections between their personal computers and computer hardware in local or regional facilities known as "points of presence." We contract for the use of points of presence around the country from various telecommunications carriers. These carriers currently include UUNET Technologies and WorldCom Advanced Networks, both of which are operated by MCI WorldCom; Concentric Network Corporation; and Sprint Communications Company. These telecommunications companies also carry the data between their points of presence and our central computers located in Cambridge, Massachusetts and Jersey City, New Jersey.

    As of March 31, 1999, we had contracted for the use of over 1,900 local telephone numbers associated with points of presence throughout the United States. Some points of presence carry data both for our e-mail services and for Juno Web, while others carry data only for our e-mail services or only for Juno Web. The points of presence supporting Juno Web are not as broadly distributed geographically as those supporting our e-mail services. As a result, a significant minority of our subscriber base is unable to access Juno Web through a point of presence that is within their local calling area. The inability of some of our subscribers to easily upgrade to Juno Web or our inability to recruit new members in some areas could harm our business. We cannot be sure if or when additional infrastructure developments by our telecommunications providers will result in points of presence that cover these areas.

    At various times in the past, network capacity constraints at particular points of presence have prevented or delayed access by subscribers attempting to connect to our services. This could happen in the future, especially during times of peak usage. Difficulties accessing our services due to poor network performance could cause our subscribers to terminate their membership with us. Because we depend on third-party telecommunications carriers for crucial portions of our network infrastructure, we do not have direct control over network reliability and some aspects of service quality. A natural disaster or other unanticipated problem that affects the points of presence or the telecommunications lines we use, or that affects the nation's telecommunications network in general, could cause interruptions in our services.

    Only a small number of telecommunications companies can provide the network services we require. This number has been reduced through consolidation in the telecommunications industry, and there is a significant risk that further consolidation could make us reliant on an even smaller number of providers. Currently, we are particularly dependent on companies controlled by MCI WorldCom, which provide more than 1,300 of the approximately 1,900 points of presence for which we contract in the United States. Furthermore, MCI WorldCom has recently announced that it will begin to offer consumer Internet access, making it a direct competitor of ours. Our business could be harmed if we are unable to maintain a favorable relationship with MCI WorldCom. We cannot assure you that we would be able to replace the services provided to us by MCI WorldCom were our relationship with them to be terminated.

    Our financial results are highly sensitive to variations in prices for the telecommunications services described above. We cannot assure you that telecommunications prices will decline, or that there will not be telecommunications price increases due to factors beyond our control. Some of our telecommunications carriers impose minimum connection charges. Our business could be harmed if minimum connection charges increase or become more prevalent. We cannot assure you that our telecommunications carriers will continue to provide us access to their points of presence on adequate price terms, or that alternative services will be available in the event that their quality of service declines or that our relationship with any of our current carriers is terminated.

    Most of the telecommunications services we purchase are provided to us under short-term agreements that the providers can terminate or elect not to renew. As a result, there is a significant risk that any or all of UUNET Technologies, WorldCom Advanced Networks, Concentric or Sprint could end their relationship with us. In addition, each of our telecommunications carriers provides network access to some of our competitors, and could choose to grant those competitors preferential network access, potentially limiting our members' ability to access the Internet or connect to our central computers. Furthermore, each of our telecommunications providers competes, or has announced an intention to compete, with us in the market to provide consumer Internet access. If our telecommunications service providers were to decrease the levels of service or access provided to us, or if they were to terminate their relationships with us for competitive or other reasons, our business and financial results would suffer.

WE ARE DEPENDENT ON THIRD PARTIES FOR TECHNICAL AND CUSTOMER SERVICE SUPPORT AND
  OUR BUSINESS MAY SUFFER IF THEY ARE UNABLE TO PROVIDE THESE SERVICES OR CANNOT EXPAND TO MEET OUR NEEDS

    Our business and financial results depend, in part, on the availability of live technical and customer service support, and of inbound telemarketing and disk distribution services. Should our ability to provide these services be hampered, our business may suffer. Although many Internet service providers have developed internal customer service operations designed to meet these needs, we have elected to outsource these functions to third-party vendors. We currently use ClientLogic Corporation for technical and customer service support and Call Center Services, Inc. for telemarketing and disk fulfillment functions. As a result, we maintain only a small number of internal customer service personnel. We are thus not equipped to provide the necessary range of customer service and telemarketing services in the event that either of our existing external providers becomes unable or unwilling to offer these services to us.

    Our most important relationship is with ClientLogic, which, at March 31, 1999, provided us with approximately 315 full-time or part-time employees at its facilities to service our account. The availability of call-in technical support and customer service is especially important to acquire and retain subscribers to Juno Gold and Juno Web, and we rely almost entirely on ClientLogic to provide this function. At times, our subscribers have experienced lengthy waiting periods to reach representatives trained to provide the technical or customer support they require. As our services grow, we will need significantly more support personnel in order to maintain current levels of technical and customer support. If we elect to offer customer service features that we do not currently support, such as 24-hour live support, or to enhance the overall quality of our customer support for competitive reasons, we will require even greater resources. We may have significantly expanded customer service requirements in the future and it could become necessary to identify supplemental or replacement vendors for these services. Our agreement with ClientLogic converts to a month-to-month contract on August 1, 2000, providing either party the right to terminate the relationship at any time upon one month's notice. Prior to that date, ClientLogic can terminate the contract without cause upon 90 days notice. In addition, ClientLogic may terminate the contract upon 60 days notice at any time after August 1, 1999 if we do not reach agreement with ClientLogic with regard to modifications ClientLogic proposes to the pricing terms of the contract within 60 days of the modifications being proposed. If our relationship with ClientLogic terminates and we are unable to enter into a comparable arrangement with a replacement vendor, if ClientLogic is unable to provide enough personnel to provide the quality and quantity of service we desire, or if system failures, outages or other technical problems make it difficult for our subscribers to reach customer service representatives at ClientLogic, our business and financial results may suffer.

WE RELY ON A SINGLE EXTERNAL MARKETING PARTNER TO FULFILL MOST OF OUR DIRECT
  PRODUCT SALES

    If we fail to manage our direct product sales efforts in a cost-effective manner, or if we fail to maintain the relationship with our external marketing partner, our business may suffer. We rely primarily on Direct Alliance Corporation, a subsidiary of Insight Enterprises, for the procurement, warehousing, fulfillment, billing and customer service aspects of our direct product sales. Should our relationship with this vendor be disrupted, our ability to engage in direct product sales will be severely curtailed. In the past, a substantial portion of our revenue has come from the sale of products directly to our subscribers. Our ability to sell products directly to our subscribers is dependent in part upon:

    - the willingness of subscribers to overcome concerns regarding the security of online financial transactions;

    - our ability to select and profitably acquire and provide merchandise that is interesting to our subscriber base;

    - our ability to compete with established retail business and other online sellers; and

    - other factors that may be outside of our control.

In addition, if we were to experience unusually high rates of returns for the products we sell to our subscribers or if we were unable to sell all the products in our inventory, the net revenues we generate from our direct sales activities would be harmed. In addition, our revenues may suffer if we face increased competition in our direct product sales activities.

DISRUPTION OF OUR INTERNET SERVICES DUE TO SECURITY BREACHES AND SYSTEM FAILURES
  COULD RESULT IN SUBSCRIBER CANCELLATIONS

    Both our infrastructure and the infrastructure of our network providers are vulnerable to security breaches or similar disruptive problems and system failures. Our systems are also subject to telecommunications failures, power loss, software-related system failures and various other events. Any of these events, whether intentional or accidental, could lead to interruptions, delays or cessation of service to our subscribers. This could cause some of our subscribers to stop using our Internet services. Third parties could also potentially jeopardize the security of confidential information stored in our computer systems or our subscribers' computer systems through their inappropriate use of the Internet, which could cause losses to us or our subscribers or deter some people from subscribing to our services. People may be able to circumvent our security measures or the security measures of our third party network providers.

    We may have to interrupt, delay or cease service to our subscribers to alleviate problems caused by computer viruses, security breaches or other failures of network security. Any damage or failure that interrupts or delays our operations could result in subscriber cancellations, could harm our reputation, and could affect our business and financial results. In addition, we expect that our subscribers will increasingly use the Internet for commercial transactions in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all or completed with compromised security. Our subscribers or others may assert claims of liability against us as a result of this type of failure. Furthermore, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential subscribers may inhibit the growth of the Internet service industry in general and our subscriber base and revenue in particular.

    Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our systems or interruptions in our services.

RAPID GROWTH IN OUR BUSINESS COULD STRAIN OUR MANAGERIAL, OPERATIONAL,
  FINANCIAL, AND INFORMATION SYSTEMS RESOURCES

    The anticipated future growth necessary to expand our operations will place a significant strain on our managerial, operational, financial and information systems resources. If we are unable to manage our growth effectively, our business and financial results will suffer. In order to achieve growth in revenues from Internet advertising, we will need to expand our sales efforts and continue to improve and develop our software. In order to achieve growth in revenues from Juno Gold and Juno Web, we will need to expand our marketing efforts, promote the Juno brand, expand the computer systems and related infrastructure we use to provide our Internet services, and increase both our internal and outsourced customer service capabilities. We expect that we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. We had 65 employees at December 31, 1996, 152 employees at December 31, 1997, 144 employees at December 31, 1998 and 147 employees at March 31, 1999. In addition, as of March 31, 1999, we also retained the services of 47 individuals in India who are employed by an affiliate of Juno. We have significantly increased our reliance on outsourced support for customer service, technical, and back-office functions. We expect the size of our own workforce and our reliance on outsourced services will continue to increase for the foreseeable future.

    The demand on our network infrastructure, technical staff and technical resources has grown rapidly with our expanding subscriber base. We cannot be certain that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate the anticipated growth of our subscriber base. In particular, if we were to experience repeated and/or prolonged system-wide service outages, our business and financial results would suffer.

WE FACE POTENTIAL LIABILITY FOR INFORMATION TRANSMITTED OR RETRIEVED THROUGH OUR
  INTERNET SERVICES

    Our business and financial results may suffer if we incur liability as a result of information transmitted or retrieved through our services. The liability of Internet service providers and online services companies for information transmitted or retrieved through their services is uncertain. It is possible that claims may be filed against us based on a variety of theories, including defamation, obscenity, negligence, copyright or trademark infringement, or other theories based on the nature, publication or distribution of this information. These types of claims have been brought, sometimes successfully, against providers of Internet services in the past. Such claims, with or without merit, would likely divert management time and attention and result in significant costs to investigate and defend. In addition, if we become subject to these types of claims and we are not successful in our defense, we may be forced to pay substantial damages. We may also be forced to implement expensive measures to alter the way our services are provided to avoid any potential liability.

CHANGES IN GOVERNMENT REGULATION COULD DECREASE OUR REVENUES AND INCREASE OUR
  COSTS

    Changes in the regulatory environment could decrease our revenues and increase our costs. As a provider of Internet access and e-mail services, we are not currently subject to direct regulation by the Federal Communications Commission. However, several telecommunications carriers are seeking to have communications over the Internet regulated by the FCC in the same manner as other more traditional telecommunications services. Local telephone carriers have also petitioned the FCC to regulate Internet access providers in a manner similar to long distance telephone carriers and to impose access fees on these providers, and recent events suggest that they may be successful in obtaining the treatment they seek. In addition, we operate our services throughout the United States, and we cannot assure you that regulatory authorities at the state level will not seek to regulate aspects of our activities as telecommunications services. As a result, we could become subject to FCC and state regulation as Internet services and telecommunications services converge.

    We remain subject to numerous additional laws and regulations that could affect our business. Because of the Internet's popularity and increasing use, new laws and regulations with respect to the Internet are becoming more prevalent. These laws and regulations have covered, or may cover in the future, issues such as:

    - user privacy;

    - pricing;

    - intellectual property;

    - federal, state and local taxation;

    - distribution; and

    - characteristics and quality of products and services.

    Legislation in these areas could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium. Additionally, because we rely on the collection and use of personal data from our members for targeting advertisements shown on our services, we may be harmed by any laws or regulations that restrict our ability to collect or use this data. The Federal Trade Commission has begun investigations into the privacy practices of companies that collect information about individuals on the Internet. Although we are not currently subject to direct regulation by the FTC, there can be no assurance that we will not become subject to direct regulation in the future. It may take years to determine how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could harm us. Additionally, while we do not currently operate outside of the United States, the international regulatory environment relating to the Internet market could have an adverse effect on our business, especially if we should expand internationally.

    The growth of the Internet, coupled with publicity regarding Internet fraud, may also lead to the enactment of more stringent consumer protection laws. For example, numerous bills have been presented to Congress and various state legislatures designed to address the prevalence of unsolicited commercial bulk e-mail on the Internet. These laws may impose additional burdens on our business. The enactment of any additional laws or regulations in this area may impede the growth of the Internet, which could decrease our potential revenues or otherwise cause our business to suffer. Please see "Business--Government Regulation."

IF INTERNET USAGE DOES NOT CONTINUE TO GROW, OUR BUSINESS WILL SUFFER

    Our business and financial results depend on continued growth in the use of the Internet. We cannot be certain that this growth will continue or that it will continue in its present form. If Internet usage declines or evolves away from our business, our growth will slow or stop and our business and financial results will suffer.

UNANTICIPATED DELAYS OR PROBLEMS IN THE INTRODUCTION OF NEW FEATURES OR SERVICES
  MAY CAUSE CUSTOMER DISSATISFACTION

    If we experience problems related to the reliability and quality of our services or delays in the introduction of new versions of or enhancements to our services, we could experience increased subscriber cancellations, adverse publicity and reduced sales of advertising and products. Our services are very complex and are likely to contain a number of undetected errors and defects, especially when new features or enhancements are first released. These errors or defects, if significant, could harm the performance of these services, result in ongoing redevelopment and maintenance costs and/or cause dissatisfaction on the part of subscribers and advertisers. These costs, delays or dissatisfaction could negatively affect our business.

WE HAVE LIMITED EXPERIENCE WITH THE SOFTWARE WE USE TO BILL SUBSCRIBERS TO JUNO
  GOLD AND JUNO WEB

    The operation of Juno Gold and Juno Web requires the accurate operation of billing system software as well as our development of policies designed to reduce the incidence of credit card fraud and other forms of uncollectable "chargebacks." We have only limited experience with the operation of these billing and fraud detection systems. If we encounter difficulty with the operation of these systems, or if errors, defects or malfunctions occur in the operation of these systems, this could result in erroneous overcharges to customers or in the under-collection of revenue, either of which could hurt our business and financial results.

OUR RELATIONSHIP WITH D. E. SHAW & CO., L.P. MAY PRESENT POTENTIAL CONFLICTS OF
  INTEREST

    The Chairman of our board of directors and our controlling stockholder, Dr. David E. Shaw, is the Chairman and Chief Executive Officer of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., a global securities firm whose activities focus on various aspects of the intersection between technology and finance. Dr. Shaw devotes only a portion of his time to our company, and spends most of his time and energy engaged in business activities unrelated to us. Dr. Shaw indirectly owns a controlling interest in DESCO, L.P. and in some of its affiliated entities. Transactions between us and these parties may occur in the future and could potentially result in conflicts of interest that prove harmful to us.

    We have historically contracted with DESCO, L.P. to provide accounting, tax, payroll, insurance, employee benefits and information technology services, and we continue to obtain some services from DESCO, L.P. These services are provided to us on a fixed-fee basis under shared services agreements that can be terminated by any of the parties without cause upon 90 days notice. We have also entered into an agreement with DESCO, L.P. under which its affiliates located in India provide consulting services to us. If we were no longer able to obtain these services through DESCO, L.P. or its affiliates, we would be required to obtain these services internally or through third-party providers, and we cannot be sure that we could do so on acceptable terms. In addition, we sublease office space in New York City from DESCO, L.P. We cannot be sure that we would be able to lease other space on favorable terms in the event the leases for this office space were to be terminated.


    Dr. Shaw and entities affiliated with him are likely to manage, invest in or otherwise be involved with other technology-related business ventures apart from our company. These relationships could also restrict our ability to transact business with non-affiliated parties, and could negatively affect us. For a more detailed discussion of related-party transactions and our relationship with entities affiliated with Dr. Shaw, please see "Certain Transactions."

OUR DIRECTORS AND OFFICERS WILL EXERCISE SIGNIFICANT CONTROL OVER US FOLLOWING
  THIS OFFERING

    We anticipate that the executive officers, directors and persons and entities affiliated with executive officers and/or directors will, in the aggregate, beneficially own approximately 53.3% of our outstanding common stock following the completion of this offering. The Chairman of our board of directors is Dr. David E. Shaw. Dr. Shaw continues to serve as the Chairman and Chief Executive Officer of D. E. Shaw & Co., Inc., which is the general partner of DESCO, L.P. Dr. Shaw and persons or entities affiliated with him, including DESCO, L.P., will, in the aggregate, beneficially own approximately 50.1% of our outstanding common stock following the completion of this offering. Following the completion of this offering, Dr. Shaw will be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also have the effect of delaying or preventing a change in control of Juno. Please see "Management" and "Principal Stockholders."

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY OR FACE A CLAIM OF
  INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, WE COULD LOSE OUR INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR SIGNIFICANT DAMAGES

    We have taken steps to protect our intellectual property rights, but we cannot be certain that our efforts will be adequate to safeguard our rights to technology we have developed. Disputes concerning the ownership or rights to use intellectual property could be costly and time consuming to litigate, may distract management from other tasks of operating the business, and may result in our loss of significant rights and the loss of our ability to operate our business.

    We have been granted three U.S. patents covering aspects of our technology for the offline display of advertisements and aspects of our technology for the authentication and dynamic scheduling of advertisements and other messages to be delivered to computer users. We have also filed other U.S. patent applications covering additional aspects of our business. We cannot assure you, however, that these applications will result in the issuance of patents; that any patents that have been granted or that might be granted in the future will provide us with any competitive advantages or will be exploited profitably by us; or that any of these patents will withstand any challenges by third parties. We also cannot assure you that others will not obtain and assert patents against us which are essential for our business. If patents are asserted against us, we cannot assure you that we will be able to obtain license rights to those patents on reasonable terms or at all. If we are unable to obtain licenses, we may be prevented from operating our business and our financial results may therefore be harmed.

    Except as described above, we rely solely upon copyright and trademark law, trade secret protection, and/or confidentiality agreements with our employees and with some third parties to protect our proprietary technology, processes, and other intellectual property, to the extent that protection is sought or secured at all. We cannot assure you that any steps we might take will be adequate to protect against infringement and misappropriation of our intellectual property by third parties. Similarly, we cannot assure you that third parties will not be able to independently develop similar or superior technology, processes, or other intellectual property. Furthermore, we cannot assure you that third parties will not assert claims against us for infringement and misappropriation of their intellectual property rights nor that others will not infringe or misappropriate our intellectual property rights, for which we may wish to assert claims.

    Rights to all intellectual property that was developed for our business at our expense by personnel assigned to Juno by DESCO, L.P. were originally held by DESCO, L.P. Through a series of assignments, DESCO, L.P. subsequently transferred to us its right, title and interest in this intellectual property. In connection with these assignments, we agreed to indemnify DESCO, L.P. against any claims relating to the assignment of, or the use of, this intellectual property. We do not have any right, title, or interest in any other intellectual property created, developed, produced, or used by DESCO, L.P.

PROBLEMS RESULTING FROM THE YEAR 2000 PROBLEM COULD REQUIRE US TO INCUR
  UNANTICIPATED EXPENSE AND COULD DIVERT MANAGEMENT'S TIME AND ATTENTION

    The Year 2000 problem could harm our business and financial results. Many currently installed computer systems and software products are coded to accept or recognize only two-digit entries in the date code field. These systems may interpret the date code "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded or replaced to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities. We have established procedures for evaluating and managing the risks associated with the Year 2000 problem and we are in the process of assessing our Year 2000 readiness. We are also in the process of communicating with third-party vendors who provide us with both network services and equipment in order to assess their plans and progress in addressing the Year 2000 problem. Our failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, aspects of our normal business activities or operations. In addition, a significant Year 2000 problem involving our network services or equipment provided to us by third-party vendors could cause our customers to consider seeking alternate providers or cause an unmanageable burden on our customer service and technical support capabilities. Any significant Year 2000 problem could require us to incur significant unanticipated expenses to remedy these problems and could divert management's time and attention. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of the Year 2000" for detailed information on our state of readiness, potential risks and contingency plans regarding the Year 2000 issue.

WE ARE DEPENDENT ON KEY MANAGEMENT PERSONNEL FOR OUR FUTURE SUCCESS

    Our business and financial results depend in part on the continued service of our key personnel. We do not carry key person life insurance on any of our personnel. The loss of the services of any of our executive officers or the loss of the services of other key employees could harm our business and financial results. Mark A. Moraes, our Executive Vice President, Technology, is working at Juno pursuant to an employment agreement with DESCO, L.P., under which he performs services for Juno. In addition, Mr. Moraes is a citizen of India and has been granted a waiver by the U.S. Immigration and Naturalization Service which allows Mr. Moraes to obtain a "green card" for permanent residence status. Since additional processing is required before the green card is issued, we cannot assure you that Mr. Moraes will be issued a green card. Until Mr. Moraes receives a green card, his ability to work in our U.S. offices is limited and, in the event that he does not ultimately obtain a green card, it is likely that he would be unable to work in our U.S. offices thereafter.

WE MAY NOT BE ABLE TO HIRE AND RETAIN QUALIFIED EMPLOYEES

    Our business and financial results depend in part on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees. We have, from time to time, in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

WE CANNOT PREDICT OUR FUTURE CAPITAL NEEDS AND WE MAY NOT BE ABLE TO SECURE
  ADDITIONAL FINANCING

    We currently anticipate that the net proceeds of this offering, together with available funds, will be sufficient to meet our anticipated needs for at least the next 12 months. We may need to raise additional funds in the future to fund our operations, to finance subscriber acquisition costs, to enhance and/or expand the range of Internet services we offer or to respond to competitive pressures and/or perceived opportunities. We cannot be sure that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or not available when required or on acceptable terms, we may be forced to cease our operations, and even if we are able to continue our operations, our business and financial results may suffer.

WE MAY NOT BE ABLE TO SUCCESSFULLY MAKE ACQUISITIONS OF OR INVESTMENTS IN OTHER
  COMPANIES

    We have no experience in acquiring or making investments in companies, technologies or services. From time to time we have had discussions with companies regarding our acquiring, or investing in, their businesses, products or services, or customers. We have no present understanding or agreement relating to any acquisition or investment. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired services, technologies or customers into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations due to accounting requirements such as the amortization of goodwill. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

WE COULD FACE ADDITIONAL REGULATORY REQUIREMENTS, TAX LIABILITIES AND OTHER
  RISKS IF WE DECIDE TO EXPAND INTERNATIONALLY

    We may decide to expand internationally, and believe that any international operations would be subject to most of the risks of our business generally. In addition, there are risks inherent in doing business in international markets, such as changes in regulatory requirements, tariffs and other trade barriers, fluctuations in currency exchange rates, and adverse tax consequences, and there are likely to be different consumer preferences and requirements in such markets. We cannot assure you that one or more of these factors would not harm any future international operations.

FUTURE SALES OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK PRICE

    Following this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market following this offering, or the perception that such sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, or at all. Please see "Shares Eligible for Future Sale."

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK AND OUR STOCK PRICE MAY
  EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS

    The stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Prior to the offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in Juno will lead to the development of an active trading market or how liquid that market might become. The market price of the common stock may decline below the initial public offering price. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Please see "Underwriting."

    In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

WE MAY SPEND A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF THIS OFFERING IN WAYS
  WITH WHICH YOU MAY NOT AGREE

    We intend to spend a significant portion of the net proceeds of this offering on a marketing campaign and for the repayment of debt. Our management will have broad discretion, however, over the allocation of a substantial portion of the net proceeds from this offering as well as over the timing of our expenditures. Investors may not agree with the way our management decides to spend these proceeds. Please see "Use of Proceeds."

WE HAVE ANTI-TAKEOVER PROVISIONS WHICH MAY MAKE IT DIFFICULT FOR A THIRD PARTY
  TO ACQUIRE US

    Provisions of our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Please see "Description of Capital Stock."

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION

    Investors purchasing shares in the offering will incur immediate and substantial dilution in net tangible book value per share. To the extent outstanding options to purchase common stock are exercised, there will be further dilution. Please see "Dilution."

WE DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND, AS A RESULT,
  STOCKHOLDERS WILL NEED TO SELL SHARES TO REALIZE A RETURN ON THEIR INVESTMENT

    We have not declared or paid any cash dividends on our capital stock since inception. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, stockholders will need to sell shares of common stock in order to realize a return on their investment, if any.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements which involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believes," "anticipates," "plans," "expects" and similar expressions. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the 6,500,000 shares offered hereby, after deducting the underwriting discounts and estimated offering expenses payable by us, are estimated to be approximately $71.5 million, or $82.4 million if the underwriters' over-allotment option is exercised in full, assuming an initial public offering price of $12.00 per share.

    We intend to use the net proceeds of this offering for subscriber acquisition, advertising, brand marketing, continued investment in the development of our Internet services, enhancements of our network infrastructure and other general corporate purposes. We also intend to use the net proceeds of this offering to repay all indebtedness to D. E. Shaw Securities Group, L.P., an affiliated party, which totalled $8.8 million as of March 31, 1999. This indebtedness bears interest at the Federal Funds rate plus 0.375%, which totalled 5.355% as of March 31, 1999, and matures upon the earlier of December 31, 2000 or the date of completion of an initial public offering. Juno originally borrowed this money for working capital and other general corporate purposes. We may also use a portion of the proceeds of this offering for acquisitions, strategic alliances, or joint ventures. At present, we have no plans, arrangements or understandings related to any specific acquisitions.

    Other than the repayment of debt, we have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, management will have significant flexibility in applying a substantial portion of the net proceeds of the offering. Until this money is used, we intend to invest the net proceeds in interest-bearing instruments.

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on our capital stock since inception. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, stockholders will need to sell shares of common stock in order to realize a return on their investment, if any.

                                 CAPITALIZATION

    The following table sets forth, as of March 31, 1999, the capitalization of Juno on an actual basis and on a basis which assumes the completion of this offering by giving effect to the following:

    - the sale of the 6,500,000 shares offered hereby at an assumed initial public offering price of $12.00 per share, after deducting the underwriting discounts and estimated offering expenses payable by Juno, and the application of the net proceeds from this offering; and

    - the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 27,822,751 shares of common stock upon the closing of this offering.

    This information should be read in conjunction with Juno's consolidated financial statements and the notes relating to these statements appearing elsewhere in this prospectus.

                                                                                               MARCH 31, 1999
                                                                                          ------------------------
                                                                                            ACTUAL     AS ADJUSTED
                                                                                          -----------  -----------
                                                                                               (IN THOUSANDS)
Total indebtedness, including current maturities........................................  $     9,930   $   1,118
                                                                                          -----------  -----------
Redeemable convertible preferred stock, $.01 par value:
  Series B: 10,138,716 shares
    authorized, issued and outstanding on an actual basis; none authorized, issued or outstanding on
    an as adjusted basis................................................................       61,853      --
  Series A: 17,684,035 shares
    authorized, issued and outstanding on an actual basis; none authorized, issued or outstanding on
    an as adjusted basis................................................................       79,578      --
Stockholders' equity (deficit):
  Preferred Stock, $.01 par value, 5,000,000 shares authorized; none issued or
    outstanding on an actual or as adjusted basis.......................................      --           --
  Common Stock, $.01 par value, 133,333,334 shares authorized; 251,229 shares issued and outstanding on an actual basis; and 34,573,980 shares issued and outstanding on an
    as adjusted basis...................................................................            3         346
  Additional paid-in capital............................................................      (95,724)    116,904
  Unearned compensation.................................................................         (691)       (691)
  Accumulated deficit...................................................................       (2,417)     (2,417)
                                                                                          -----------  -----------
    Total stockholders' equity (deficit)................................................      (98,829)    114,142
                                                                                          -----------  -----------
      Total capitalization..............................................................  $    52,532   $ 115,260
                                                                                          -----------  -----------
                                                                                          -----------  -----------


    The table above excludes 3,241,480 shares of common stock issuable upon the exercise of stock options outstanding as of May 5, 1999, with a weighted average exercise price of $4.27 per share. See "Management--1999 Stock Incentive Plan," "Description of Capital Stock" and Note 11 of Notes to Consolidated Financial Statements.

                                    DILUTION

    The pro forma net tangible book value of Juno as of March 31, 1999, after giving effect to the automatic conversion of 17,684,035 shares of Series A redeemable convertible preferred stock and 10,138,716 shares of Series B redeemable convertible preferred stock into common stock, was $42.6 million, or $1.52 per share of common stock. Pro forma net tangible book value per share is equal to the amount of Juno's total tangible assets, which is defined as total assets less intangible assets, divided by the number of shares of common stock outstanding, on a pro forma basis, as of March 31, 1999. Assuming the sale by Juno of the 6,500,000 shares offered hereby at an assumed initial public offering price of $12.00 per share and after deducting underwriting discounts and estimated offering expenses, and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of Juno as of March 31, 1999 would have been $114.1 million, or $3.30 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.78 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $8.70 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............................             $   12.00
  Pro forma net tangible book value per share as of March 31, 1999..........  $    1.52
  Pro forma increase attributable to new investors..........................       1.78
                                                                              ---------
Pro forma net tangible book value per share after the offering..............                  3.30
                                                                                         ---------
Pro forma dilution per share to new investors...............................             $    8.70
                                                                                         ---------
                                                                                         ---------

    The following table summarizes, on a pro forma basis as of March 31, 1999, after giving effect to the automatic conversion of all outstanding shares of preferred stock into common stock, the total number of shares of common stock purchased from Juno, the total consideration paid to Juno and the average price per share paid by existing stockholders and by new investors:

                                                        SHARES PURCHASED           TOTAL CONSIDERATION
                                                    -------------------------  ---------------------------  AVERAGE PRICE
                                                       NUMBER       PERCENT        AMOUNT        PERCENT      PER SHARE
                                                    ------------  -----------  --------------  -----------  -------------
Existing stockholders.............................    28,073,980        81.2%  $  144,578,130        65.0%    $    5.15
New investors.....................................     6,500,000        18.8       78,000,000        35.0         12.00
                                                    ------------       -----   --------------       -----
    Total.........................................    34,573,980       100.0%  $  222,578,130       100.0%
                                                    ------------       -----   --------------       -----
                                                    ------------       -----   --------------       -----


    The foregoing tables and calculations assume no exercise of outstanding options. At May 5, 1999, there were 3,241,480 shares of common stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of $4.27 per share. To the extent that these options are exercised, there will be further dilution to new investors. See "Management--1999 Stock Incentive Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to these statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the period from our inception on June 30, 1995 through December 31, 1995 and for the years ended December 31, 1996, 1997 and 1998, and the consolidated balance sheet data at December 31, 1995, 1996, 1997 and 1998, are derived from the consolidated financial statements of Juno which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, which Juno considers necessary for a fair presentation of the financial position and results of operations for those periods. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for any other three-month period or for the year ended December 31, 1999.


    Net loss per share for the three months ended March 31, 1999 is calculated separately for the periods prior and subsequent to the March 1999 statutory merger. The pro forma information regarding net loss per share and weighted average shares outstanding set forth below gives effect to the treatment of Class A limited partnership units as shares of common stock for all periods presented and the conversion of Series B redeemable convertible preferred stock for the period following the March 1999 statutory merger. See the consolidated financial statements and the notes to these statements appearing elsewhere in this prospectus for the determination of the number of shares used in computing historical and pro forma basic and diluted loss per share.

                                                      PERIOD FROM
                                                       INCEPTION
                                                       (JUNE 30,                                                 THREE MONTHS
                                                         1995)             YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                                                      TO DECEMBER   -------------------------------------  ------------------------
                                                       31, 1995        1996         1997         1998         1998         1999
                                                     -------------  -----------  -----------  -----------  -----------  -----------
                                                                                                                 (UNAUDITED)

                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
  Revenues:
    Billable services.............................   $      --    $       6    $   1,371    $   6,645    $     465    $   5,806
    Advertising and transaction fees..............          --          127        1,875        6,454        1,228        2,265
    Direct product sales..........................          --            3        5,845        8,595        2,577        1,649
                                                    -----------  -----------  -----------  -----------  -----------  -----------
      Total revenues..............................          --          136        9,091       21,694        4,270        9,720
                                                    -----------  -----------  -----------  -----------  -----------  -----------
  Cost of revenues:
    Billable services.............................          --           --        1,053        5,606          387        4,678
    Advertising and transaction fees..............          --          278        1,659        3,725          825        1,080
    Direct product sales..........................          --            3        5,796        7,627        2,426        1,424
                                                    -----------  -----------  -----------  -----------  -----------  -----------
      Total cost of revenues......................          --          281        8,508       16,958        3,638        7,182
                                                    -----------  -----------  -----------  -----------  -----------  -----------
  Operating expenses:
    Operations, free service......................          --        5,803       11,075        9,383        2,824        1,846
    Subscriber acquisition........................         592        6,993        3,140        5,334        1,453        2,700
    Sales and marketing...........................         389        4,276       12,593       11,584        4,270        2,312
    Product development...........................       2,577        3,741        4,860        7,345        1,835        1,854
    General and administrative....................         275        2,172        2,897        2,760          914          704
                                                    -----------  -----------  -----------  -----------  -----------  -----------
      Total operating expenses....................       3,833       22,985       34,565       36,406       11,296        9,416
                                                    -----------  -----------  -----------  -----------  -----------  -----------
      Loss from operations........................      (3,833)     (23,130)     (33,982)     (31,670)     (10,664)      (6,878)
  Interest income, net............................          --          128          243           44           74          111
                                                    -----------  -----------  -----------  -----------  -----------  -----------
      Net loss....................................   $  (3,833)   $ (23,002)   $ (33,739)   $ (31,626)   $ (10,590)   $  (6,767)
                                                    -----------  -----------  -----------  -----------  -----------  -----------
                                                    -----------  -----------  -----------  -----------  -----------  -----------

                                                                                                          THREE MONTHS
                                     PERIOD FROM                                                        ENDED MARCH 31,
                                      INCEPTION                                                    --------------------------
                                      (JUNE 30,                                                     TWO MONTHS
                                        1995)          YEAR ENDED DECEMBER 31,                         ENDED      MONTH ENDED
                                     TO DECEMBER   -------------------------------                 FEBRUARY 28,    MARCH 31,
                                      31, 1995       1996       1997       1998                        1999          1999
                                    -------------  ---------  ---------  ---------                 -------------  -----------
                                                                                    THREE MONTHS
                                                                                        ENDED
                                                                                      MARCH 31,
                                                                                        1998
                                                                                    -------------
                                                                                     (UNAUDITED)          (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                      TOTAL
                                    ---------





EARNINGS PER SHARE CALCULATION:
  Net loss.......................  $  (3,833) $ (23,002) $ (33,739) $ (31,626)   $ (10,590)     $  (4,350)    $  (2,417)  $  (6,767)
                                   ---------  ---------  ---------  ---------  -------------  -------------  -----------  ---------
                                   ---------  ---------  ---------  ---------  -------------  -------------  -----------  ---------
  Net loss attributable to common
    stockholders.................  $  (3,833) $ (23,002) $ (33,739) $ (31,626)   $ (10,590)     $  (4,350)    $  (3,589)  $  (6,767)
                                   ---------  ---------  ---------  ---------  -------------  -------------  -----------  ---------
                                   ---------  ---------  ---------  ---------  -------------  -------------  -----------  ---------
  Weighted average number of:
    Class A limited partnership
      units......................        519      3,281     10,500     17,091       16,054         17,684
                                   ---------  ---------  ---------  ---------  -------------  -------------
                                   ---------  ---------  ---------  ---------  -------------  -------------
    Shares of Common Stock.......                                                                                   217
                                                                                                             -----------
                                                                                                             -----------
  Basic and diluted net loss per
    Class A limited partnership
    unit.........................  $   (7.39) $   (7.01) $   (3.21) $   (1.85)   $   (0.66)     $   (0.25)
                                   ---------  ---------  ---------  ---------  -------------  -------------
                                   ---------  ---------  ---------  ---------  -------------  -------------
  Basic and diluted net loss per
    share........................                                                                             $  (16.54)
                                                                                                             -----------
                                                                                                             -----------
  Pro forma basic and diluted net
    loss per share...............                                   $   (1.85)                                            $   (0.32)
                                                                    ---------                                             ---------
                                                                    ---------                                             ---------
  Weighted average shares
    outstanding used in pro forma
    basic and diluted per share
    calculation..................                                      17,091                                                21,225
                                                                    ---------                                             ---------
                                                                    ---------                                             ---------

                                                                             DECEMBER 31,                  MARCH 31,
                                                              ------------------------------------------  -----------
                                                                1995       1996       1997       1998        1999
                                                              ---------  ---------  ---------  ---------  -----------
                                                                                                          (UNAUDITED)

                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $      --  $     598  $  13,770  $   8,152   $  53,165
  Working capital (deficiency)..............................         92     (2,004)     6,927     (8,343)     48,000
  Total assets..............................................         92      4,774     20,133     14,703      71,660
  Total indebtedness, including current maturities..........         --         --        795     10,188       9,930
  Redeemable convertible preferred stock....................         --         --         --         --     141,431
  Partners' capital (deficiency)............................         92     (2,004)    10,504    (12,588)         --
  Total stockholders' equity (deficit)......................         --         --         --         --     (98,829)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF JUNO SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. JUNO'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, SUCH AS THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Juno Online Services, Inc. is a leading provider of Internet-related services to millions of computer users throughout the United States. We offer several levels of service, ranging from basic dial-up Internet e-mail--which is provided to the end user for free--to full, competitively priced access to the World Wide Web. Our revenues are derived primarily from the fees we charge for the use of our billable subscription services, from the sale of advertising, and from the direct sale of products to our subscribers.

    Our business strategy has encompassed two phases. The initial phase, which began at our inception in June 1995, focused on building computer systems and related infrastructure that could be rapidly expanded to accommodate increasing numbers of users, and on maximizing the number of subscribers to our free basic e-mail service, which launched in April 1996. In July 1998, we commenced the second phase of our business strategy by introducing two additional service levels: an enhanced e-mail service, JUNO GOLD, and a full Internet access service, JUNO WEB.

    We classify our revenues as follows:

    (1) Billable services revenues, consisting of:

       (a) subscription fees from subscribers to Juno Gold and Juno Web, our billable subscription services;

       (b) technical support fees received when subscribers to our free basic e-mail service and to Juno Gold call a 900 number for live assistance from a support technician; and

       (c) charges for shipping and handling associated with mailing disks upon request to prospective Juno subscribers, consulting revenues, and fees for other billable services.

    (2) Advertising and transaction fees, consisting of revenues earned from advertisers and strategic marketing partners for displaying advertisements to, and facilitating electronic commerce with, our subscribers. The majority of these advertisements are displayed while a Juno subscriber reads or writes e-mail offline. Advertising revenues are also derived from banner ad impressions displayed to Juno Web subscribers when they use our portal Web site, to which they are automatically brought each time they use Juno to connect to the Web.

    (3) Direct product sales, consisting of revenues generated from the sale of products directly by us to our subscribers and the associated shipping and handling fees.

    The commencement of the second phase of our business strategy has affected the composition of our revenues. On July 22, 1998, we launched our billable subscription services, and as of March 31, 1999, we had approximately 207,000 billable service subscribers, consisting of approximately 86,000 Juno Gold subscribers and approximately 121,000 Juno Web subscribers. Since the launch of our billable subscription services, billable services revenues have increased, both in absolute terms and as a percentage of our revenues.

    We currently offer our billable subscription services under a number of pricing plans, ranging from $2.95 per month for Juno Gold, billed annually in advance, to $19.95 per month for the Juno Web flat-rate plan. In marketing the Juno Web service, we have typically offered a number of promotions, such as a free month of service or a discounted rate for an initial period. Revenues for these billable subscription services accounted for approximately 86.2% of billable services revenues during the first quarter of 1999.

    Our strategy contemplates considerable growth in the number of subscribers to our billable subscription services. We intend to devote significant resources to advertising, brand marketing and referral programs designed to acquire new subscribers directly into our billable subscription services and to encourage migration of our free basic e-mail subscribers to these billable services. We expect growth in the subscriber base for Juno Gold and Juno Web to result in substantial growth in subscription fees, both in absolute dollar terms and as a percentage of total revenues. Our strategy contemplates that revenues for billable subscription services are likely to be the single largest source of revenues for Juno in the immediate future.

    We are subject to industry trends that affect Internet access providers generally, including seasonality and subscriber cancellations. We believe Internet access providers typically incur higher expenses during the last and first calendar quarters, corresponding to heavier usage during the fall and winter, and experience relatively lighter usage and relatively fewer account registrations during the summer. We believe subscriber acquisition also tends to be most effective during the first and last calendar quarters of each year, and we may take these types of seasonal effects into consideration in scheduling our marketing activities. The results of operations of Internet access providers, including those of Juno, are significantly affected by subscriber cancellations. The failure to retain subscribers to our billable subscription services, or an increase in the rate of cancellations of those services, would cause our business and financial results to suffer.

    Additionally, our strategy contemplates increases in revenues from advertising and transaction fees. We expect that strategic marketing alliances will account for an increasing portion of such revenues. This is due in part to our expectation that we may secure additional strategic marketing alliances, as well as to our expectation that we may earn incremental performance-based revenues beyond the minimum guaranteed revenues associated with some of these arrangements. Furthermore, we expect that revenues from direct product sales will decline in the future as a percentage of total revenues due to our strategic decision to focus increasingly on higher margin activities.

    Our principal expenses consist of marketing, telecommunications, customer service, personnel and related costs, and the cost of direct product sales. We have elected to obtain telecommunications services, customer service and merchandising fulfillment principally from third-party providers.

    We have incurred net losses of $99.0 million from our inception on June 30, 1995 through March 31, 1999. In addition, we have recorded cumulative unearned compensation of $762,000, which represents the difference between the exercise price and the deemed fair market value at the date of grant for shares of common stock issuable upon the exercise of stock options. Of the total unearned compensation amount, $34,000 was amortized for the year ended December 31, 1998 and $37,000 was amortized for the three months ended March 31, 1999. The remaining unearned compensation amount is expected to be amortized over the remaining vesting periods of the related options. In April 1999, we recorded an additional $612,000 of unearned compensation for additional options granted to purchase shares of common stock.

    We have relied on private sales of equity securities, totaling $79.6 million through December 31, 1998, and borrowings to fund our operations. In March 1999, we raised an additional $61.8 million of net proceeds through the private placement of Series B redeemable convertible preferred stock. We expect net losses to continue for the foreseeable future as we continue to incur significant expenses while pursuing our business strategy.

    Prior to March 1, 1999, we operated our business primarily through a limited partnership, Juno Online Services, L.P. On that date, we completed a statutory merger of Juno Online Services, L.P. into Juno Online Services, Inc., which had been a wholly owned subsidiary of Juno Online Services, L.P. Juno Online Services, Inc. is the surviving entity after completion of the statutory merger. The consolidated financial statements included in the prospectus consist of the accounts of both Juno Online Services, L.P. and Juno Online Services, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. Since we operated as a limited partnership prior to March 1, 1999, taxable losses incurred through that date have been allocated to the partners for reporting on their respective income tax returns. Accordingly, as of that date, we had no available net operating loss carryforwards available for federal and state income tax purposes to offset future taxable income, if any.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998

    REVENUES

    Total revenues increased approximately $5.5 million, from $4.3 million for the three months ended March 31, 1998 to $9.7 million for the three months ended March 31, 1999, an increase of 128%. This increase was due primarily to increases in billable services and in advertising and transaction fees, partially offset by a decrease in direct product sales.

    BILLABLE SERVICES. Billable services revenues increased $5.3 million, from $0.5 million for the three months ended March 31, 1998 to $5.8 million for the three months ended March 31, 1999, an increase of 1,149%. This increase was due primarily to the introduction of our billable subscription services in July 1998, which contributed $5.0 million of revenues in the three months ended March 31, 1999. At March 31, 1999, there were approximately 207,000 billable service subscribers, with approximately 86,000 subscribing to Juno Gold and approximately 121,000 subscribing to Juno Web.

    ADVERTISING AND TRANSACTION FEES. Advertising and transaction fees increased approximately $1.0 million, from $1.2 million for the three months ended March 31, 1998 to $2.3 million for the three months ended March 31, 1999, an increase of 84.4%. This increase was due to additional revenue from a larger number of strategic marketing alliances. This increase was also due in part to a contribution from revenue recognized over the shortened life of a strategic marketing alliance which featured a minimum revenue guarantee and which was terminated by the strategic partner effective May 1, 1999. This contribution accounted for approximately 23.0% of advertising and transaction fees for the three months ended March 31, 1999. The increase in advertising and transaction fees was partially offset by declines in the number of and the aggregate revenue generated from shorter-term ad sales contracts, reflecting our shift in emphasis towards larger strategic deals.

    DIRECT PRODUCT SALES. Direct product sales decreased approximately $0.9 million, from $2.6 million for the three months ended March 31, 1998 to $1.6 million for the three months ended March 31, 1999, a decrease of 36.0%. This decline reflects our strategic decision in 1998 to narrow the range of our direct product sales activities and of the types of products offered to our subscribers. Instead, we decided to concentrate on forming strategic marketing alliances and developing other uses for our advertising inventory that we believe should generate revenues with higher margins than direct product sales.

    COST OF REVENUES

    Total cost of revenues increased approximately $3.5 million, from $3.6 million for the three months ended March 31, 1998 to $7.2 million for the three months ended March 31, 1999, an increase of 97.4%. This increase was due primarily to increases in costs associated with billable services and in advertising and transaction fees, partially offset by a decrease in costs associated with direct product sales.

    BILLABLE SERVICES. Cost of revenues related to billable services consists primarily of the costs to provide Juno Gold and Juno Web, including telecommunications, customer service, operator-assisted technical support, credit card fees, and personnel and related overhead costs. In addition, cost of revenues related to billable services includes the costs of mailing disks upon request to prospective Juno subscribers, and the personnel and related overhead costs associated with our performance of a short-term consulting engagement during the three months ended March 31, 1999.

    Cost of revenues related to billable services increased $4.3 million, from $0.4 million for the three months ended March 31, 1998 to $4.7 million for the three months ended March 31, 1999, an increase of 1,109%. This increase was due primarily to the costs of providing our billable subscription services. Costs related to the provision of these billable subscription services, principally customer service, technical support and telecommunications expenses, accounted for 76.1% of the total costs of revenues related to billable services during the three months ended March 31, 1999 and accounted for the majority of the increase. Cost of revenues as a percentage of billable services revenues decreased from 83.1% for the three months ended March 31, 1998 to 80.6% for the three months ended March 31, 1999. This decrease is primarily attributable to the introduction of billable subscription services and the higher margins realized from those services during the three months ended March 31, 1999.

    ADVERTISING AND TRANSACTION FEES. Cost of revenues for advertising and transaction fees consists primarily of the transmission costs associated with downloading advertisements to the hard drives of subscribers' computers for later display, the personnel and related costs associated with the creation and distribution of such advertisements, and the costs associated with reporting the results of ad campaigns to advertisers.

    Cost of revenues for advertising and transaction fees increased $0.3 million, from $0.8 million for the three months ended March 31, 1998 to $1.1 million for the three months ended March 31, 1999, an increase of 30.8%. This increase was due primarily to the impact of additional strategic marketing alliances. Cost of revenues related to advertising and transaction fees as a percentage of advertising and transaction fees decreased from 67.2% for the three months ended March 31, 1998 to 47.7% for the three months ended March 31, 1999. This decrease is primarily due to a contribution from revenue recognized over the shortened life of a strategic marketing alliance that featured a minimum revenue guarantee, and also to decreased telecommunications rates, faster average connection speeds and improvements in our production and distribution methods.

    DIRECT PRODUCT SALES. Cost of revenues for direct product sales consists primarily of the costs of merchandise sold directly by us to our subscribers and the associated shipping and handling costs.

    The cost of revenues for direct product sales decreased $1.0 million, from $2.4 million for the three months ended March 31, 1998 to $1.4 million for the three months ended March 31, 1999, a decrease of 41.3%. This decrease corresponds to the decrease in merchandise sold. The cost of revenues for direct product sales as a percentage of direct product sales revenues decreased from 94.1% for the three months ended March 31, 1998 to 86.3% for the three months ended March 31, 1999. This decrease was primarily due to efficiencies associated with outsourcing various functions rather than performing them internally.

    OPERATING EXPENSES

    OPERATIONS, FREE SERVICE. Operations, free service consists of the costs associated with providing our free basic e-mail service, comprising principally telecommunications costs, expenses associated with providing customer service, depreciation of network equipment, and personnel and related overhead costs.

    Expenses associated with operations, free service decreased $1.0 million, from $2.8 million for the three months ended March 31, 1998 to $1.8 million for the three months ended March 31, 1999, a decrease of 34.6%. This decrease was primarily due to declining telecommunications rates and increasing connection speeds resulting from the use of faster modems by a portion of our subscriber base.

    SUBSCRIBER ACQUISITION. Subscriber acquisition costs include all costs incurred to acquire subscribers to either our free basic e-mail service or one of our billable subscription services. These costs include direct mail campaigns, advertising through conventional and computer-based media, telemarketing, producing advertisements to be displayed over the Juno services and transmitting them to our subscribers, disk duplication and fulfillment, and bounties paid to acquire subscribers, among other marketing activities. These costs also include various subscriber retention activities, as well as personnel and related overhead costs.

    Subscriber acquisition costs increased $1.2 million, from $1.5 million for the three months ended March 31, 1998 to $2.7 million for the three months ended March 31, 1999, an increase of 85.8%. This increase is primarily due to ad production and transmission costs associated with soliciting basic e-mail subscribers to upgrade to our billable subscription services, costs associated with preparations for large-scale marketing activities scheduled to begin in the second quarter of 1999 and inbound telemarketing costs incurred in connection with subscriber acquisition and retention activities. The increase in these costs was partially offset by a decrease in expenses related to referral bounties as various agreements that called for bounty payments expired or were terminated. As a percentage of revenues, subscriber acquisition costs decreased from 34.0% in the three months ended March 31, 1998 to 27.8% in the three months ended March 31, 1999. This percentage decrease was primarily due to the increase in revenues for the three months ended March 31, 1999. We expect that subscriber acquisition costs will increase significantly both in absolute dollar terms and as a percentage of total revenues in the future.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of the personnel and related overhead costs of the following departments: advertising sales and business development; direct product sales; and product marketing. Also included are costs associated with trade advertising intended to support our ad sales effort, corporate branding activities unrelated to subscriber acquisition, and public relations, as well as ad production, ad transmission, customer service and fulfillment costs associated with our direct product sales activities.

    Sales and marketing costs decreased $2.0 million, from $4.3 million for the three months ended March 31, 1998 to $2.3 million for the three months ended March 31, 1999, a decrease of 45.8%. This decrease is primarily due to cost savings associated with our decision to narrow the range of our direct product sales activities. We reduced the headcount assigned to our direct product sales activities, as well as our inventory risk, primarily by outsourcing substantially all of the procurement, warehousing, fulfillment, billing and customer service aspects of the initiative. Sales and marketing expenses for the three months ended March 31, 1998 include charges of approximately $0.3 million relating to inventory write-offs and severance pay. As a percentage of revenues, sales and marketing costs decreased from 100.0% in the three months ended March 31, 1998 to 23.8% in the three months ended March 31, 1999. This percentage decrease was primarily due to the increase in revenues for the three months ended March 31, 1999.

    PRODUCT DEVELOPMENT. Product development includes research and development expenses and other product development costs. These costs consist primarily of personnel and related overhead costs as well as the costs associated with research and development and other product development activities performed for us on a contract basis by a related party in Hyderabad, India.

    Product development costs increased approximately $19,000, from $1.8 million for the three months ended March 31, 1998 to $1.9 million for the three months ended March 31, 1999, an increase of 1.0%. Product development costs in the three months ended March 31, 1998 and 1999 related primarily to the continued development of our billable subscription services and of various pieces of software. To date, we have not capitalized any expenses related to any software development activities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of personnel and related overhead costs associated with executive, finance, legal, recruiting, human resources and facilities functions, as well as various professional expenses.

    General and administrative costs decreased $0.2 million, from $0.9 million for the three months ended March 31, 1998 to $0.7 million for the three months ended March 31, 1999, a decrease of 23.0%. This decrease is primarily due to reduced personnel and related overhead costs and cost containment programs. As a percentage of revenues, general and administrative costs decreased from 21.4% in the three months ended March 31, 1998 to 7.2% for the three months ended March 31, 1999. This decrease was primarily due to the increase in revenue for the three months ended March 31, 1999. We expect that we will incur additional general and administrative expenses as we hire additional personnel and incur additional costs related to the growth of our business and our operation as a public company, including directors' and officers' liability insurance, investor relations programs and professional service fees. Accordingly, we anticipate that general and administrative expenses will increase in absolute dollar terms in the future.

    INTEREST INCOME, NET. Interest income, net increased $37,000, from $74,000 for the three months ended March 31, 1998 to $111,000 for the three months ended March 31, 1999, an increase of 50.1%. This increase is primarily due to interest income earned on higher average cash balances in the three months ended March 31, 1999 due to the receipt of $61.8 million of net proceeds in exchange for the issuance of redeemable convertible preferred stock in March 1999, partially offset by higher interest payments for borrowings.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUES

    Total revenues increased $12.6 million, from $9.1 million for the year ended December 31, 1997 to $21.7 million for the year ended December 31, 1998, an increase of 139%. This increase was due primarily to increases in billable services and in advertising and transaction fees.

    BILLABLE SERVICES. Billable services revenues increased approximately $5.3 million, from $1.4 million for the year ended December 31, 1997 to $6.6 million for the year ended December 31, 1998, an increase of 385%. This increase was due primarily to the introduction of our billable subscription services, which contributed $3.6 million in subscription fees in 1998; a short-term development consulting contract which contributed $1.0 million; and technical support fees associated with the growth of the subscriber base of Juno's free basic e-mail service and of Juno Gold. At December 31, 1998, there were approximately 144,000 billable services subscribers, with approximately 53,000 subscribing to Juno Gold and approximately 91,000 subscribing to Juno Web.

    ADVERTISING AND TRANSACTION FEES. Advertising and transaction fees increased $4.6 million, from $1.9 million for the year ended December 31, 1997 to $6.5 million for the year ended December 31, 1998, an increase of 244%. This increase was due primarily to additional advertisers and advertisements delivered, and the impact of additional strategic marketing alliances.

    From time to time, we engage in barter transactions in which we exchange advertising with other Internet or traditional media companies, provide advertising in exchange for software distribution services or other forms of marketing assistance, or participate in other reciprocal service arrangements.

Barter transactions accounted for 0.3% of total advertising and transaction fees for the year ended December 31, 1997, and 1.9% for the year ended December 31, 1998.

    DIRECT PRODUCT SALES. Direct product sales increased $2.8 million, from $5.8 million for the year ended December 31, 1997 to $8.6 million for the year ended December 31, 1998, an increase of 47.0%. However, revenues from direct product sales decreased $1.0 million, from $5.0 million for the six months ended December 31, 1997 to $4.0 million for the six months ended December 31, 1998, a decrease of 20.1%. This decline reflects our strategic decision during the first quarter of 1998 to narrow the range of our direct product sales activities and of the types of products offered to our subscribers. Instead, we decided to concentrate on forming strategic marketing alliances and developing other uses for our advertising inventory that we believe should generate revenues with higher margins than direct products sales.

    COST OF REVENUES

    Total cost of revenues increased $8.5 million, from $8.5 million for the year ended December 31, 1997 to $17.0 million, an increase of approximately 99.3%. This increase was due primarily to increases in costs associated with billable services and with advertising and transaction fees.

    BILLABLE SERVICES. Cost of revenues related to billable services increased approximately $4.6 million, from $1.1 million for the year ended December 31, 1997 to $5.6 million for the year ended December 31, 1998, an increase of 433%. This increase is primarily due to the costs of providing our billable subscription services. Costs related to the provision of these billable subscription services, principally customer service, technical support and telecommunications expenses, accounted for 58.0% of the total costs of revenues related to all billable services during 1998 and accounted for a majority of the increase. Cost of revenues related to billable services as a percentage of total billable services revenues increased from 76.8% for the year ended December 31, 1997 to 84.4% for the year ended December 31, 1998. This increase is principally related to the introduction of billable subscription services, the relatively high percentage of subscribers to these services who are in their initial months, and the higher costs incurred in the early stages of a subscriber's life cycle. We believe that customer service and technical support costs are substantially higher in the initial months following signup than during later months. We also incur significant startup costs associated with training customer service and technical support representatives and with developing processes necessary to support the subscriber base and its anticipated future growth. We expect that, other things being equal, these costs will be highest as a percentage of the related revenues during periods of rapid percentage growth in the subscriber base of our billable subscription services.

    ADVERTISING AND TRANSACTION FEES. Cost of revenues for advertising and transaction fees increased approximately $2.1 million, from $1.7 million for the year ended December 31, 1997 to $3.7 million for the year ended December 31, 1998, an increase of 125%. This increase was principally due to additional advertisers and advertisements delivered and the impact of additional strategic marketing alliances. The cost of revenues for advertising and transaction fees as a percentage of advertising and transaction fees revenue decreased from 88.5% for the year ended December 31, 1997 to 57.7% for the year ended December 31, 1998. This decrease is primarily due to economies of scale associated with higher volumes of ad production, decreased telecommunications rates, faster average connection speeds, and improvements in our production and distribution methods.

    DIRECT PRODUCT SALES. The cost of revenues for direct product sales increased $1.8 million, from $5.8 million for the year ended December 31, 1997 to $7.6 million for the year ended December 31, 1998, an increase of 31.6%. This increase corresponds to the increase in merchandise sold. The cost of revenues for direct product sales as a percentage of direct product sales revenue decreased from 99.2% for the year ended December 31, 1997 to 88.7% for the year ended December 31, 1998. This decrease was primarily due to efficiencies associated with outsourcing various functions rather than performing them internally.

    OPERATING EXPENSES

    OPERATIONS, FREE SERVICE. Expenses associated with operations, free service decreased $1.7 million, from $11.1 million for the year ended December 31, 1997 to $9.4 million for the year ended December 31, 1998, a decrease of 15.3%. This decrease was primarily due to declining telecommunications rates and increasing connection speeds resulting from the use of faster modems by a portion of our subscriber base. These cost savings were partially offset by an increase in the number of subscribers connecting in a given month. During the month ended December 31, 1997, 1,986,000 subscriber accounts connected and during the month ended December 31, 1998, 2,434,000 subscriber accounts connected.

    SUBSCRIBER ACQUISITION. Subscriber acquisition costs increased $2.2 million, from $3.1 million for the year ended December 31, 1997 to $5.3 million for the year ended December 31, 1998, an increase of 69.9%. This increase is primarily due to direct mail and advertising costs incurred to acquire subscribers to our free basic e-mail service in the first half of 1998, ad production and transmission costs associated with soliciting basic e-mail subscribers to upgrade to our billable subscription services starting in July 1998, and costs incurred during the second half of 1998 to prepare for the large-scale marketing activities planned for 1999. The increase in these costs was partially offset by a decrease in expenses related to referral bounties as various agreements that called for bounty payments expired or were terminated. As a percentage of revenues, subscriber acquisition costs decreased from 34.5% in 1997 to 24.6% in 1998. This percentage decrease was primarily due to the relatively larger 1998 revenues. We expect that subscriber acquisition costs will increase significantly both in absolute dollar terms and as a percentage of total revenue in the future.

    SALES AND MARKETING. Sales and marketing costs decreased $1.0 million, from $12.6 million for the year ended December 31, 1997 to $11.6 million for the year ended December 31, 1998, a decrease of 8.0%. This decrease is primarily due to reductions in the level of trade advertising we undertook in 1998 as well as to cost savings associated with our decisions to close our regional ad sales offices and to narrow the range of our direct product sales activities. We reduced the headcount assigned to our direct product sales activities, as well as inventory risk, primarily by outsourcing substantially all of the procurement, warehousing, fulfillment, billing and customer service aspects of this initiative. In each of the first and second quarters of 1998, sales and marketing expenses include charges of approximately $300,000 relating to inventory write-offs, severance pay, and lease termination costs. As a percentage of revenues, sales and marketing costs decreased from 139% in 1997 to 53.4% in 1998. This percentage decrease was primarily due to our relatively larger 1998 revenues.

    PRODUCT DEVELOPMENT. Product development costs increased approximately $2.5 million, from $4.9 million for the year ended December 31, 1997 to $7.3 million for the year ended December 31, 1998, an increase of 51.1%. This increase is primarily due to the costs associated with establishing development operations in Hyderabad, India, a project we initiated in the fourth quarter of 1997. Product development costs in 1998 related primarily to the continued development of our billable subscription services and of various pieces of software. To date, we have not capitalized expenses related to any software development activities.

    GENERAL AND ADMINISTRATIVE. General and administrative costs decreased $0.1 million, from $2.9 million for the year ended December 31, 1997 to $2.8 million for the year ended December 31, 1998, a decrease of 4.7%. This decrease is primarily due to reduced personnel and related overhead costs, lower professional fees, and cost containment programs. As a percentage of revenues, general and administrative costs decreased from 31.9% for the year ended December 31, 1997 to 12.7% for the year ended December 31, 1998. This decrease was primarily due to the increase in revenues for the year ended December 31, 1998. We expect that we will incur additional general and administrative expenses as we hire additional personnel and incur additional costs related to the growth of our business and our operation as a public company, including directors' and officers' liability insurance, investor relations programs and professional service fees. Accordingly, we anticipate that general and administrative expenses will increase in absolute dollar terms in the future.

    INTEREST INCOME, NET. Interest income, net decreased $199,000, from $243,000 for the year ended December 31, 1997 to $44,000 for the year ended December 31, 1998, a decrease of 81.9%. This decrease is primarily due to interest payments for borrowings and increased capital lease obligations, partially offset by interest income earned on higher average cash balances during 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    REVENUES

    Total revenues increased $9.0 million, from $0.1 million for the year ended December 31, 1996 to $9.1 million for the year ended December 31, 1997. This increase was primarily due to increases in direct product sales and in advertising and transaction fees.

    BILLABLE SERVICES. Billable services revenues increased $1.4 million, from $6,000 for the year ended December 31, 1996 to $1.4 million for the year ended December 31, 1997. This increase is primarily due to the implementation of fee-based technical support for subscribers to our free basic e-mail service in January 1997 and the initiation, as of March 1997, of our policy to charge prospective subscribers to our free basic e-mail service a shipping and handling fee if they request that a copy of our software be sent to them by mail.

    ADVERTISING AND TRANSACTION FEES. Advertising and transaction fees increased approximately $1.7 million, from $127,000 for the year ended December 31, 1996 to $1.9 million for the year ended December 31, 1997. This increase reflects the expansion of our sales force and the growth in the subscriber base of our free basic e-mail service to a level sufficient to interest advertisers, and is principally due to the significantly higher number of advertisers and advertisements delivered.

    DIRECT PRODUCT SALES. Direct product sales increased $5.8 million, from $3,000 for the year ended December 31, 1996 to $5.8 million for the year ended December 31, 1997. This increase reflects the first full year of direct product sales activity and the growth of our subscriber base.

    COST OF REVENUES

    Cost of revenues increased $8.2 million, from $0.3 million for the year ended December 31, 1996 to $8.5 million for the year ended December 31, 1997. This increase was primarily due to increases in costs associated with direct product sales and with advertising and transaction fees.

    BILLABLE SERVICES. The cost of revenues related to billable services increased $1.1 million, from $0 for the year ended December 31, 1996 to $1.1 million in 1997. This increase is primarily due to costs associated with providing fee-based technical support to subscribers to our free basic e-mail service starting in January 1997 and with our policy to charge prospective subscribers to our free basic e-mail service a shipping and handling fee if they request that a copy of our software be sent to them by mail.

    ADVERTISING AND TRANSACTION FEES. The cost of revenues for advertising and transaction fees increased $1.4 million, from $278,000 for the year ended December 31, 1996 to $1.7 million for the year ended December 31, 1997. This increase is principally due to additional production and transmission costs associated with the increase in advertisements delivered.

    DIRECT PRODUCT SALES. The cost of revenues for direct product sales increased $5.8 million, from $3,000 for the year ended December 31, 1996 to $5.8 million for the year ended December 31, 1997. This increase corresponds to the increase in products sold.

    OPERATING EXPENSES

    OPERATIONS, FREE SERVICE. The expenses associated with operations, free service increased $5.3 million, from $5.8 million for the year ended December 31, 1996 to $11.1 million for the year ended December 31, 1997, an increase of 90.8%. This increase is primarily due to the growth in the subscriber base of our free basic e-mail service, which resulted in increased telecommunications and customer service costs, partially offset by declining telecommunication rates and increasing average connection speeds. During the month ended December 31, 1996, 823,000 subscriber accounts connected and during the month ended December 31, 1997, 1,986,000 subscriber accounts connected.

    SUBSCRIBER ACQUISITION. Subscriber acquisition costs decreased $3.9 million, from $7.0 million for the year ended December 31, 1996 to $3.1 million for the year ended December 31, 1997, a decrease of 55.1%. This decrease is primarily due to the reduction in advertising and direct mail activities in 1997 relative to those in 1996, the year in which we launched our free basic e-mail service. The effect of this reduction in advertising and direct mail activities was partially offset by increased referral bounty expenses in 1997.

    SALES AND MARKETING. Sales and marketing expenses increased $8.3 million, from $4.3 million for the year ended December 31, 1996 to $12.6 million for the year ended December 31, 1997, an increase of 195%. This increase is primarily due to the growth of our advertising sales force as well as the expansion of our direct product sales activities, which increased our expenses related to ad production, ad transmission, and order fulfillment. These increases were partially offset by reductions in the level of trade advertising we undertook in 1997.

    PRODUCT DEVELOPMENT. Product development costs increased approximately $1.1 million, from $3.7 million for the year ended December 31, 1996 to $4.9 million for the year ended December 31, 1997, an increase of 29.9%. This increase is primarily due to increased personnel and related overhead costs, due to higher headcount. Product development costs in 1997 related primarily to development of refinements to our advertising and electronic commerce systems and certain other pieces of software.

    GENERAL AND ADMINISTRATIVE. General and administrative costs increased $0.7 million, from $2.2 million for the year ended December 31, 1996 to $2.9 million for the year ended December 31, 1997, an increase of 33.4%. This increase is primarily due to increased personnel and related overhead costs, due to increased headcount.

    INTEREST INCOME, NET. Interest income, net increased $115,000, from $128,000 for the year ended December 31, 1996 to $243,000 for the year ended December 31, 1997, an increase of 89.8%. This increase is primarily due to interest income earned on higher average cash balances in 1997.

QUARTERLY RESULTS OF OPERATIONS DATA

    The following table sets forth unaudited quarterly statement of operations data for each of the five quarters ended March 31, 1999, as well as the same data expressed as a percentage of our total revenues for the periods indicated. In our opinion, this unaudited information has been prepared substantially on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations data. The quarterly data should be read in conjunction with the consolidated financial statements and the notes to these statements appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                          THREE MONTHS ENDED
                                                -----------------------------------------------------------------------
                                                  MAR. 31,                     SEPT. 30,      DEC. 31,
                                                    1998      JUNE 30, 1998      1998           1998      MAR. 31, 1999
                                                ------------  -------------  -------------  ------------  -------------

                                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Billable services...........................   $      465     $     709      $   1,528     $    3,943     $   5,806
  Advertising and transaction fees............        1,228         1,540          1,759          1,927         2,265
  Direct product sales........................        2,577         2,035          1,847          2,136         1,649
                                                ------------  -------------  -------------  ------------  -------------
      Total revenues..........................        4,270         4,284          5,134          8,006         9,720
                                                ------------  -------------  -------------  ------------  -------------
Cost of revenues:
  Billable services...........................          387           580          1,306          3,333         4,678
  Advertising and transaction fees............          825           875            992          1,033         1,080
  Direct product sales........................        2,426         1,709          1,592          1,900         1,424
                                                ------------  -------------  -------------  ------------  -------------
      Total cost of revenues..................        3,638         3,164          3,890          6,266         7,182
                                                ------------  -------------  -------------  ------------  -------------
Operating expenses:
  Operations, free service....................        2,824         2,356          2,101          2,102         1,846
  Subscriber acquisition......................        1,453           427          1,067          2,387         2,700
  Sales and marketing.........................        4,270         2,884          2,212          2,218         2,312
  Product development.........................        1,835         1,630          1,849          2,031         1,854
  General and administrative..................          914           676            513            657           704
                                                ------------  -------------  -------------  ------------  -------------
      Total operating expenses................       11,296         7,973          7,742          9,395         9,416
                                                ------------  -------------  -------------  ------------  -------------
      Loss from operations....................      (10,664)       (6,853)        (6,498)        (7,655)       (6,878)
Interest income (expense), net................           74           (14)             6            (22)          111
                                                ------------  -------------  -------------  ------------  -------------
      Net loss................................   $  (10,590)    $  (6,867)     $  (6,492)    $   (7,677)    $  (6,767)
                                                ------------  -------------  -------------  ------------  -------------
                                                ------------  -------------  -------------  ------------  -------------

PERCENTAGE OF REVENUES:
  Revenues:
    Billable services.........................         10.9%         16.6%          29.7%          49.3%         59.7%
    Advertising and transaction fees..........         28.8          35.9           34.3           24.1          23.3
    Direct product sales......................         60.3          47.5           36.0           26.6          17.0
                                                ------------  -------------  -------------  ------------  -------------
      Total revenues..........................        100.0         100.0          100.0          100.0         100.0
                                                ------------  -------------  -------------  ------------  -------------
  Cost of revenues:
    Billable services.........................          9.1          13.5           25.4           41.7          48.1
    Advertising and transaction fees..........         19.3          20.4           19.4           12.9          11.1
    Direct product sales......................         56.8          40.0           31.0           23.7          14.7
                                                ------------  -------------  -------------  ------------  -------------
      Total cost of revenues..................         85.2          73.9           75.8           78.3          73.9
                                                ------------  -------------  -------------  ------------  -------------
  Operating expenses:
    Operations, free service..................         66.1          55.0           40.9           26.2          19.0
    Subscriber acquisition....................         34.0          10.0           20.7           29.8          27.8
    Sales and marketing.......................        100.0          67.3           43.1           27.7          23.8
    Product development.......................         43.0          38.0           36.0           25.4          19.1
    General and administrative................         21.4          15.8           10.1            8.2           7.2
                                                ------------  -------------  -------------  ------------  -------------
      Total operating expenses................        264.5         186.1          150.8          117.3          96.9
                                                ------------  -------------  -------------  ------------  -------------
      Loss from operations....................       (249.7)       (160.0)        (126.6)         (95.6)        (70.8)
  Interest income (expense), net..............          1.7          (0.3)           0.1           (0.3)          1.2
                                                ------------  -------------  -------------  ------------  -------------
      Net loss................................       (248.0)%      (160.3)%       (126.5)%        (95.9)%       (69.6)%
                                                ------------  -------------  -------------  ------------  -------------
                                                ------------  -------------  -------------  ------------  -------------

    The following table sets forth selected subscriber data for each of the five quarters ended March 31, 1999. This data should be read in conjunction with the information appearing elsewhere in this prospectus. The selected subscriber data for any quarter are not necessarily indicative of future periods.

                                                                          SEPT. 30,      DEC. 31,      MAR. 31,
SELECTED SUBSCRIBER DATA:                MAR. 31, 1998   JUNE 30, 1998      1998           1998          1999
---------------------------------------  --------------  -------------  -------------  ------------  ------------
Total subscriber accounts as of (1)....      4,699,000      5,298,000      5,852,000     6,336,000     6,817,000
  Subscriber accounts that connected in
    the three-month period ended.......      2,924,000      3,032,000      3,121,000     3,108,000     3,108,000
  Subscriber accounts that connected in
    the month ended....................      2,340,000      2,361,000      2,409,000     2,434,000     2,438,000
  Average subscriber accounts that
    connected per day in the month
    ended..............................        889,000        836,000        889,000       887,000       912,000
Billable subscription service accounts
  as of (2)............................             --             --         64,000       144,000       207,000

------------------------

(1) Includes all user accounts created since Juno's inception, regardless of activity level, if any, net of accounts that have been cancelled.

(2) Billable subscription service accounts are a subset of total subscriber accounts and, to the extent applicable, are also included in the number of subscriber accounts shown as having connected during the periods described.

    We have historically experienced seasonality, with use of Internet services being somewhat lower during the summer and year-end holiday periods. We believe seasonality favorably impacts subscriber acquisition during the first and fourth calendar quarters. We further believe that seasonality may negatively affect our advertising revenue during the first and third calendar quarters. Finally, we believe that direct product sales are positively affected in the fourth quarter due to the year-end holiday buying season, although we cannot assure you that this trend will continue in future periods. See "Risk Factors--Juno's business is subject to fluctuations in operating results which may negatively impact the price of our stock."

    Despite the impact of seasonality, our revenues have increased in all quarters presented. We believe that these increases occurred for a number of reasons, including:

    - the overall growth of our business and the industry's growth as a whole;

    - the launch of our billable subscription services on July 22, 1998; and

    - the increase in advertising and transaction fees generated by strategic marketing alliances beginning with the third quarter of 1998.

We cannot assure you that we will not experience seasonal fluctuations and the risks associated therewith in the future. Primarily due to our previously described strategic decision to narrow our direct product sales activities, direct product sales revenue decreased in all quarters except for the fourth quarter, which we believe was positively affected by the holiday buying season.

    Cost of revenues increased as a percentage of total revenues in the third and fourth quarters of 1998 primarily due to:

    - the startup costs associated with the introduction of billable subscription services;

    - the relatively high percentage of subscribers to these services who are in their initial months;

    - the higher costs incurred in the early months of a subscriber's life cycle; and

    - the fact that most Juno Web subscribers currently receive their first month of service at no charge.

    Cost of revenues decreased, as a percentage of total revenues, from 78.3% for the three months ended December 31, 1998 to 73.9% for the three months ended March 31, 1999. This decrease was primarily due to the decline in the percentage of billable subscription service users who were in their initial months following signup, as compared to previous quarters. In addition, the cost of revenues, as a percentage of total revenues, was positively impacted by a contribution from revenue recognized over the shortened life of a strategic marketing alliance that featured a minimum revenue guarantee.

    Operating expenses decreased in the second quarter of 1998 due to reduced subscriber acquisition activities, and in the second and third quarters of 1998 due to savings resulting from the narrowing of our direct product sales activities, the closing of regional sales offices, and cost containment programs. Operating expenses increased in the fourth quarter of 1998 principally because of increased spending initiated during the third quarter related to subscriber acquisition. This increase in spending reflects increased levels of marketing conducted over the Juno service in order to promote our billable subscription services to our free basic e-mail service subscribers, as well as preparations for the large-scale marketing activities planned for 1999. The increase in subscriber acquisition costs continued in the three months ended March 31, 1999. Total operating costs remained relatively flat as compared to the three months ended December 31, 1998 primarily due to lower costs associated with operating the free basic e-mail service. The cost of operations, free service decreased due to the continued decline in telecommunications rates and increases in connection speeds resulting from the use of faster modems by a portion of our subscriber base. We anticipate significant increases in subscriber acquisition expenses. See "Use of Proceeds." We anticipate that this increased spending will result in substantial fluctuations in subscriber acquisition expenses, operating expenses, and net loss on a quarter-to-quarter basis.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to the March 1999 private placement described below, we were financed primarily through capital contributions from entities or persons affiliated with
D. E. Shaw & Co., Inc. In March 1998, we borrowed $10.0 million from D. E. Shaw Securities Group, L.P., an affiliated party, pursuant to an unsecured note. The note bears interest at the Federal Funds rate plus 0.375%, which totalled 5.355% as of March 31, 1999. Outstanding principal and any accrued but unpaid interest is required to be paid upon the earlier of December 31, 2000 and the date of completion of an initial public offering by Juno registered under the Securities Act of 1933, and will be repaid in full with the proceeds from this offering and is otherwise scheduled to mature on December 31, 2000. At March 31, 1999, the balance, including accrued interest, of the note was $8.8 million. See "Use of Proceeds."

    For the three months ended March 31, 1999, we used $6.2 million in cash for working capital purposes and to fund losses from operations. In addition, we paid $10.0 million for advertising that may be used at any time prior to March 2001, bringing total net cash used in operating activities to $16.2 million. Net cash used in operating activities was $16.4 million, $33.6 million and $20.9 million for the years ended December 31, 1996, 1997 and 1998, respectively. The decrease in net cash used in operating activities of $12.7 million from $33.6 million for the year ended December 31, 1997 to $20.9 million for the year ended December 31, 1998 was primarily the result of deferred revenues, changes in working capital accounts, and non-cash charges for depreciation and amortization.

    Net cash used in investing activities was $0.2 million for the three months ended March 31, 1999. Net cash used in investing activities was $0, $3.4 million and $1.6 million for the years ended December 31, 1996, 1997 and 1998, respectively. The principal use of cash for the periods presented was for the purchase of fixed assets. Prior to July 1997, we utilized fixed assets owned by DESCO, L.P., the expense relating to which was allocated to us. Beginning in July 1997, substantially all new acquisitions of fixed assets have been made directly by us.

    Net cash provided by financing activities was $61.4 million for the three months ended March 31, 1999. In March 1999, we received net proceeds of $61.8 million in exchange for our issuance of 10,138,716 shares of Series B redeemable convertible preferred stock, which will automatically convert into an equivalent number of shares of common stock upon the closing of this offering. Net cash provided by financing activities was $17.0 million, $50.1 million and $16.9 million for the years ended December 31, 1996, 1997 and 1998, respectively. Financing activities are primarily capital contributions, the borrowings and repayments under the note during 1998, and capital lease obligation payments.

    We do not currently have any material commitments for capital expenditures outside of the normal course of business and recent historical trends. However, we do anticipate that we will increase our capital expenditures and lease commitments beyond recent historical trends to expand our infrastructure in anticipation of the growth of our subscriber base. We may also take advantage of opportunities to employ various cost-effective but capital-intensive approaches to the provision of our Internet services. As a result of our outsourcing arrangements for telecommunications services and customer service, we have substantially reduced the level of capital expenditures that would otherwise have been necessary to develop our product offerings. In the event that these outsourcing arrangements were no longer available to us, significant capital expenditures would be required and our business and financial results could suffer. In addition, we anticipate significantly increasing subscriber acquisition expenses in order to fund subscriber growth and help us gain market share. Additional expenditures in connection with subscriber acquisition will represent a material use of our cash resources.

    We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash needs for at least the next twelve months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. See "Risk Factors--We cannot predict our future capital needs and we may not be able to secure additional financing."

IMPACT OF THE YEAR 2000

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to identify a given year. Many of the computer programs that Juno utilizes include specialized functions that involve date manipulation. These functions are critical to our business, and include:

    - signup of new subscribers to our services;

    - validation of credit cards;

    - transfer, storage and processing of e-mail and advertisements;

    - scheduling of advertisements and reporting of results to advertisers; and

    - billing and invoicing of advertisers and subscribers to our billable subscription services.

    Juno's business is heavily dependent upon the use of operating systems and applications that, in the aggregate, involve millions of lines of computer code. Similarly, our business is also dependent on the coordinated functioning of a network made up of hundreds of servers and other pieces of computer equipment, all of which have computer code embedded in them. If any of the programs that Juno utilizes misinterpret the date code "00" as the year 1900 rather than the year 2000, significant errors could be introduced into the information we use to manage the business and the computer systems that operate our online services. These miscalculations could result in errors in our operations or in disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in other normal business activities.

    STATE OF READINESS. We have begun to assess the Year 2000 readiness of our information technology systems. Our overall Year 2000 readiness plan consists of the following phases:

    - preparing an inventory of all software and hardware items affected by the Year 2000 issue;

    - testing our internally developed proprietary software for quality assurance;

    - contacting providers of material information technology and other technology;

    - repairing or replacing components that are determined to not be Year 2000 compliant; and

    - creating contingency plans to address potential Year 2000 failures that we cannot control or have not previously been able to detect or repair.

    Specific steps in our Year 2000 assessment to date have included:

    - running several successful Year 2000 simulations on our test systems to verify software performance by artificially moving the date forward from December 31, 1999 to January 1, 2000;

    - reviewing source code of our proprietary software to identify all functions that process dates; and

    - identifying critical suppliers and communicating with them about their plans and progress in addressing any Year 2000 problems they may face.

    The Year 2000 readiness plan described above is being carried out across the four critical areas where we believe the Year 2000 problem might affect our business:

    - Juno product software, which consists of all software directly used by subscribers in connection with our free basic e-mail service and/or our billable subscription services;

    - Juno product hardware, which consists of the hardware that we use directly in connection with our free basic e-mail service and/or our billable subscription services;

    - infrastructure, which consists of hardware and software used by our staff in the course of operating our business other than Juno product hardware and software; and

    - external agents, which includes all other hardware, software, services and related systems provided by third parties and on which we rely.

    The following table sets forth our progress and completion targets in assessing our Year 2000 readiness in these four critical areas. In each case our remaining assessment and repair is significantly dependent upon the Year 2000 compliance of our suppliers and vendors.

                                                 INVENTORY               ASSESSMENT          REPAIR/REPLACEMENT
                                           ----------------------  ----------------------  ----------------------

Product Software.........................  100% complete           75% complete
                                                                   Completion target:      Completion target:
                                                                   August 31, 1999         September 30, 1999

Product Hardware.........................  90% complete            80% complete
                                           Completion target:      Completion target:      Completion target:
                                           July 31, 1999           September 30, 1999      November 30, 1999

Infrastructure...........................  90% complete            70% complete
                                           Completion target:      Completion target:      Completion target:
                                           July 31, 1999           September 30, 1999      November 30, 1999

External Agents..........................  80% complete            30% complete
                                           Completion target:      Completion target:      Completion target:
                                           July 31, 1999           October 31, 1999        December 15, 1999

    To address the results of our assessment to date, we have:

    - enhanced several parts of our software to permit the entry of four-digit years rather than two-digit years;

    - converted all dates within our databases to four-digit years;

    - upgraded some of our operating systems and applications to versions recommended by our vendors in order to achieve Year 2000 compliance of these components; and

    - identified, prioritized and contacted third party vendors who provide us with key services including telecommunication services and customer service, requiring them to provide assurances of their Year 2000 compliance.

    We plan to continue this Year 2000 assessment and repair process during the remainder of 1999 with the intention of:

    - monitoring our vendors' progress in their own Year 2000 assessment and repair;

    - scheduling tests to determine the ability of our systems to work with those of our service providers; and

    - reviewing non-information technology systems and embedded systems which, if not Year 2000 compliant, could affect our business.

    COSTS. To date, we have not incurred any material costs in identifying or evaluating Year 2000 compliance issues. The cost of software tools and consulting expenses used for detection of Year 2000 problems is not currently expected to exceed $100,000. We expect that our existing employees or consultants will perform all significant work for the Year 2000 project described above. We do not anticipate hiring any additional employees or incurring any significant consulting expenses for the Year 2000 project. To date, no other significant information technology projects have been deferred due to our Year 2000 efforts.

    RISKS. We are not currently aware of any significant Year 2000 compliance problems relating to our proprietary software, our information technology systems or our other systems that would materially harm our business, results of operations or financial condition. During our remaining assessment, we may discover Year 2000 compliance problems in our proprietary software that may require substantial repair or replacement. If problems are discovered in versions of our product software that are already in use by our subscribers, we may need to distribute new versions of the software to those subscribers. It may not be possible to correct these problems in a timely manner.

    Material third-party software, hardware, service providers or non-information-technology infrastructure may contain Year 2000 compliance problems that require substantial repair and/or replacement, which could be time-consuming and expensive. It may not be possible to repair or replace some of these components or service providers in a timely manner.

    The failure to correct any material Year 2000 problem could materially harm our business, results of operations and financial condition because:

    - new subscribers may be unable to sign up for our services, resulting in reduced growth and lower effectiveness of our marketing efforts;

    - current subscribers may be unable to upgrade to higher service levels, resulting in reduced revenue growth and lower effectiveness of our marketing efforts;

    - current subscribers may be unable to use our services or get adequate customer support, which may result in increased attrition, higher customer support costs and reduced revenue; and/or

    - we may be subject to claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend and, if defended unsuccessfully, could result in the imposition of substantial fines or judgments.

    In addition, we cannot assure you that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside our control will be Year 2000 compliant. The failure by these entities to be Year 2000 compliant could result in a systemic failure beyond our control, including, for example, a prolonged failure of Internet, telecommunications and/or electrical systems, which could also prevent us from providing our services, or prevent users from accessing our services, either of which would materially harm our business, results of operations and financial condition.

    CONTINGENCY PLANS. We are still engaged in an ongoing Year 2000 assessment and have not yet developed any contingency plans. Contingency planning will be conducted as our ongoing assessment and as feedback received from third parties necessitates.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. As of December 31, 1998, Juno had no derivative instruments.

    In June 1997, FASB issued Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information." Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued. The statement has not had an impact on Juno's financial statement disclosures as its financial statements reflect how the "key operating decision makers" view the business. Accordingly, the financial statements are presented as a single segment.

    In June 1997, FASB issued Statement No. 130, "Reporting Comprehensive Income." Statement 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Statement 130 is effective for years beginning after December 15, 1997. The statement has not had an impact on Juno's financial statements as Juno has no other comprehensive income to report.


    In February 1997, FASB issued Statement No. 128 "Earnings Per Share." Statement 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share. The statement makes modifications to the earnings per share calculations defined in the Accounting Principles Board Opinion No. 15 "Earnings Per Share." Statement 128 is effective for years ending after December 31, 1997. Juno has adopted Statement 128.


    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" which provides guidance on accounting for the costs of computer software developed or obtained for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. Statement 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of Statement 98-1 will not have a significant impact on Juno's consolidated financial position, results of operations and cash flows.

                                    BUSINESS

OUR COMPANY

    Juno Online Services, Inc. is a leading provider of Internet-related services to millions of computer users throughout the United States. We offer several levels of service, ranging from basic dial-up Internet e-mail--which is provided to the end user for free--to full, competitively priced access to the Web. Our strategy of offering several different service levels and our easy-to-use, intuitive software are designed to attract a broad spectrum of users, including those who are interested only in e-mail, those who initially begin with e-mail but over time develop a need for Web access, and those who seek full Web access from the outset.

    Our services are provided nationwide through over 1,900 local telephone numbers, which we lease from several providers. These phone numbers can be reached by the vast majority of the U.S. population without having to place a long distance telephone call. Our revenues are derived primarily from the subscription fees we charge for the use of our more advanced service levels, from the sale of advertising, and from the direct sale of products to our subscribers.

    Since our inception in 1995, we have pursued a two-phase business strategy. The initial phase of this strategy focused on building computer systems and related infrastructure that could be rapidly expanded to accommodate an increasing number of users, and on maximizing the number of subscribers to our free basic e-mail service. We chose to focus on e-mail because it is one of the most popular activities on the Internet, and because we believed that offering basic e-mail service for free would allow us to rapidly and cost-effectively build a large user base from which we might then expect to derive various forms of revenue. In particular, we planned to draw on our ability to communicate inexpensively with our user base in order to pursue revenues derived from the sale of advertising and the direct marketing of products to our subscribers and to offer our basic e-mail users the opportunity to purchase more advanced services including full Web access. We believed our basic e-mail users would be more likely to purchase these services from us than from a competing service provider due to their expected aversion to the process of switching e-mail addresses. We further believed the economics of this approach would be enhanced by technology we had developed that allowed us to take advantage of a substantial number of hours of consumer contact while paying for a much smaller number of hours during which customers were actually connected by telephone to our central computers.

    In July 1998, we commenced the second phase of our business strategy by introducing two additional service levels: an enhanced e-mail service and a full Web access service. Unlike our basic e-mail service, which is free, these service offerings are billed at either a flat rate or a combination of a reduced flat rate plus hourly usage fees. These services utilize the same easy-to-use software as our basic e-mail service, and users of the current version of our software are able to easily upgrade to our billable subscription services by clicking on clearly labeled buttons within this environment. JUNO GOLD, the enhanced e-mail service, supplements our basic e-mail service by allowing users to send and receive non-text files such as pictures, spreadsheets and word processor documents. JUNO WEB provides full Internet access utilizing a standard Web browser of the user's choice. The home page on which all Juno users begin each Web session is operated under an agreement with Lycos, one of the Internet's leading "portal" sites, that provides us with a portion of any associated advertising revenues.

    Our services have been very popular, with more than 6.8 million Juno accounts created since the launch of the basic e-mail service in April 1996. During the month of March 1999, an average of 912,000 user accounts dialed into our service on any given day, with a total of 2.4 million user accounts connecting during the full month of March, and 3.1 million user accounts connecting during the three-month period ended March 31, 1999. We launched our billable subscription services on July 22, 1998, and as of March 31, 1999, we had approximately 207,000 billable service subscribers, consisting of approximately 86,000 Juno Gold subscribers and approximately 121,000 Juno Web subscribers. We have initially marketed Juno Gold and Juno Web only to our own free e-mail subscribers. We intend, however, to begin marketing these services beyond the existing Juno user base through a substantial external marketing campaign beginning in the second quarter of 1999.


    In addition to fees payable by subscribers to our billable subscription services, we derive revenues from the sale of advertising. As of March 31, 1999, approximately 200 firms had advertised on the Juno services. Additionally, we have entered into a number of major strategic marketing alliances, including several that involve multi-million-dollar guaranteed minimum payments to Juno. Our strategic marketing alliances include multi-year relationships with First USA, Qwest, and The Hartford, as well as a one-year agreement with AT&T Wireless Services.


    In servicing the needs of advertisers and marketing partners, we benefit from the high degree to which custom-tailored advertisements can be selectively targeted to various segments of our subscriber base. Juno ads can be targeted based not only on geography and patterns of computer use, as is often possible in the case of Web site advertising as well, but also according to such characteristics as age, gender, income, expected major purchases in any of 20 specified categories, hobbies, interests, family size, and/or educational attainment. This data is obtained from the detailed "Member Profile" survey that all subscribers to our basic e-mail service are required to complete at the time they create their accounts.

MARKET OPPORTUNITY

    The Internet is becoming an increasingly significant global medium for communications, advertising, and commerce. International Data Corporation estimates that more than 56 million individuals in the U.S. used the Internet in 1998, and projects that this figure will reach 136 million by the year 2002. We expect that these increases will have a significant impact on the three main service and product sectors in which Juno currently operates.

    BILLABLE SUBSCRIPTION SERVICES REVENUES. IDC projects that consumer-targeted dial-up Internet access revenues in the U.S. will grow from $4.7 billion in 1998 to $10.6 billion in 2002.

    ADVERTISING REVENUES. Jupiter Communications has projected that online advertising expenditures will grow from an estimated $1.9 billion in 1998 to $7.7 billion in 2002.


    DIRECT PRODUCT SALES. We believe, based on estimates and projections from an independent third party Internet research firm, that online sales for retail goods other than automobiles totaled $4.8 billion in 1998, and that those sales will increase to $50.2 billion in 2002.


OUR SERVICES

    Our services and software have been designed with special attention to the needs of consumers who are just now beginning to explore the Internet. The needs and preferences of this large and rapidly growing body of new Internet users are likely to differ significantly from those of technically sophisticated early Internet users and computer hobbyists. We believe the success of our design is reflected in studies indicating that ease of use is among the characteristics most closely associated with Juno, and in the relatively high rate at which members pass along copies of the Juno software to others.

    In addition, we believe that Juno is unique among major online services in offering consumers a gradual migration path onto the Internet. Subscribers who are not yet ready to use or pay for the full capabilities of the Internet can begin their use of the Internet with our basic e-mail service or with Juno Gold, then migrate to Juno Web once they are ready to do so.

    BASIC E-MAIL SERVICE

    Our basic e-mail service provides subscribers with the ability to send and receive text-only e-mail over the Internet for free. Unlike Web-based e-mail services, such as Microsoft's Hotmail, our basic service does not require the user to have previously subscribed for access to the Web, and unlike subscribers to most other major online services or Internet access providers, our subscribers currently pay us no fees of any sort for the use of our basic service.

    We have expended significant effort to make our basic e-mail service easy to use. Our fundamental design goal has been to create software that novice users can understand at a glance, but which will continue to satisfy subscribers once they have gained more experience. In addition to the basic e-mail functions--sending, receiving, forwarding, printing, and replying to messages, for example--we also offer a full-function address book, customizable mailing lists, folders for storing mail, and a built-in spell-check feature, all within a simple and visually attractive point-and-click environment.

    After receiving a copy of our software, a new subscriber follows simple, clearly worded on-screen instructions to install Juno on his or her computer, and to select an e-mail address and password. In addition, in order to create a free e-mail account, each subscriber to our free e-mail service must complete the Member Profile survey, providing information that can be used for the selective targeting of advertising.

    JUNO GOLD

    Juno Gold augments the capabilities of Juno's basic e-mail service by providing subscribers with the ability to send and receive non-textual computer files such as word processor documents, spreadsheets, photographs, artwork, electronic greeting cards, audio and video files, and computer programs by "attaching" them to e-mail messages. Subscribers who wish to send a file attachment simply click on the "Attach File" button on the "Write" screen of the Juno interface and choose the appropriate file from the list of files that appears. Subscribers who receive an e-mail message containing a file attachment can view the contents of that attachment by double-clicking on an icon that appears inside the message on the "Read" screen of the Juno interface.

    Juno Gold is presently offered at a list price of $2.95 per month, billed annually in advance. Juno Gold subscribers also have the option of signing up for a plan that permits them to use the Web at a rate of $2.95 per hour of Web usage, with no monthly minimum.

    JUNO WEB

    Juno Web provides subscribers with the ability to explore the Web using either Microsoft's Internet Explorer or Netscape's Navigator as their browser. Users who wish to visit the Web can do so at any time during a Juno session by clicking on the prominent "Web" tab on the main Juno interface, and may return to reading or writing e-mail at any time by clicking on Juno's "Read" or "Write" tabs. When Juno Web subscribers begin a Web session, the first Web pages they see provide them with a broad set of tools and content to help them understand, navigate, and use the Web. Most of the content, directory functionality, and Internet search functions associated with this Web page are currently provided by Lycos, one of the Internet's leading "portal" sites. In return for directing visitors to a co-branded version of this portal site, we receive guaranteed per-visit fees from Lycos as an advance against a share of any revenue Lycos generates through the sale of advertisements on the various Web pages comprising this co-branded portal site. We also intend to begin offering Juno Web subscribers additional Web features such as home page personalization, instant messaging, and news and information services, either through our current agreement with Lycos or through alternate arrangements.

    In addition to Web access, Juno Web provides subscribers with all of the features included in Juno Gold. Each higher level of Juno service thus offers all of the features provided at any lower service level in addition to the incremental capabilities associated with that particular service level.

    Juno Web is currently marketed at a list price of $19.95 per month for a flat-rate plan or $9.95 per month for up to seven hours of metered usage with additional usage billed at a rate of $1.95 per hour. We have also begun testing a variety of promotional offerings that provide periods of discounted or free access in order to determine their impact on conversion and retention rates, and we may experiment with other pricing plans for both services in the future.

    OTHER BILLABLE SERVICES

    In addition to Juno Gold and Juno Web, we offer other billable services, including billable technical support for subscribers to our free basic e-mail service or to Juno Gold, and currently provide consulting services under a short-term contract with a third party.

OUR STRATEGY

    Our principal objective is to strengthen our position as a leading provider of consumer Internet-related services by capturing an increasing number of hours of customer contact, and by expanding our billable subscription service offerings, advertising sales, strategic marketing relationships, and electronic commerce activities. In particular, we plan to:

    RAPIDLY EXPAND OUR OVERALL SUBSCRIBER BASE. Our services are targeted to meet the needs of consumers with little or no computer experience, who we believe are seeking access to the Internet in increasing numbers. We intend to make these consumers aware of our services and to rapidly expand our subscriber base through a significant expansion of our marketing activities. These activities may include television, radio, magazine, and newspaper advertising; direct mail and telemarketing campaigns; the distribution of our software along with personal computers and other technology products; paid Web advertising; the bartering of advertising on the Juno system for advertising on various Web sites and in other online and conventional media; various incentives for referrals by current subscribers; and/or the acquisition of other Internet access providers. In addition, we may consider various alternatives for international expansion.

    MIGRATE SUBSCRIBERS TO HIGHER LEVELS OF SERVICE. Our software is designed to allow users to easily move to higher levels of service when they are ready to use and pay for them through the point-and-click activation of additional features, and to do so without having to change e-mail addresses. We plan to continue marketing our higher service levels to our existing subscriber base through a variety of advertising messages and promotions delivered through the Juno ad system. Because internal marketing of this sort is generally less expensive for us on a per-subscriber basis than subscriber acquisition efforts conducted through direct mail or most other external advertising channels, we believe the upward migration of our free basic e-mail subscribers should reduce average subscriber acquisition costs for our billable subscription services. We may also offer additional services or service levels to meet the needs of our users, or may restructure or change the nature or pricing of our various service levels at some point in the future.

    LEVERAGE AND EXPAND OUR STRATEGIC MARKETING ALLIANCES AND ADVERTISING
SALES. We plan to maintain our focus on initiating new strategic marketing alliances and expanding the size and scope of our existing alliances. We believe there may be significant opportunities to expand the scope of our relationships with some of our existing alliance partners, which currently include AT&T Wireless Services, First USA, Qwest and The Hartford. In addition, we believe it may be possible to execute new category-exclusive strategic alliances with major firms in other industries. Finally, to the extent we are able to increase the size of our subscriber base, we believe this expansion could increase the value of our existing strategic marketing and advertising relationships and our ability to form similar relationships with other firms on favorable terms.

    EMBRACE NEW TECHNOLOGIES WHILE MAINTAINING TECHNOLOGY INDEPENDENCE. We currently use several wholesalers of telecommunications services to connect our subscribers to Juno's central computers and to the Web. Although we may at some point consider investing in various forms of networking infrastructure--particularly in cases where a given type of access would otherwise be difficult or prohibitively costly to obtain--we currently expect to continue our extensive use of these wholesale providers. We believe this strategy will enable us to remain network-independent, and to switch providers or technologies as cost and/or performance improvements become available. As a result, we believe we can be flexible in responding to subscriber demand for higher-speed access and other types of improved service. In particular, as digital subscriber line technology, commonly known as DSL, cable modems, high-speed wireless access, and/or other broadband technologies begin to transform the Internet access landscape, we intend to embrace one or more of these technologies in order to provide high-bandwidth services to our subscribers in the most cost-effective manner then available to us.

TECHNOLOGY AND INFRASTRUCTURE

    The operation of our services is supported by computer systems and related infrastructure that have successfully sustained high levels of usage and of growth. Since the launch of our first service, our systems have processed and delivered more than two billion e-mail messages. Our servers routinely handle more than two million user connections per day and more than five million e-mail messages per day. Our members have not suffered the sorts of repeated, prolonged system-wide outages that have reportedly affected other online services. To enable our computer and telecommunications facilities to keep pace with the rapid growth of our subscriber base, we have made a concerted effort to design our systems architecture to be highly flexible, to grow quickly without sacrificing reliability, and to handle problems quickly when they arise.

    To use our services, subscribers initiate telephone connections between their personal computers and computer hardware in local or regional facilities known as points of presence. We contract for the use of points of presence around the country from various telecommunications carriers, including MCI WorldCom, through its UUNET Technologies and MCI WorldCom Advanced Networks divisions; Concentric Network Corporation; and Sprint Communications Company. These telecommunications companies also carry their data between the points of presence and our central computers, which are located in Cambridge, Massachusetts and Jersey City, New Jersey. We currently have lease commitments for the use of over 1,900 local telephone numbers associated with points of presence throughout the United States. Subscribers typically need bear no expenses for communication beyond the cost, if any, of an ordinary local or regional phone call. We estimate that our current set of local access numbers covers the vast majority of the U.S. population. Our reliance on several independent providers of network capacity has allowed us to provide high quality service throughout the United States while negotiating progressively lower telecommunications rates from these competing providers.

    The time each user spends connected to our central computers is minimized through the use of a patented architecture that allows subscribers to read and compose e-mail messages offline, connecting automatically to Juno's central computer facilities only for the relatively brief period necessary to download incoming mail or upload one or more outgoing messages. Advertisements are downloaded to a subscriber's computer along with the subscriber's incoming e-mail messages, and are displayed not only while the subscriber is actually connected to our central facilities, but throughout the significantly longer period during which he or she is reading and writing e-mail messages offline, using only his or her own computer. The relatively large ratio between average ad display time, an important revenue-related resource, and average connect time, an important expense item, is essential to the economics of our basic e-mail and Juno Gold services. Moreover, because we believe that almost a quarter of all time spent online by subscribers to the leading Internet access service is attributable to their reading and writing e-mail messages while connected to the service's central computers, we believe that our offline e-mail architecture could also confer an economic advantage on Juno Web.

SUBSCRIBER ACQUISITION

    The first phase of Juno's business strategy focused on maximizing total subscriber count through the acquisition of large numbers of subscribers to our free basic e-mail service. A number of acquisition channels have been employed to achieve these goals, including:

    - ONLINE DISTRIBUTION. The Juno software may be downloaded free of charge from our promotional Web site (http://www.juno.com). In addition, we have formed relationships with a number of distribution partners who provide direct links to our Web site from their own Web sites at no cost to us.

    - DIRECT MAIL. Since early 1996, we have conducted several direct mail campaigns employing numerous creative approaches and mailing lists.

    - PASS-ALONG DISTRIBUTION. We encourage our basic e-mail subscribers to pass along the Juno software to their friends and associates or to suggest that they call our toll-free number to order a diskette or CD-ROM containing our software. This practice has historically accounted for a significant fraction of our new subscribers.

    - ORIGINAL EQUIPMENT MANUFACTURER BUNDLING. At various times since the launch of our basic e-mail service, the software necessary to use this service has been pre-loaded into a number of personal computers manufactured by IBM, Compaq, and Gateway, among others, and has been bundled along with models of desktop modems manufactured by U.S. Robotics. In February 1999, we signed an agreement with Hewlett-Packard to bundle our software with the installation software for several of their lines of printers.

    We have recently entered the second phase of our subscriber acquisition program, which emphasizes the development of our billable subscriber base. Since we launched Juno Gold and Juno Web on July 22, 1998, we have focused almost exclusively on the upward migration of our free basic e-mail subscribers to these billable subscription services. Subscribers to Juno's basic e-mail service are exposed to a stream of marketing messages delivered through the Juno ad system that encourage them to upgrade to Juno Gold or Juno Web. Juno Gold members, in turn, are encouraged to upgrade to Juno Web.

                                     [LOGO]

    We cannot predict the ultimate rate of conversion to our billable subscription services. We believe, however, that continuing increases in the fraction of the general population using the Web, and in the number of e-mail messages containing file attachments, may generate interest in the features provided by our billable subscription services among new segments of our user base over time. When users of Juno's basic e-mail service develop an interest in using these types of higher-level services, we believe we are likely to benefit from individuals' reluctance to switch e-mail addresses or split their Internet-related activities between two service providers, which may make them more likely to obtain advanced services from us than from another Internet access provider. In addition, when a subscriber to our basic e-mail service is ready to begin using a higher level of service, we believe that it will be easier and more natural to do so by clicking on a button displayed on the Juno screen that he or she is already using than by identifying and switching to an alternate access provider. For risks associated with these beliefs, please see "Risk Factors--Our business may suffer if we have difficulty acquiring subscribers to our free basic e-mail service, Juno Gold or Juno Web."

    We also plan to launch a substantial marketing campaign designed to acquire new subscribers directly into our billable subscription services utilizing proceeds of this offering. See "--Our Strategy."

ADVERTISING AND STRATEGIC ALLIANCES

    ADVERTISING SALES

    Advertising plays an important role in the business models for each of our three levels of service. We expect to derive significant revenues from the sale of advertising displayed to any of the millions of individuals who send and receive e-mail through the Juno system, regardless of the level of service to which they subscribe. In addition, we expect to derive revenues from the display of conventional Web advertising--sold, at least initially, by Lycos under a revenue-sharing arrangement--on the co-branded Web pages that we make available to our Juno Web subscribers.

    As of March 31, 1999, approximately 200 companies and organizations had advertised on Juno, including a number of the world's largest advertisers. To manage ad creation and campaign development, we maintain an in-house ad production and client service staff. We also employ an internal sales force to market our ad inventory, with the exception of the banner inventory on our portal site, which is marketed by Lycos. See "--Our Services--Juno Web."

    TYPES OF ADVERTISING ON JUNO'S SERVICES

    In addition to Web banner ads displayed to Juno Web subscribers, we display three distinct types of advertising:

    - BANNER ADS, which are displayed in the upper right-hand corner of the main Juno screen while the subscriber is reading or composing e-mail messages. Banner ads are displayed on a timed rotation, with a new ad typically appearing every 15, 20, or 30 seconds, and are interactive, offering viewers the opportunity to click on them and respond in any of a number of ways.

    - INTERSTITIAL ADS, which are displayed while a subscriber's modem is dialing into our central computers to send or receive e-mail, and are displayed for the duration of this telephone connection. Interstitial ads are approximately four times the size of a banner ad, and are displayed prominently at a time when the subscriber is not occupied with reading or writing mail.

    - POP-UP ADS that interrupt a user's session, and with which the subscriber must interact at least briefly before continuing with his or her session. Pop-up ads are most commonly displayed at the start of a session, immediately after the subscriber types in his or her password, and may contain any of the features of banner ads.

    Advertising may be purchased on a price-per-impression, price-per-clickthrough, or price-per-response basis, or according to special arrangements negotiated on a case-by-case basis. Each type of ad may be targeted to a narrowly specified subset of our subscriber base based on data provided by each subscriber in his or her Member Profile. While our privacy policies preclude the dissemination to advertisers or other third parties of any of the data contained in an individual's Member Profile without that individual's permission, aggregate statistical information about the Juno subscriber base is routinely provided to advertisers, and can be used to target specific ads to all subscribers satisfying any specified combination of attributes.

    STRATEGIC MARKETING ALLIANCES

    We have formed a number of large-scale, strategic marketing alliances that provide for substantial guaranteed payments to Juno as advances against various forms of revenue-sharing:

    - AT&T WIRELESS SERVICES. Under this one-year agreement, AT&T will cover our ad transmission costs and other marketing expenses, and will provide us with a royalty payment for each new wireless subscriber recruited through Juno as well as a percentage of the revenue stream generated by those subscribers who do not already purchase other wireless services from AT&T.


    - FIRST USA. We recently entered into a multi-year marketing agreement with First USA which became effective on May 2, 1999. Under the terms of this agreement, we will receive payments each year--only the first year of which, however, is guaranteed--as a non-refundable advance against bounties paid for each new credit card, banking, or personal loan customer acquired through Juno. This relationship with First USA replaces a prior relationship with Bank of America that focused exclusively on the marketing of credit cards, and which was terminated by Bank of America effective May 1, 1999.


    - QWEST COMMUNICATIONS. Our multi-year agreement with Qwest Communications calls for guaranteed payments to Juno as a non-refundable advance against a substantial percentage of all revenues derived, on an ongoing basis, from telephone customers recruited through the Juno service.

    - THE HARTFORD. Our multi-year agreement with The Hartford provides for reimbursement of our marketing expenses as well as substantial guaranteed payments as an advance against both bounties paid when a Juno member purchases an insurance policy and an ongoing percentage of premiums collected from that subscriber.

    The multi-year agreements described above can typically be terminated on short notice by either party, provided, however, that in some cases, the party terminating the agreement is required to make specified payments to the other party.

    SELECTED ADVERTISING CUSTOMERS AND STRATEGIC MARKETING PARTNERS

    As of March 31, 1999, approximately 200 advertisers and strategic marketing partners had advertised on Juno, including those listed below.

Allstate

American Airlines

American Express

Ameritrade

AT&T Wireless Services

Audio Book Club

Bank of America

BSG Laboratories

Cendant

Citibank

Columbia House

CompuCom Systems

Computer Associates

Computer Discount Warehouse

Comtrad Industries

DaimlerChrysler

DeLorme

DIRECTV

Dragon Systems

Edmark

Fidelity Investments

First Union

First USA

Grolier

Hoechst Marion Roussel

IBM

Intel

Intuit

Invesco Funds Group

Isuzu

John Hancock

Lexmark

Market Facts

Microsoft

Microtek

National Consumer Bankruptcy Coalition

National Education Association

Network Associates

Network Solutions

Northwest Airlines

Office of National
  Drug Control Policy

Okidata

Philips Electronics

PKWARE

Platinum Capital Group

PowerQuest

Procter & Gamble

Protection One

Qwest Communications

Ralston Purina

Reed Elsevier

Sheraton Hotels and Resorts

Sierra On-Line

Stock Smart

Symantec

SyQuest

The Hartford

The Learning Company

The Signature Group

The Zone Network

U.S. Army

U.S. News & World Report

ViewSonic

Zoom Telephonics

    In a relatively small number of instances, we have provided advertising credit to other companies in return for distribution of the Juno software, or have exchanged advertising space with companies on a barter basis.

DIRECT PRODUCT SALES

    In addition to selling ads to third parties, we use part of our available advertising inventory to conduct a variety of direct response marketing campaigns on our own behalf. Direct Alliance currently supplies the bulk of the merchandise we sell to our subscribers. We also rely on Direct Alliance for the warehousing, fulfillment, billing, and customer service aspects of most of our direct product sales activities. Since initiating our direct product sales program in late 1996, we have sold computer hardware and software, books, consumer electronics, entertainment products, and other merchandise to our subscribers. While the margins associated with these products are typically lower than those associated with the sale of paid advertising, our direct product sales activities have provided what we believe to be a valuable demonstration to paid advertisers of Juno's effectiveness as a transaction medium. In addition, our willingness to feature an advertiser's products in our own direct product sales campaigns has on several occasions contributed to the successful closing of an advertising sale. We also sometimes use our direct product sales infrastructure to assist paid advertisers in fulfilling product requests generated through Juno.

    Since the beginning of 1998, our independent direct marketing activities have been progressively displaced by an increasing stream of paid advertising, strategic marketing alliances, and most recently, messages promoting Juno's own billable subscription services. We expect that this trend will continue in the future and, consequently, that the percentage of our revenues derived from direct product sales will decrease over time. Even within the category of direct marketing activities, the gradual replacement of direct product sales with strategic marketing alliances should allow us to focus on the cost-effective delivery of targeted direct sales messages, leaving other aspects of the direct marketing process to specialized organizations that enjoy greater expertise, economies of scale and other competitive advantages.

COMPETITION

    The market for Internet services is extremely competitive and includes a number of substantial participants, including America Online, Microsoft and AT&T. The markets for Internet-based advertising and direct product sales are also very competitive. We believe that the primary competitive factors determining success in these markets include a reputation for reliability and service, effective customer support, pricing, easy-to-use software and geographic coverage. Other important factors include the timing and introduction of new products and services and industry and general economic trends. Our ability to compete depends upon numerous factors, many of which are outside of our control. We expect this competition to continue to increase because the markets in which we operate face few substantial barriers to entry. Competition may also intensify as a result of industry consolidation and the ability of some of our competitors to bundle Internet services with other products and services. Our current and potential competitors include many large national companies that have substantially greater market presence and financial, technical, distribution, marketing and other resources than we have. This may allow them to devote greater resources than we can to the development, promotion and distribution and sale of products and services.

    In recruiting subscribers for our billable subscription services, we currently compete, or expect to compete, with the following types of companies, among others:

    - Established online service providers such as America Online, CompuServe, and The Microsoft Network;

    - Independent national Internet service providers such as EarthLink, MindSpring, and Prodigy;

    - Numerous independent regional and local Internet service providers which may offer lower prices than a national Internet service provider;

    - Various national and local telephone companies such as AT&T, MCI WorldCom and Pacific Bell; and

    - Companies providing Internet access through "set-top boxes" connected to a user's television, such as WebTV, or through a "cable modem" connected to a user's personal computer, such as @Home.

    In addition, Microsoft and Netscape, publishers of the Web browsers utilized by most Internet users, including subscribers to Juno Web, each own or are owned by online or Internet service providers that compete with Juno Web.

    In providing e-mail-related services, we compete with Web-based e-mail services such as Microsoft's Hotmail and USA.net's Net@ddress.

    With respect to the generation of advertising revenue, we compete with many of the market participants listed above as well as with various advertising-supported Web sites, including "portal" sites such as Yahoo! and Excite, "content" sites such as CNET and CNN.com, and interactive advertising networks and agencies such as DoubleClick and 24/7 Media. We also compete with traditional media such as print and television for a share of advertisers' total advertising budgets. If advertisers perceive the Internet to be a limited or ineffective advertising medium or perceive us to be less effective or less desirable than other Internet advertising vehicles, advertisers may be reluctant to advertise on our services. In selling products directly to our subscribers, we compete with other Internet-based sellers as well as with stores and other companies that do not distribute their products through the Internet. Many of these competitors are larger than we are, enjoy greater economies of scale than are available to us, have substantially greater resources than we have, and may be able to offer more products or more attractive prices than we can.

    Our competition is likely to increase. We believe this will probably happen as Internet service providers and online service providers consolidate and become larger, more competitive companies, and as large diversified telecommunications and media companies acquire Internet service providers. The larger Internet service providers and online service providers, including America Online, offer their subscribers services such as instant messaging, community message boards, and personal Web-page hosting that we do not currently provide. Some diversified telecommunications and media companies, such as AT&T, have begun to bundle other services and products with Internet access services, potentially placing us at a significant competitive disadvantage. These competitors may be able to charge less than we do for Internet services, causing us to reduce, or preventing us from raising, fees for our billable subscription services. The ability of our competitors to enter into strategic alliances or joint ventures could also put us at a serious competitive disadvantage. Competition could require us to increase our spending for sales and marketing as well as for subscriber acquisition in order to maintain our position in the marketplace, and could also result in increased subscriber attrition.

    For additional information, see "Risk Factors--Competition in the markets for Internet services, Internet advertising and direct product sales is likely to increase in the future and may harm our business."

GOVERNMENT REGULATION

    Providers of Internet access and e-mail services are not subject to direct regulation by the Federal Communications Commission, but changes in the regulatory environment relating to the telecommunications and media industries could have an effect on our business. For example, several telecommunications carriers are seeking to have communications over the Internet regulated by the FCC in the same manner as other more traditional telecommunications services. Local telephone carriers have also petitioned the FCC to regulate Internet access providers in a manner similar to long distance telephone carriers and to impose access fees on these providers, and recent events suggest that they may be successful in obtaining the treatment they seek. In addition, we operate our services throughout the United States, and regulatory authorities at the state level may seek to regulate aspects of our activities as telecommunications services. As a result, we could become subject to FCC and state regulation as Internet services and telecommunications services converge.

    We remain subject to numerous additional laws and regulations that could affect our business. Because of the Internet's popularity and increasing use, new laws and regulations with respect to the Internet are becoming more prevalent. These laws and regulations have covered, or may cover in the future, issues such as:

    - user privacy;

    - pricing;

    - intellectual property;

    - federal, state and local taxation;

    - distribution; and

    - characteristics and quality of products and services.

    Legislation in these areas could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium. Additionally, because we rely on the collection and use of personal data from our members for targeting advertisements shown on our services, we may be harmed by any laws or regulations that restrict our ability to collect or use this data. The Federal Trade Commission has begun investigations into the privacy practices of companies that collect information about individuals on the Internet. Although we are not currently subject to direct regulation by the FTC, there can be no assurance that we will not become subject to direct regulation in the future. It may take years to determine how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could harm us. Additionally, while we do not currently operate outside of the United States, the international regulatory environment relating to the Internet market could have an adverse effect on our business, especially if we should expand internationally.

    The growth of the Internet, coupled with publicity regarding Internet fraud, may also lead to the enactment of more stringent consumer protection laws. For example, numerous bills have been presented to Congress and various state legislatures designed to address the prevalence of unsolicited commercial bulk e-mail on the Internet. These laws may impose additional burdens on our business. The enactment of any additional laws or regulations in this area may impede the growth of the Internet, which could decrease our potential revenues or otherwise cause our business to suffer. For additional information, see "Risk Factors--Changes in government regulation could decrease our revenues and increase our costs."

INTELLECTUAL PROPERTY

    We have been granted three U.S. patents for technology related to the offline display of advertisements and the authentication and dynamic scheduling of advertisements and other messages to computer users. We have filed a number of other patent applications relating to additional techniques for the operation of online services and the provision of advertising messages. We cannot assure you, however, that any of these applications will result in the issuance of patents; that any patents that have been issued or that might be issued in the future will provide us with any competitive advantages or will be exploited profitably by us; or that any any of these patents will withstand any challenges by third parties. Furthermore, we cannot assure you that we will be able to obtain license rights to patents held by third parties that may be essential to the successful implementation or operation of our services, or that patents held or obtained by third parties will not otherwise harm our business or financial results.

    Except as described above, we rely solely upon copyright and trademark law, trade secret protection, and/or confidentiality agreements with our employees and with some third parties to protect proprietary technology, processes, and other intellectual property to the extent that protection is sought or secured at all. We cannot assure you that any steps we might take will be adequate to protect against misappropriation of our intellectual property by third parties. Similarly, we cannot assure you that third parties will not be able to independently develop similar technology, processes, or other intellectual property. Furthermore, we cannot assure you that third parties will not assert claims against us for infringement of their intellectual property rights.


    Rights to all intellectual property that was developed for our business at our expense by personnel assigned to Juno by DESCO, L.P. were originally held by DESCO, L.P. Through a series of assignments, DESCO, L.P. subsequently transferred to us its right, title and interest in this intellectual property. In connection with these assignments, we agreed to indemnify DESCO, L.P. against any claims relating to the assignment of, or the use of, this intellectual property. We do not have any right, title, or interest in any other intellectual property created, developed, produced, or used by DESCO, L.P.

EMPLOYEES

    As of March 31, 1999, we employed 147 people, of whom 67 were in operations, sales and marketing, and customer support; 53 were in engineering, product development and network operations; and 27 were in finance, legal and administration. Our employees are not covered by any collective-bargaining arrangements, and we consider our relations with our employees to be good.

    As of March 31, 1999, we also retained the services of 47 people based in Hyderabad, India who are employed by an India-based affiliate of DESCO, L.P. on our behalf. These individuals are engaged in selected aspects of our software development, customer service, ad production, and other activities that we believe can be provided more economically overseas, and are provided to us under an agreement with DESCO, L.P. Some of our back-office support functions are provided to us by employees of DESCO, L.P. Please see "Certain Transactions" for more information regarding our offices in New York.

FACILITIES

    Our principal executive office is located in New York, New York, where we lease approximately 26,400 square feet. In addition, we lease additional office space in New York City and also lease offices in Cambridge, Massachusetts and in Washington, D.C. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements. Please see "Certain Transactions" for more information regarding our offices in New York and Cambridge.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES


    The directors, executive officers and key employees of Juno, and their ages and positions as of May 5, 1999, are as follows:



NAME                                         AGE                                   POSITION
---------------------------------------      ---      ------------------------------------------------------------------
Charles E. Ardai*......................          29   President and Director
Robert H. Cherins*.....................          59   Executive Vice President, Sales and Marketing
Mark A. Moraes*........................          33   Executive Vice President, Technology
Richard M. Eaton, Jr.*.................          38   Chief Financial Officer and Treasurer
Jordan S. Birnbaum.....................          28   Senior Vice President, Business Development
Richard D. Buchband....................          36   Senior Vice President and General Counsel
V. S. Mani.............................          35   Senior Vice President, Database Systems
Peter D. Skopp.........................          28   Senior Vice President, Network Development
David E. Shaw..........................          48   Chairman of the Board of Directors
Edward J. Ryeom........................          29   Director
Louis K. Salkind.......................          41   Director


------------------------

*   Denotes Executive Officer.

    CHARLES E. ARDAI has served as President of Juno since its inception in June 1995. Mr. Ardai has served as a director of Juno since October 1997. From January 1992 until June 1995, Mr. Ardai served DESCO, L.P. in a number of positions--first as Director of Strategic Growth from January 1992 until January 1993, where he was responsible for the development and execution of DESCO, L.P.'s recruitment strategies, then as Vice President from January 1993 until January 1995. From January 1995 until June 1995, Mr. Ardai served as Senior Vice President at DESCO, L.P., with responsibility for development of Internet-related business ventures. Mr. Ardai also served as a Managing Director of DESCO, L.P. from January 1998 until February 1999. Prior to joining DESCO, L.P. in January 1992, Mr. Ardai worked at Davis Publications, where he was responsible for the development and marketing of products derived from the firm's media properties. During this period, he also maintained an independent career as a freelance writer and editor. Mr. Ardai serves on the Advisory Board of the Association for Interactive Media, and on the Markle Foundation's E-mail For All Advisory Board. Mr. Ardai graduated SUMMA CUM LAUDE from Columbia University.

    ROBERT H. CHERINS has served as Juno's Executive Vice President, Sales and Marketing since December 1996. From March 1993 until December 1996, Mr. Cherins served as President of Jordan, McGrath, Case & Taylor/Direct and Executive Vice President of its corporate parent, Jordan, McGrath, Case & Taylor. Previously, Mr. Cherins spent 12 years with McCaffrey and McCall Advertising. He served as Chairman and CEO of McCaffrey and McCall from 1987 to 1992 and as President from 1986 to 1987. Mr. Cherins served as President of McCaffrey and McCall's Direct Marketing Division from 1981 to 1986. Mr. Cherins graduated from Hunter College of the City University of New York.

    MARK A. MORAES has served as Juno's Executive Vice President, Technology since February 1998. From February 1997 until February 1998, he served as a Senior Vice President of Juno, with responsibility for the development and operation of Juno's system and networks. From June 1995 until February 1997, Mr. Moraes served in several positions in Juno's systems development group, including Vice President. From April 1992 until June 1995, Mr. Moraes served as a global systems architect at DESCO, L.P., where he designed data distribution networks. Earlier, he made contributions to the development and roll-out of UUNET Canada, to the X Windows environment, and to Usenet's news software, which is used by tens of thousands of sites around the world. Mr. Moraes is also the moderator of Usenet's news.announce.newusers newsgroup, which is read by tens of thousands of new Usenet users each year. Mr. Moraes received a Bachelor of Technology degree from the Indian Institute of Technology and a Master of Applied Science degree from the University of Toronto.

    RICHARD M. EATON, JR. has served as Juno's Chief Financial Officer and Treasurer since February 1999. From February 1998 until February 1999, Mr. Eaton served as Juno's Senior Vice President, Finance and Administration. From November 1996 until February 1998, he served as Juno's Vice President & Corporate Controller. From May 1996 until November 1996, Mr. Eaton served as a senior financial professional on a consulting basis for Think Systems Corporation. From April 1995 to April 1996, Mr. Eaton served as Vice President & Corporate Controller at Datalogix International, Inc. Mr. Eaton served as an Area Controller of Finance and Administration for J. D. Edwards & Company from August 1993 to December 1994. Mr. Eaton spent the first seven years of his career with Coopers & Lybrand, last serving as an audit manager. Mr. Eaton graduated SUMMA CUM LAUDE from the accelerated combined BBA/MBA degrees program in public accountancy at Pace University, and is a member of both the Connecticut Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

    JORDAN S. BIRNBAUM has served as Juno's Senior Vice President, Business Development since February 1998. He served as Juno's Vice President, Strategic Marketing from February 1997 to February 1998 and as director of Juno's member acquisition activities from October 1995 until February 1997. Prior to joining Juno, Mr. Birnbaum held a number of positions with DESCO, L.P., most recently as a London-based trader of equity securities from January 1994 until April 1995. Mr. Birnbaum graduated from Cornell University.

    RICHARD D. BUCHBAND has served as Juno's Senior Vice President and General Counsel since February 1998, and is responsible for oversight of Juno's legal, human resources and security policies. From January 1997 to February 1998, he served as Vice President of Juno, and from September 1995 until January 1997 as associate counsel of DESCO, L.P. Prior to September 1995, Mr. Buchband was a corporate and transactional lawyer in New York. Mr. Buchband graduated MAGNA CUM LAUDE with an A.B. from the Woodrow Wilson School of Public and International Affairs at Princeton University and received his J.D. from Columbia Law School.

    V. S. MANI has served as Juno's Senior Vice President, Database Systems since February 1998. From February 1997 until February 1998, Mr. Mani served as a Vice President, and from April 1996 until February 1997 as a software engineer at Juno, with responsibility for the design of many of Juno's advertising and electronic commerce systems. From February 1993 until March 1996, Mr. Mani held a number of positions at the Matsushita Information Technology Laboratory in Princeton, New Jersey, where he conducted research in information retrieval and mobile computing, and, prior to that, with Digital Equipment Corporation. Mr. Mani received his bachelor's degree with honors in Mechanical Engineering from the Indian Institute of Technology and his M.S. in Computer Science from the University of Wisconsin.

    PETER D. SKOPP has served as Juno's Senior Vice President, Network Development since February 1998. He served as a Vice President of Juno from February 1997 to February 1998, with responsibility for designing Juno's server software, and as a member of Juno's technical staff from December 1995 until February 1997. From December 1992 until December 1995, Mr. Skopp was a manager at the Programming Systems Laboratory of the Computer Science Department at Columbia University. Mr. Skopp received his B.S. and M.S. degrees from Columbia University.

    DAVID E. SHAW served as Chairman of Juno Online Services, L.P. from its inception in June 1995. He has served as a director of Juno since July 1996, and was named Chairman of the Board of Juno in February 1999. Since November 1992, Dr. Shaw has been the Chairman and President of D. E. Shaw & Co., Inc., the parent of DESCO, L.P. Prior to founding a predecessor to DESCO, L.P. in 1988, Dr. Shaw was a Vice President at Morgan Stanley & Co., where he managed the firm's automated trading technology group. Earlier, he served on the faculty of the Department of Computer Science at Columbia University, and as President and founder of Stanford Systems Corporation. In 1994, Dr. Shaw was appointed by President Clinton to the President's Committee of Advisors on Science and Technology, in which capacity he served as Chairman of the Panel on Educational Technology. Dr. Shaw is also a member of the executive committee of the Council on Competitiveness and of the board of directors of the American Association for the Advancement of Science. He also serves as the (non-executive) Chairman of the board of directors of Schrodinger, Inc., a developer of computational chemistry software. Dr. Shaw graduated with highest honors from the University of California at San Diego, and received his Ph.D. from Stanford University following several years of research at the Stanford Artificial Intelligence Laboratory.


    EDWARD J. RYEOM has served as a director of Juno since March 1999. Since January 1999, Mr. Ryeom has been a Partner of Prospect Street Ventures, a venture capital firm focused on information technology investments. From May 1998 to December 1998, he was a Vice President of Prospect Street Ventures. From August 1995 to May 1998, he was a Vice President in investment banking for Brenner Securities. From May 1994 to June 1995, he worked at Cowen & Company, in the information technology group. From May 1993 to May 1994, he was a consultant with Andersen Consulting. Mr. Ryeom also serves as a director for several private information technology companies. Mr. Ryeom graduated with a bachelor's degree in Electrical Engineering from Columbia University, and an M.E. in Systems Engineering from University of Virginia.


    LOUIS K. SALKIND has served as a director of Juno since March 1999. Since January 1991, Dr. Salkind has been a Managing Director of DESCO, L.P., where he manages the firm's proprietary trading business. Since May 1993, he has also been a Director of D. E. Shaw Securities International, a London-based affiliate of DESCO, L.P., and since November 1997, he has been a Director of D. E. Shaw Securities Hong Kong, Ltd. Dr. Salkind graduated CUM LAUDE with an A.B. from Princeton University and received his M.S. and Ph.D degrees from New York University.

COMPOSITION OF THE BOARD


    Upon the completion of this offering, we intend to file a revised certificate of incorporation pursuant to which our board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Our board of directors has resolved that Mr. Ardai will be a Class I Director whose term expires at the 2000 annual meeting of stockholders. Dr. Salkind will be a Class II Director whose term expires at the 2001 annual meeting of stockholders. Mr. Ryeom and Dr. Shaw will be Class III Directors whose terms expire at the 2002 annual meeting of stockholders. With respect to each class, a director's term will be subject to the election and qualification of their successors, or their earlier death, resignation or removal.


BOARD COMMITTEES

    The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of Juno's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of Juno's independent auditors and the accounting practices of Juno. The members of the Audit Committee are Mr. Ryeom, and Drs. Salkind and Shaw.

    The Compensation Committee of the board of directors recommends, reviews and oversees the salaries, benefits and stock option plans for Juno's employees, consultants, directors and other individuals compensated by Juno. The Compensation Committee will also administer Juno's compensation plans. The members of the Compensation Committee are Messrs. Ardai and Ryeom, and Dr. Shaw.

DIRECTOR COMPENSATION

    Other than reimbursing directors for customary and reasonable expenses of attending board of directors or committee meetings, Juno does not currently compensate its directors. On April 9, 1999, Drs. Salkind and Shaw, and Mr. Ryeom, as non-employee board members, were each granted an option to purchase 22,222 shares of common stock with an exercise price of $9.00 per share, which will become exercisable upon the completion of four months of board service measured from that date. Additionally, under our 1999 Stock Incentive Plan each individual who first joins the Juno board after the effective date of this offering as a non-employee board member will automatically receive a grant of an option on that date to purchase 22,222 shares of common stock at the time of his or her commencement of board service. In addition, on the date of each annual stockholders' meeting beginning in 2000, each non-employee member of the board of directors who is to continue to serve as a non-employee board member will automatically be granted an option to purchase 7,777 shares of common stock. Please see "--1999 Stock Incentive Plan".

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Juno did not have a Compensation Committee during 1998. During 1998, Mr. Ardai and Dr. Shaw made decisions relating to compensation of Juno's executive officers, except that Mr. Ardai did not participate in discussions regarding his own compensation. No executive officer of Juno serves on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of Juno's board of directors or Compensation Committee.

EMPLOYMENT, SEVERANCE AND OTHER ARRANGEMENTS


    Juno has entered into an employment agreement with Charles E. Ardai, dated April 26, 1999, which may be terminated by either party upon 30 days notice. The agreement provides for Mr. Ardai to receive a base salary of $185,000 and to receive semi-annual bonus payments on January 1 and July 1 of each year, starting on July 1, 1999, of not less than $50,000 each. The agreement became effective on May 1, 1999 for calendar year 1999. Subsequent to calendar year 1999, Mr. Ardai's base salary and bonus amount may be increased, decreased or eliminated in the sole discretion of Juno.



    Juno has entered into an employment agreement with Robert H. Cherins, dated April 26, 1999, which may be terminated by either party upon 30 days notice. The agreement, which incorporates the terms of a letter agreement dated November 20, 1996, provides for Mr. Cherins to receive a base salary of $150,000. The agreement also provides for Mr. Cherins to receive a non-refundable advance of $178,500, to be paid semi-monthly and deducted against any year-end bonus. The agreement became effective on May 1, 1999 for calendar year 1999. Although Mr. Cherins is eligible under the agreement to receive a year-end bonus, Juno does not expect to pay him an additional year-end bonus with respect to calendar year 1999. Subsequent to calendar year 1999, Mr. Cherins's base salary, bonus amount and the amount of the non-refundable advance may be increased or decreased in the sole discretion of Juno, provided that, for each calendar year he is employed by Juno, his base salary and the amount of the non-refundable advance shall not be less than $328,500. In addition, in the event that Mr. Cherins is discharged by Juno prior to January 1, 2000, unless he is terminated for cause or becomes unable to work due to disability, Juno shall be required to offer Mr. Cherins a one-year engagement, at a rate of $328,500 per annum, to provide those consulting services as Juno may determine in its sole discretion, provided, however, that if Mr. Cherins has been engaged as a consultant for Juno for the entire nine-month period immediately following the commencement of his consultancy, then Juno shall be obligated to pay three months additional severance to Mr. Cherins at a rate of $328,500 per annum. In the event that Mr. Cherins is discharged by Juno on or after January 1, 2000, unless he is terminated for cause or becomes unable to work due to disability, Juno shall pay Mr. Cherins three months of severance at a rate of $328,500 per annum.

    DESCO, L.P., acting for the benefit of Juno, has entered into an employment agreement with Mark A. Moraes, dated April 6, 1998, under which Mr. Moraes works on a full-time basis for Juno. This agreement may be terminated by Juno or Mr. Moraes upon 30 days notice. The agreement provides that Mr. Moraes will receive a base salary of $150,000 for calendar year 1998 and will be eligible to receive a bonus at the sole discretion of the President of Juno. Subsequent to calendar year 1998, Mr. Moraes' base salary and bonus amount may be increased, decreased or eliminated in the sole discretion of the President of Juno.

    Juno has entered into an employment agreement with Richard M. Eaton, Jr., dated September 25, 1998, which may be terminated by either party upon 30 days notice. Pursuant to the agreement Mr. Eaton received a base salary of $125,000 in 1998 and was eligible to receive a bonus in the sole discretion of the President of Juno. Mr. Eaton also received a non-refundable advance in the amount of $30,000 in 1998, which was deducted against the bonus amount paid for 1998. Subsequent to calendar year 1998, Mr. Eaton's base salary, bonus amount and the amount of the non-refundable advance may be increased or decreased in the sole discretion of the President of Juno. Juno has agreed to pay Mr. Eaton $13,333 in deferred compensation on December 31, 1999, provided that he has not voluntarily terminated his employment prior to that date or been dismissed for cause.

    Juno has also granted specified rights to some of our officers in the event that they are terminated without cause or in the event that they voluntarily resign following a material reduction in their duties and responsibilities or their cash compensation or a relocation of their place of employment.

EXECUTIVE COMPENSATION

    The following table sets forth all compensation awarded to, earned by or paid to Juno's chief executive officer and the other three executive officers of Juno whose annual salary and bonus exceeded $100,000 in 1998 for services rendered in all capacities during 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG-TERM
                                                                        ANNUAL COMPENSATION      COMPENSATION
                                                                                (1)                 AWARDS
                                                                       ----------------------  SHARES UNDERLYING
NAME AND PRINCIPAL POSITION                                              SALARY      BONUS          OPTIONS
---------------------------------------------------------------------  ----------  ----------  -----------------
Charles E. Ardai.....................................................  $  300,000  $       --         238,711
  President
Robert H. Cherins....................................................  $  150,000  $  300,000          17,600
  Executive Vice President,
  Sales and Marketing
Mark A. Moraes (2)...................................................  $  150,000  $  200,000         139,200
  Executive Vice President,
  Technology
Richard M. Eaton, Jr.................................................  $  125,000  $   90,000          64,569
  Chief Financial Officer and
  Treasurer

------------------------

(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits provided to each executive officer above is less than the lesser of $50,000 and 10% of the total annual salary and bonus of that officer.

(2) Mr. Moraes is employed by DESCO, L.P. but works for Juno under the terms of his agreement with DESCO, L.P. Juno has agreed to pay Mr. Moraes a one-time bonus of $100,000 in connection with overseeing the delivery to Juno of consulting services provided by India-based affiliates of DESCO, L.P. See "Certain Transactions--Shared Services." The 1998 portion of this one-time bonus is $75,000 and is included in the amounts presented above. The remaining portion of this one-time bonus will be included in Mr. Moraes' 1999 bonus.

OPTION GRANTS IN LAST YEAR

    The following table sets forth information regarding options granted to Juno's executive officers during the year ended December 31, 1998. In the year ended December 31, 1998, Juno Online Services, L.P. granted options to purchase units, which converted into options to purchase 1,577,437 shares of common stock following the statutory merger with Juno Online Services, Inc. Juno has not granted any stock appreciation rights.

                                                    INDIVIDUAL GRANTS(1)                            POTENTIAL REALIZABLE
                                ------------------------------------------------------------          VALUE AT ASSUMED
                                 NUMBER OF                                                              ANNUAL RATES
                                SECURITIES                                                       OF STOCK PRICE APPRECIATION
                                UNDERLYING        % OF TOTAL         EXERCISE                        FOR OPTION TERM(2)
                                  OPTIONS     OPTIONS GRANTED TO       PRICE     EXPIRATION   ---------------------------------
NAME                              GRANTED      EMPLOYEES IN 1998     PER SHARE      DATE         0%          5%         10%
------------------------------  -----------  ---------------------  -----------  -----------  ---------  ----------  ----------
Charles E. Ardai..............     189,244              12.0%        $    0.45     02/16/08   $       0  $   53,557  $  135,724
                                    49,467               3.1              1.35     10/04/08      56,866     134,660     253,979
Robert H. Cherins.............       3,422               0.2              0.45     02/16/08           0         968       2,454
                                    14,178               0.9              1.35     10/04/08      16,304      38,595      72,793
Mark A. Moraes................      59,984               3.8              0.45     02/16/08           0      16,976      43,021
                                    79,216               5.0              1.35     10/04/08      91,097     215,643     406,720
Richard M. Eaton, Jr..........      25,852               1.6              0.45     02/16/08           0       7,316      18,541
                                    38,717               2.5              1.35     10/04/08      44,524     105,395     198,785

------------------------

(1) Each option represents the right to purchase one share of common stock. The options shown in this column, which were originally granted pursuant to Juno Online Services, L.P.'s 1997 Class B Unit Option/Issuance Plan, vest at a rate of 20% per annum over five years, but did not become exercisable by option holders until the statutory merger of Juno Online Services, L.P. with and into Juno Online Services, Inc. in March 1999. See "--1999 Stock Incentive Plan."

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 0%, 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent Juno's estimate or projection of Juno's future common stock prices. These amounts represent assumed rates of appreciation in the value of Juno's common stock from the deemed fair market value for accounting purposes on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

AGGREGATED OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 1998 AND YEAR-END
  OPTION VALUES

    The following table sets forth information concerning the number and value of unexercised options held by each of Juno's executive officers at December 31, 1998. None of the executive officers exercised options during the year ended December 31, 1998. Under the terms of the 1997 Class B Unit Option/Issuance Plan, options remained unexercisable by the option holders until the statutory merger of Juno Online Services, L.P. with and into Juno Online Services, Inc. in March 1999. This table assumes the conversion of Juno Online Services, L.P. to a corporate form of organization as of December 31, 1998.

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                    OPTIONS AT             IN-THE-MONEY OPTIONS
                                                                DECEMBER 31, 1998        AT DECEMBER 31, 1998(1)
                                                            --------------------------  --------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------
Charles E. Ardai..........................................      72,958        348,153    $ 204,282    $   930,308
Robert H. Cherins.........................................      72,958        127,042      204,282        342,957
Mark A. Moraes............................................      24,319        175,683       68,093        420,613
Richard M. Eaton, Jr......................................       9,728         79,162       27,238        186,805

------------------------

(1) There was no public trading market for the common stock of Juno as of December 31, 1998. The deemed fair market value for accounting purposes on December 31, 1998 was determined to be $3.25 per share.

1999 STOCK INCENTIVE PLAN

    The 1999 Stock Incentive Plan is intended to serve as the successor equity incentive program to Juno's 1997 Class B Limited Partnership Unit
Option/Issuance Plan. The 1999 Stock Incentive Plan became effective on March 26, 1999.

    Juno has authorized 5,768,611 shares of common stock for issuance under the 1999 Stock Incentive Plan. This share reserve consists of the shares which were available for issuance under the 1997 Limited Partnership Plan on the effective date of the 1999 Stock Incentive Plan plus an additional increase of 2,645,855 shares. The share reserve will automatically be increased on the first trading day of January each calendar year, beginning in January 2000, by a number of shares equal to 1% of the total number of shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but no such annual increase will exceed 444,444 shares. However, in no event may any one participant in the 1999 Stock Incentive Plan receive option grants or direct stock issuances for more than 1,111,111 shares in the aggregate per calendar year.

    Outstanding options under the 1997 Limited Partnership Plan will be incorporated into the 1999 Stock Incentive Plan upon the date of this offering, and no further option grants will be made under the 1997 Limited Partnership Plan. The incorporated options will continue to be governed by their existing terms, unless Juno's Compensation Committee extends one or more features of the 1999 Stock Incentive Plan to those options. However, except as otherwise noted below, the outstanding options under the 1997 Limited Partnership Plan contain substantially the same terms and conditions summarized below for the discretionary option grant program under the 1999 Stock Incentive Plan.

    The 1999 Stock Incentive Plan has four separate programs. The first program is the discretionary option grant program under which eligible individuals in Juno's employ or service, including officers, non-employee board members and consultants, may be granted options to purchase shares of Juno's common stock. The second program is the stock issuance program under which eligible individuals may be issued shares of common stock directly, through the purchase of such shares or as a bonus tied to the performance of services. The third program is the salary investment option grant program under which executive officers and other highly compensated employees may elect to apply a portion of their base salary to the acquisition of special below-market stock option grants. The fourth program is the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members.

    The discretionary option grant and stock issuance programs will be administered by Juno's Compensation Committee. This committee will determine which eligible individuals are to receive option grants or stock issuances, the time or times when option grants or stock issuances are to be made, the number of shares subject to each grant or issuance, the exercise or purchase price for each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The committee will also select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years. Neither the Compensation Committee nor the board will exercise any administrative discretion with respect to option grants made under the salary investment option grant program or under the automatic option grant program for the non-employee board members.

    The exercise price for the options may be paid in cash or in shares of Juno's common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Compensation Committee may allow a participant to pay the option exercise price or direct issue price, and any associated withholding taxes incurred in connection with the acquisition of shares, with a full-recourse, interest-bearing promissory note.

    In the event that Juno is acquired, whether by merger or asset sale or sale by the stockholders of more than 50% of Juno's voting stock in a transaction recommended by the board of directors, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation or otherwise continued will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent Juno's repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The Compensation Committee may grant options under the discretionary option grant program which will accelerate in the event of an acquisition even if the options are assumed or which will accelerate if the optionee's service is subsequently terminated. The Compensation Committee may grant options and issue shares which accelerate in connection with a hostile change in control effected through a successful tender offer for more than 50% of Juno's outstanding voting stock or by proxy contest for the election of board members, or which accelerate upon a subsequent termination of an individual's service.

    Options currently outstanding under the 1997 Limited Partnership Plan may be assumed by the successor corporation in an acquisition; such options are not by their terms subject to acceleration at the time of an acquisition or a change in control or upon the termination of the optionee's service following any such transaction.

    Stock appreciation rights may be issued under the discretionary option grant program which will provide the holders with the option to surrender their outstanding options for an appreciation distribution from Juno equal to the fair market value of the vested shares subject to the surrendered option less the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Juno's common stock. There are currently no outstanding stock appreciation rights under the 1997 Limited Partnership Plan.

    The Compensation Committee has the authority to cancel outstanding options under the discretionary option grant program, including options incorporated from the 1997 Limited Partnership Plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

    In the event the Compensation Committee elects to activate the salary investment option grant program for one or more calendar years, each of Juno's executive officers and other highly compensated employees selected for participation may elect to reduce his or her base salary for that calendar year by a specified dollar amount not less than $5,000 nor more than $50,000. In return, the individual will automatically be granted, on the first trading day in the calendar year for which the salary reduction is to be in effect, a non-statutory option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of Juno's common stock on the grant date. The option exercise price will be equal to one-third of the fair market value of the option shares on the grant date. As a result, the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the salary reduction amount. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect and will be subject to full and immediate vesting in the event of an acquisition or change in control of Juno.

    Under the automatic option grant program, each individual who first joins the Juno board after the effective date of this offering as a non-employee board member will automatically be granted an option for 22,222 shares of Juno common stock at the time of his or her commencement of board service. In addition, on the date of each annual stockholders meeting, beginning with the meeting in the year 2000, each individual who is to continue to serve as a non-employee board member will receive an option grant to purchase 7,777 shares of Juno common stock. Each automatic grant will have an exercise price equal to the fair market value per share of Juno common stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the optionee's cessation of board service. Each 22,222-share option will become exercisable upon the optionee's completion of 4 months of board service measured from the option grant date and each 7,777-share option grant will become exercisable upon the optionee's completion of 6 months of service measured from the grant date. However, each outstanding option will immediately vest upon an acquisition or change in control or the death or disability of the optionee while serving as a board member.

    Limited stock appreciation rights will automatically be included as part of each grant made under the automatic option grant and salary investment option grant programs and may be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this limited stock appreciation right may be surrendered to Juno upon the successful completion of a hostile tender offer for more than 50% of Juno's outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from Juno in an amount per surrendered option share equal to the highest price per share of common stock paid in connection with the tender offer less the exercise price payable for such share.

    The board may amend or modify the 1999 Stock Incentive Plan at any time, subject to any required stockholder approval. The 1999 Stock Incentive Plan will terminate no later than March 25, 2009.

1999 EMPLOYEE STOCK PURCHASE PLAN

    The board has approved the 1999 Employee Stock Purchase Plan, which is expected to be approved by the stockholders prior to the date of this offering. The plan will become effective immediately upon the execution of the underwriting agreement for this offering. The plan is designed to allow eligible employees of Juno and any participating subsidiaries to purchase shares of common stock, at semi-annual intervals, through periodic payroll deductions. A total of 555,556 shares of Juno's common stock will be issued under the plan.

    The plan will have a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period will begin on the day the underwriting agreement is executed in connection with this offering and will end on the last business day in July 2001. The next offering period will begin on the first business day in August 2001, and subsequent offering periods will be set by Juno's Compensation Committee.

    Individuals who are eligible employees on the start date of any offering period may enter the plan on that start date or on any subsequent semi-annual entry date, generally February 1 or August 1 each year. Individuals who become eligible employees after the start date of the offering period may join the plan on any subsequent semi-annual entry date within that period.

    A participant may contribute up to 15% of his or her cash earnings through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date, the last business day in January and July each year. The purchase price per share will be 85% of the lower of the fair market value of Juno's common stock on the participant's entry date into the offering period or the fair market value on the semi-annual purchase date. The first purchase date will occur on the last business day in January 2000. In no event, however, may any participant purchase more than 1,667 shares, nor may all participants in the aggregate purchase more than 138,889 shares on any one semi-annual purchase date. Should the fair market value of Juno's common stock on any semi-annual purchase date be less than the fair market value on the first day of the offering period, then the current offering period will automatically end and a new offering period will begin, based on the lower fair market value.

    The board may at any time amend or modify the plan. The plan will terminate no later than the last business day in July 2009.

                              CERTAIN TRANSACTIONS

FINANCINGS PRIOR TO THE STATUTORY MERGER

    From the formation of Juno Online Services, L.P. on June 30, 1995, until the statutory merger of Juno Online Services, L.P. with Juno Online Services, Inc. on March 1, 1999, we were financed through contributions of capital, primarily from persons or entities affiliated with D. E. Shaw & Co., Inc. In return for their investments, these investors received Class A limited partnership units.

    On March 1, 1999, we converted from a limited partnership into a C corporation. As part of this conversion, Class A limited partnership units were converted into shares of Series A redeemable convertible preferred stock at a one-to-one ratio, and options to acquire Class B limited partnership units under our 1997 Class B Unit Option/Issuance Plan were converted into options to acquire common stock of Juno Online Services, Inc. at a one-to-one ratio.

1999 PRIVATE EQUITY INVESTMENT

    Following the statutory merger, we raised gross proceeds of $65.0 million by completing a private placement of 10,138,716 shares of a newly authorized class of Series B redeemable convertible preferred stock to a group of investors. Investors in the private round of financing included Intel Corporation, News Corporation, Prospect Street Ventures and Sycamore Ventures. We undertook this round of financing to raise capital necessary to fund our ongoing operations, the planned expansion of our marketing activities and other general corporate purposes.

    Upon completion of this offering, the outstanding shares of Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock will automatically convert to an aggregate of 27,822,751 shares of our common stock.

SHARED SERVICES

    Historically, DESCO, L.P. has provided Juno various administrative services. These services have included numerous overhead and infrastructure items, such as providing office space and occupancy-related services, providing insurance and professional services, providing and maintaining some of the hardware and software used by Juno, and administering employee benefit plans for the benefit of Juno employees. Prior to January 1, 1998, expenses related to these and other services were charged to Juno on the basis of allocation metrics as determined by DESCO, L.P, based upon square footage, headcount and other resources utilized. Effective January 1, 1998, Juno and DESCO, L.P. entered into a services agreement pursuant to which DESCO, L.P. has agreed to provide administrative and other services for Juno in a specified set of service categories, in return for a set monthly fee: $152,500 per month for the period of January 1, 1998 to April 16, 1998 and $61,600 per month for the period thereafter. The services agreement covers the delivery of:

    - telecommunications services;

    - personnel-related services, including for 401(k) and other benefit plans and workers compensation insurance;

    - occupancy services through April 18, 1998 for Juno personnel working in facilities maintained by DESCO, L.P.;

    - miscellaneous administrative services;

    - various professional services;

    - various purchasing services; and

    - various information technology services.

    The term of the services agreement extends on a month-to-month basis until terminated by either party. The services agreement may be terminated by either party at any time upon written notice to the other party following a material default by the other party which remained uncured for 30 days or at any time upon 90 days written notice to the other party. Juno believes that the amounts charged to it under the services agreement are generally comparable to the amounts that would have been charged by an independent third party. We do not have any current plans to terminate the services agreement.

    Effective November 1, 1997, Juno and DESCO, L.P. entered into a services agreement pursuant to which DESCO, L.P., through certain affiliates based in India, has agreed to provide various consulting services to Juno. Under this agreement, DESCO, L.P. provides technical and non-technical consulting services as well as other consulting services agreed to by the parties. Under this agreement, DESCO, L.P. is required, in consultation with Juno, to determine the staffing it requires to perform the consulting services being provided to us. Each staff member who performs consulting services under this agreement is categorized as either a technical consultant or a non-technical consultant. In addition to reimbursing DESCO, L.P. for specified expenses, such as travel costs and satellite link charges, we are required to pay DESCO, L.P. $3,650 per month for each technical consultant and $2,300 per month for each non-technical consultant. The term of this agreement extends on a month-to-month basis until terminated by either party. This agreement may be terminated by either party at any time upon written notice to the other party following a material default by the other party which remained uncured for 30 days or at any time upon 90 days written notice to the other party. Juno is currently contemplating terminating this agreement and changing the manner in which it obtains the services currently provided under that agreement. Juno believes that the amounts charged to it under this agreement are generally comparable to the amounts that would have been charged by an independent third party.

    We employ a small number of personnel in Cambridge, Massachusetts, primarily for the purpose of maintaining Juno server equipment that is located in a space formerly maintained by D. E. Shaw Financial Technology, L.P., an affiliate of DESCO, L.P. Prior to January 1, 1998, expenses connected with the use and maintenance of that server equipment and the use of adjacent office space were charged to Juno on the basis of allocation metrics as determined by DESCO, L.P., based upon square footage, headcount and other resources utilized. Effective January 1, 1998, Juno and Shaw Financial Technology entered into a services agreement under which Shaw Financial Technology has agreed to provide information technology, telecommunications, occupancy, and related administrative services to us, in return for a monthly fee of $11,500. Shaw Financial Technology has recently sold some of its assets to a third party and we have made arrangements with this third party to continue to host our server equipment.

TRANSACTIONS WITH NEWS CORPORATION

    Juno has entered into an agreement with News America Incorporated, a significant stockholder of Juno and an affiliate of News Corporation, to purchase various forms of advertising on the media properties of News America Incorporated and its affiliates. Under the March 1, 1999 agreement, Juno spent $10.0 million for advertising that may be used at any time prior to March 2001, to be provided by News America and its affiliates at then-current rates which shall be no greater than those customarily applied to purchasers of similar amounts of comparable advertising.


LEASES



    Prior to November 1997, most of Juno's staff occupied offices within space leased by DESCO, L.P. in midtown Manhattan, with leasehold and other expenses being allocated to Juno by DESCO, L.P. based on Juno's use of this space. In November 1997, Juno relocated its New York-based staff and its principal executive offices to a single floor at 1540 Broadway leased from Bertelsmann Property, Inc. under an Agreement of Lease dated September 22, 1997 between DESCO, L.P., as lessee, and Bertelsmann. The lease permits DESCO, L.P. to sublet all or a portion of the premises to Juno. Juno has agreed to assume the performance of DESCO, L.P.'s payment obligations under the lease. The term of the lease continues until March 2003 and DESCO, L.P. has an option to renew for an additional five-year term. The lease provides DESCO, L.P. the right to terminate the lease effective January 1, 2000, if DESCO, L.P. delivers a notice of termination to Bertelsmann on or prior to July 1, 1999. If DESCO, L.P. terminates the lease under this provision, DESCO, L.P. must make specified payments to Bertelsmann, including reimbursing it for rent that was abated at the start of the lease. If DESCO, L.P. elects to terminate the lease pursuant to the termination right described above, we would be required to relocate our offices and enter into new lease arrangements. We cannot assure you that the terms and conditions of any new lease would be as favorable to Juno as this lease. In addition to the office space at 1540 Broadway, Juno currently occupies two floors in an adjacent building under a subleasing arrangement with DESCO, L.P. Although the terms of this arrangement have not been finalized, Juno expects that the sublease will expire on April 30, 2001 and that Juno will have the right to terminate on April 30, 2000 by providing three months prior notice and making specified termination payments to DESCO, L.P. We believe that the economic terms of this sublease will be generally comparable to those that could be obtained from an independent third party.


INDEBTEDNESS TO RELATED PARTIES

    Juno has incurred indebtedness that, by its terms, is required to be repaid upon the completion of this offering, or as otherwise described below.

    On March 31, 1998, Juno issued to D. E. Shaw Securities Group, L.P. a senior note in the original principal amount of $10.0 million. The senior note bears interest at the Federal Funds rate of interest plus 0.375%, and interest that is not paid quarterly shall be satisfied by increasing the outstanding principal amount of the senior note. Under the terms of the senior note, as amended, the outstanding principal amount and any accrued but unpaid interest is to be paid upon the earlier of December 31, 2000 or the date of completion of an initial public offering by Juno which is registered under the Securities Act of 1933, as amended. Juno is also required to make mandatory prepayments to Shaw Securities in the event that Shaw Securities pays specified fees that are independently owed to DESCO, L.P. On March 31, 1998, Shaw Securities and DESCO, L.P. entered into a support agreement pursuant to which DESCO, L.P. agreed to pay Shaw Securities in the event that Juno fails to make any of the mandatory prepayments.

    As of March 31, 1999, the outstanding principal and interest under the Senior Note was $8.8 million. Juno intends to repay all amounts owed under the senior note with a portion of the proceeds of this offering.

OPTIONS GRANTED TO EXECUTIVE OFFICERS

    For information regarding the grant of stock options to executive officers and directors, see "Management--Compensation of Directors," "--Executive Compensation," "--1999 Stock Incentive Plan" and "Principal Stockholders."

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth information with respect to the beneficial ownership of the common stock as of May 5, 1999, and as adjusted to reflect the sale of the shares of common stock offered hereby, by each person or group of affiliated persons who is known by Juno to beneficially own 5% or more of the common stock, each director and executive officer of Juno, and all directors and executive officers of Juno as a group. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Juno Online Services, Inc., 1540 Broadway, New York, New York 10036.



    The following table gives effect to the shares of common stock issuable within 60 days of May 5, 1999 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.


                                                                                            PERCENTAGE OF SHARES
                                                                  NUMBER OF SHARES           BENEFICIALLY OWNED
                                                                    BENEFICIALLY     ----------------------------------
BENEFICIAL OWNER                                                        OWNED         BEFORE OFFERING   AFTER OFFERING
----------------------------------------------------------------  -----------------  -----------------  ---------------
David E. Shaw (1)...............................................       17,332,759             61.7%             50.1%
Shaw Family Trust IV (2)........................................        7,824,727             27.9              22.6
D. E. Shaw & Co., L.P. (3)......................................        6,336,734             22.6              18.3
News America Incorporated (4)...................................        3,135,198             11.1               9.1
Edward J. Ryeom (5).............................................          779,900              2.8               2.3
Louis K. Salkind (6)............................................          166,482                *                 *
Charles E. Ardai (7)............................................          147,286                *                 *
Robert H. Cherins (8)...........................................           73,642                *                 *
Mark A. Moraes (9)..............................................           48,476                *                 *
Richard M. Eaton, Jr. (10)......................................           14,898                *                 *
All directors and executive officers as a group
  (7 persons) (11)..............................................       18,563,443             65.6              53.3

------------------------

*   Less than 1%.


(1) Includes (i) 2,830,337 shares held directly by David E. Shaw, (ii) 107,627 shares held by D. E. Shaw & Co., Inc., (iii) 5,555,556 shares held by D. E. Shaw & Co., L.P., (iv) 781,178 shares held by
    D. E. Shaw Investment Group, L.P., and (v) 233,334 shares held by Shaw Juno Trust and (vi) 7,824,727 shares held by Shaw Family Trust IV. D. E. Shaw & Co., Inc., which is wholly owned by Dr. Shaw, is the general partner of D.
    E. Shaw & Co., L.P. D. E. Shaw & Co., L.P. is the general partner of D. E. Shaw Investment Group, L.P. Although Dr. Shaw is neither the trustee nor a beneficiary of the Shaw Juno Trust, some of the beneficiaries of the Shaw Juno Trust reside in Dr. Shaw's household. Dr. Shaw is the trustee of the Shaw Family Trust IV. Dr. Shaw disclaims beneficial ownership of the shares held by D. E. Shaw & Co., L.P., D. E. Shaw Investment Group, L.P., Shaw Juno Trust, and Shaw Family Trust IV, except to the extent of his pecuniary interest therein. The address of the foregoing entities is 120 West 45th Street, New York, New York 10036.


(2) Dr. Shaw is the trustee of the Shaw Family Trust IV. The address of Shaw Family Trust IV is 120 West 45th Street, New York, New York 10036.

(3) Includes (i) 5,555,556 shares held directly by D. E. Shaw & Co., L.P. and
    (ii) 781,178 shares held by D. E. Shaw Investment Group, L.P. D. E. Shaw & Co., L.P. is the general partner of D. E. Shaw Investment Group, L.P. D. E. Shaw & Co., L.P. disclaims beneficial ownership of the shares held by D. E. Shaw Investment Group, L.P., except to the extent of its pecuniary interest therein. Dr. Shaw, as President of D. E. Shaw & Co., Inc., the General Partner of D. E. Shaw &

    Co., L.P., has voting and dispositive powers with respect to these shares. The address of D. E. Shaw & Co., L.P. is 120 West 45th Street, New York, New York 10036.


(4) News America Incorporated is an affiliate of News Corporation, a publicly traded company. The address of News America Incorporated is 1211 Avenue of the Americas, New York, New York 10036.



(5) Includes 701,910 shares held by Prospect Street NYC Discovery Fund, L.P. and 77,990 shares held by Prospect Street NYC Co-Investment Fund, L.P. Mr. Ryeom is an officer of the general partner of each of these funds and he disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest in each of them. The address of the foregoing entities is 10 East 40th Street, 44th Floor, New York, New York 10016.



(6) All of these shares are held by the Louis K. Salkind 1999 Grantor Retained Annuity Trust. Although Dr. Salkind is neither the trustee nor a beneficiary of the Louis K. Salkind 1999 Grantor Retained Annuity Trust, some of the beneficiaries of this trust reside in Dr. Salkind's household. The address of the Louis K. Salkind 1999 Grantor Retained Annuity Trust is 120 West 45th Street, New York, New York 10036.



(7) All of these shares are issuable upon the exercise of options. This number does not include 694,659 shares issuable upon the exercise of stock options that do not vest within 60 days of May 5, 1999.



(8) All of these shares are issuable upon the exercise of options. This number does not include 193,025 shares issuable upon the exercise of stock options that do not vest within 60 days of May 5, 1999.



(9) Includes 13,476 shares that are issuable upon the exercise of options. This number does not include 218,193 shares issuable upon the exercise of stock options that do not vest within 60 days of May 5, 1999.



(10) Includes 9,704 shares that are issuable upon the exercise of options. This number does not include 162,881 shares issuable upon the exercise of stock options that do not vest within 60 days of May 5, 1999.


(11) Includes 244,108 shares that are issuable upon the exercise of options.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of Juno's common stock and preferred stock and relevant provisions of Juno's amended and restated certificate of incorporation as will be in effect upon the closing of this offering, and the amended and restated bylaws as will be in effect upon the closing of this offering are summaries thereof and are qualified by reference to our amended and restated certificate of incorporation and the amended and restated bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to Juno's Registration Statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to Juno's capital structure that will occur upon the closing of the offering in accordance with the terms of our amended and restated certificate of incorporation.

    The authorized capital stock of Juno consists of 133,333,334 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK


    As of May 5, 1999, there were 261,815 shares of common stock outstanding and held of record by stockholders, without giving effect to the conversion of our preferred stock. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the 6,500,000 shares of common stock in this offering and the conversion of our outstanding shares of preferred stock upon the completion of this offering, there will be 34,584,566 shares of common stock outstanding upon the closing of this offering.


    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of Juno, the holders of common stock are entitled to receive ratably the net assets of Juno available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by Juno in the offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Juno may designate and issue in the future. Upon the closing of the offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

    Upon the closing of this offering, there will be no shares of redeemable convertible preferred stock outstanding.

    Upon the closing of this offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of series. Juno has no present plans to issue any shares of preferred stock. See "--Anti-Takeover Effects of Various Provisions of Delaware Law and Juno's Certificate of Incorporation and Bylaws."

OPTIONS


    Options to purchase a total of 5,768,611 shares of common stock may be granted under the 1999 Stock Incentive Plan. As of May 5, 1999, there were outstanding options to purchase a total of 3,241,480 shares of common stock, of which options to purchase approximately 430,507 shares will be exercisable upon the closing of this offering. Since Juno intends to file a registration statement on Form S-8 as soon as practicable following the closing of this offering, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of lock-up agreements entered into by and between the holders of substantially all outstanding options and the underwriters. See "Management--1999 Stock Incentive Plan" and "Shares Eligible for Future Sale."


REGISTRATION RIGHTS

    Pursuant to the terms of the Amended and Restated Registration Rights Agreement, after the closing of this offering the holders of 27,822,751 shares of common stock will be entitled to demand registration rights with respect to the registration of their shares under the Securities Act. The holders of 10% or more of these shares are entitled to demand that Juno register their shares under the Securities Act, subject to various limitations. Juno is not required to effect more than six of these registrations pursuant to these demand registration rights. In addition, pursuant to the Amended and Restated Registration Rights Agreement, these holders will be entitled to piggyback registration rights with respect to the registration of their shares under the Securities Act, subject to various limitations. Further, at any time after Juno becomes eligible to file a registration statement on Form S-3, the holders of common stock who are parties to the Amended and Restated Registration Rights Agreement may require Juno to file registration statements under the Securities Act on Form S-3 with respect to their shares of common stock. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in a registration. Juno is generally required to bear all of the expenses of all of these registrations, except underwriting discounts and selling commissions. Registration of any of the shares of common stock held by security holders with registration rights would result in shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF DELAWARE LAW AND JUNO'S
  CERTIFICATE OF INCORPORATION AND BYLAWS

    Juno is subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Juno and, accordingly, may discourage attempts to acquire Juno.

    In addition, various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    BOARD OF DIRECTORS VACANCIES. Juno's amended and restated certificate of incorporation authorizes the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

    STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. Juno's amended and restated certificate of incorporation provides that stockholders may not take action by written consent, but only at duly called annual or special meetings of stockholders. The amended and restated certificate of incorporation further provides that special meetings of stockholders of Juno may be called only by the chairman of the board of directors or a majority of the board of directors.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Juno's amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of Juno, not less than 120 days nor more than 150 days prior to the first anniversary of the date of Juno's notice of annual meeting provided with respect to the previous year's annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 60 calendar days after this anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days nor later than the later of:

    - 60 days prior to the annual meeting of stockholders or

    - the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever occurs first.

    Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of Juno by means of a proxy contest, tender offer, merger or otherwise.

    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS


    Our amended and restated certificate of incorporation provides that the liability of a director of Juno shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. Under the Delaware General Corporation Law, the directors have a fiduciary duty to Juno which is not eliminated by this provision of the amended and restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the Delaware General Corporation Law for:

    - breach of the director's duty of loyalty to Juno;

    - acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law;

    - actions leading to improper personal benefit to the director; and

    - payment of dividends or approval of stock repurchases or redemptions that are prohibited by the Delaware General Corporation Law.

This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

    Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

    - for any breach of the director's duty of loyalty to the corporation or its stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - arising under Section 174 of the Delaware General Corporation Law; or

    - for any transaction from which the director derived an improper personal benefit.

    The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. Our amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that Juno shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that that person is or was a director or officer of Juno, or is or was serving at the request of Juno as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. This indemnification shall be against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding.

    Juno has also entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in Juno's amended and restated bylaws. Juno believes that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Juno's amended and restated bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the Delaware General Corporation Law would permit indemnification. Juno intends to obtain liability insurance for its officers and directors.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the amended and restated certificate of incorporation. Juno is not aware of any threatened litigation or proceeding that may result in a claim for this type of indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the offering, there has not been any public market for Juno's common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock and could impair Juno's future ability to raise capital through the sale of its equity securities.


    Upon the completion of this offering, Juno will have an aggregate of 34,584,566 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of the outstanding shares, the 6,500,000 shares sold in the offering will be freely tradable, except that any shares held by "affiliates" of Juno, as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 28,084,566 shares of common stock will be deemed "restricted securities" as defined under Rule
144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:



 NUMBER OF
   SHARES                                            DATE
------------  ----------------------------------------------------------------------------------

   6,500,000  After the date of this prospectus, freely tradable shares sold in this offering and shares saleable under Rule 144(k) that are not subject to the 180-day lock-up

           0  Upon the filing of a registration statement to register for resale shares of common stock issuable upon the exercise of stock options, which shares are not subject to the 180-day lock-up

           0  After 90 days from the date of this prospectus, shares saleable under Rule 144 that are not subject to the 180-day lock-up

  17,688,134  After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares are saleable under Rule 144 (subject, in some cases, to volume limitations), Rule 144(k), or pursuant to a registration statement to register for resale shares of common stock issued upon the exercise of stock options

  10,396,432  Over 180 days from the date of this prospectus, restricted securities that are held for less than one year and are not yet saleable under Rule 144



    In general, under Rule 144, as currently in effect, a person, or persons whose shares are required to be aggregated, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, which will be approximately 345,846 shares immediately after the offering or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of Juno at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of Juno, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.


    As of the date of this prospectus, options to purchase a total of 3,241,480 shares of common stock are outstanding, of which 420,152 are currently exercisable. Juno intends to file a Form S-8 registration statement under the Securities Act shortly after the date of this prospectus to register all shares of common stock issuable under Juno's option plan. That registration statement will automatically become effective upon filing. Accordingly, shares covered by that registration statement will become eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreement described below. See "Management--Compensation of Directors" and "--1999 Stock Incentive Plan."


    All directors and officers and certain stockholders of Juno, holding substantially all of the outstanding shares of common stock, have agreed, subject to specified exceptions, that they will not, without the prior written consent of the representatives of the underwriters, sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock during the 180-day period following the date of this prospectus. See "Underwriting."

    Juno has agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of the prospectus, except Juno may issue, and grant options to purchase, shares of common stock under the 1999 Stock Incentive Plan. In addition, Juno may issue shares of common stock in connection with any acquisition of another company if the terms of such issuance provide that such common stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence. See "Risk Factors--Future sales of our common stock may negatively affect our stock price."

    Following this offering, under specified circumstances and subject to customary conditions, holders of 27,822,751 shares of Juno's outstanding common stock will have certain demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require Juno to register their shares of common stock under the Securities Act, and certain rights to participate in any future registration of securities by Juno. Juno is not required to effect more than an aggregate of six demand registrations on behalf of such holders. Pursuant to the agreement pursuant to which the registration rights were granted, holders of registrable securities have agreed to be subject to lock-up periods of not more than 180 days following the date of this prospectus. See "Description of Capital Stock--Registration Rights."

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

    The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of the common stock applicable to Non-United States Holders of this common stock. For the purpose of this discussion, a Non-United States Holder is any holder that for U.S. federal income tax purposes is not a U.S. person. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a Non-United States Holder's particular facts and circumstances, such as being a U.S. expatriate, and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Juno has not and will not seek a ruling from the Internal Revenue Service with respect to the U.S. federal income and estate tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions set forth in this discussion. For purposes of this discussion, the term U.S. person means:

    - a citizen or resident of the United States;

    - a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or any political subdivision thereof;

    - an estate whose income is included in gross income for U.S. federal income tax purposes regardless of its source; or

    - a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

DIVIDENDS

    If Juno pays a dividend, any dividend paid to a Non-United States Holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Dividends received by a Non-United States Holder that are effectively connected with a U.S. trade or business conducted by the Non-United States Holder are exempt from such withholding tax. However, those effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.

    In addition to the graduated tax described above, dividends received by a corporate Non-United States Holder that are effectively connected with a U.S. trade or business of the corporate Non-United States Holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

    A Non-United States Holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-United States Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of his common stock unless:

    - the gain is effectively connected with a U.S. trade or business of the Non-United States Holder (which gain, in the case of a corporate Non-United States Holder, must also be taken into account for branch profits tax purposes);

    - the Non-United States Holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

    - Juno is or has been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for its common stock. Juno has determined that it is not and does not believe that it will become a "United States real property holding corporation" for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Generally, Juno must report annually to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of resident.

    Dividends paid to a Non-United States Holder at an address within the U.S. may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to Non-United States Holders at an address outside the U.S. on or prior to December 31, 1999 unless the payer has knowledge that the payee is a United States person. Under recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to Non-United States Holders at an address outside the U.S. after December 31, 1999 may be subject to backup withholding at a rate of 31% unless such Non-United States Holder satisfies various certification requirements.

    Under current Treasury Regulations, the payment of the proceeds of the disposition of common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a Non-United States Holder of common stock outside the U.S. to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:


    - a U.S. person;


    - a "controlled foreign corporation" for U.S. federal income tax purposes;
      or

    - a foreign person 50% or more of whose gross income for certain periods is from the conduct of a U.S. trade or business unless the broker has documentary evidence in its files of the holders' non-U.S. status and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

    In general, the recently promulgated final Treasury Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty and change the certifications procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-United States Holders should consult their tax advisors regarding the effect, if any, of those final Treasury Regulations on an investment in the common stock. Those final Treasury Regulations are generally effective for payments made after December 31, 1999.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

ESTATE TAX

    An individual Non-United States Holder who owns common stock at the time of his death or had made certain lifetime transfer of an interest in common stock will be required to include the value of that common stock in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

    THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase and Juno has agreed to sell to each underwriter, the number of shares set forth below opposite their respective names.

                                                                                                       NUMBER OF
UNDERWRITER                                                                                              SHARES
----------------------------------------------------------------------------------------------------  ------------
Salomon Smith Barney Inc............................................................................
Bear, Stearns & Co. Inc.............................................................................
PaineWebber Incorporated............................................................................

                                                                                                      ------------
    Total...........................................................................................     6,500,000
                                                                                                      ------------
                                                                                                      ------------

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of various legal matters by counsel and to various other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

    The underwriters, for whom Salomon Smith Barney Inc., Bear, Stearns & Co. Inc. and PaineWebber Incorporated are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to various
dealers at the public offering price less a concession not in excess of $    per
share. The underwriters may allow, and those dealers may reallow, a concession
not in excess of $    per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised Juno that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    Juno has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 975,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to each underwriter's initial purchase commitment.


    Juno, its officers and directors and certain stockholders of Juno, holding substantially all of the outstanding shares of common stock, have agreed, subject to specified exceptions, that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock of Juno or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.



    At our request, the underwriters have reserved up to five percent (5%) of the shares of common stock for sale, at the initial public offering price, to employees and friends of Juno through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase those reserved shares.



    Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the shares will be determined by negotiations among Juno and the representatives. Among the factors to be considered in determining the initial public offering price are

Juno's record of operations, its current financial condition, its future prospects, its markets, the economic conditions in and future prospects for the industry in which Juno competes, its management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to Juno. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common stock will develop and continue after this offering.


    Juno's common stock has been approved for quotation on the Nasdaq National Market under the symbol "JWEB".


    The following table shows the underwriting discounts and commissions to be paid to the underwriters by Juno in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                                                      PAID BY JUNO
                                                                                         --------------------------------------
                                                                                            NO EXERCISE        FULL EXERCISE
                                                                                         -----------------  -------------------
Per share..............................................................................      $                   $
Total..................................................................................      $                   $

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these types of transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise, and, if commenced, may be discontinued at any time.

    Most of the shares to be sold by Juno in this offering will be sold to U.S. purchasers, but a limited number of shares may be sold to non-U.S. purchasers.

    Certain of the representatives have performed various investment banking and advisory services for Juno for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for Juno in the ordinary course of their business. PaineWebber Incorporated acted as Juno's exclusive placement agent in connection with the private placement of Juno's Series B redeemable convertible preferred stock in March 1999, in connection with which Juno paid customary placement fees to PaineWebber.

    If and to the extent that any shares are offered or sold in the United Kingdom, each representative agrees that it:

    - will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or in other circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulation 1995 (the "Regulations");

    - will comply with all applicable provisions of the Regulations and of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and

    - will only issue or pass on in the United Kingdom any document received by it in connection with the issue of these shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

    Juno has agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for Juno by Brobeck, Phleger & Harrison LLP, New York, New York. Legal matters in connection with the offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The consolidated financial statements for Juno, as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere herein, upon the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    Juno has filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of common stock to be sold in the offering. This prospectus does not contain all the information set forth in this registration statement. For further information about Juno and the shares of common stock to be sold in the offering, please refer to this registration statement. For additional information, please refer to the exhibits that have been filed with our registration statement on Form S-1.

    You may read and copy all or any portion of the registration statement or any other information Juno files at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Juno's Securities and Exchange Commission filings, including the registration statement, are also available to you on the Commission's Web site (http://www.sec.gov).

    As a result of the offering, Juno will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for the quotation on the Nasdaq National Market, these reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    Juno intends to furnish its stockholders with annual reports containing audited consolidated financial statements and make available quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................         F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998 and March 31, 1999 (unaudited)................         F-3
Consolidated Statements of Operations for the years ended December 31, 1996, 1997
  and 1998 and the three months ended March 31, 1998 and 1999 (unaudited)..................................         F-4
Consolidated Statement of Partners' Capital (Deficiency) for the years ended
  December 31, 1996, 1997 and 1998 and Consolidated Statement of Stockholders' Equity (Deficit) for the
  three months ended March 31, 1999 (unaudited)............................................................         F-6
Consolidated Statements of Cash Flows for the years ended December 31, 1996,
  1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited).............................         F-7
Notes to Consolidated Financial Statements.................................................................         F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Juno Online Services, Inc.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, partners' capital (deficiency) and cash flows present fairly, in all material respects, the financial position of Juno Online Services, Inc. (formerly Juno Online Services, L.P. & Subsidiary) at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
New York, New York
March 4, 1999

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                        PRO FORMA
                                                                        DECEMBER 31,       MARCH 31,    MARCH 31,
                                                                    --------------------  -----------  -----------
                                                                      1997       1998        1999         1999
                                                                    ---------  ---------  -----------  -----------

                                                                                          (UNAUDITED)  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.......................................  $  13,770  $   8,152   $  53,165    $  53,165
  Accounts receivable, net of allowance for doubtful accounts of
    $106, $296 and $395 in 1997, 1998 and 1999, respectively......      1,141      2,115       3,205        3,205
  Merchandise inventories, net....................................        769         60          47           47
  Prepaid expenses and other current assets.......................        400        108      11,140       11,140
                                                                    ---------  ---------  -----------  -----------
    Total current assets..........................................     16,080     10,435      67,557       67,557

Fixed assets, net.................................................      3,966      4,086       3,876        3,876
Other assets......................................................         87        182         227          227
                                                                    ---------  ---------  -----------  -----------
    Total assets..................................................  $  20,133  $  14,703   $  71,660    $  71,660
                                                                    ---------  ---------  -----------  -----------
                                                                    ---------  ---------  -----------  -----------
LIABILITIES AND PARTNERS' CAPITAL (DEFICIENCY)/STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses...........................  $   8,277  $  11,166   $   9,884    $   9,884
  Current portion of capital lease obligations....................        525        450         518          518
  Current portion of senior note..................................         --      1,560       1,560        1,560
  Deferred revenue................................................        351      5,602       7,595        7,595
                                                                    ---------  ---------  -----------  -----------
    Total current liabilities.....................................      9,153     18,778      19,557       19,557

Capital lease obligations.........................................        270        609         600          600
Senior note.......................................................         --      7,569       7,252        7,252
Deferred rent.....................................................        206        335         316          316
Deferred revenue..................................................         --         --       1,333        1,333

Commitments and contingencies (Note 9)

Redeemable convertible preferred stock, $.01 par value;
  Series B: 10,138,716 shares authorized, issued and outstanding
  (liquidation value of $65,000)..................................                            61,853           --
  Series A: 17,684,035 shares authorized, issued and outstanding
  (liquidation value of $79,578)..................................                            79,578           --

Partners' capital (deficiency)....................................     10,504    (12,588)
Stockholders' equity (deficit):
  Common stock--$.01 par value; 133,333,334 authorized, 251,229 issued and outstanding; 28,073,980 issued and outstanding, pro
  forma...........................................................                                 3          281
  Additional paid-in capital......................................                           (95,724)      45,429
  Unearned compensation...........................................                              (691)        (691)
  Accumulated deficit.............................................                            (2,417)      (2,417)
                                                                                          -----------  -----------
    Total shareholders' equity (deficit)..........................                           (98,829)      42,602
                                                                    ---------  ---------  -----------  -----------
    Total liabilities and partners' capital (deficiency)/
      stockholders' equity (deficit)..............................  $  20,133  $  14,703   $  71,660    $  71,660
                                                                    ---------  ---------  -----------  -----------
                                                                    ---------  ---------  -----------  -----------


  The accompanying notes are an integral part of these consolidated financial statements.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS


     (IN THOUSANDS, EXCEPT PER LIMITED PARTNERSHIP UNIT AND PER SHARE DATA)



                                                                                              THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,              MARCH 31,
                                                        ----------------------------------  ----------------------
                                                           1996        1997        1998        1998        1999
                                                        ----------  ----------  ----------  ----------  ----------
                                                                                                 (UNAUDITED)
Revenues:
  Billable services...................................  $        6  $    1,371  $    6,645  $      465  $    5,806
  Advertising and transaction fees....................         127       1,875       6,454       1,228       2,265
  Direct product sales................................           3       5,845       8,595       2,577       1,649
                                                        ----------  ----------  ----------  ----------  ----------
      Total revenues..................................         136       9,091      21,694       4,270       9,720
                                                        ----------  ----------  ----------  ----------  ----------

Cost of revenues:
  Billable services...................................          --       1,053       5,606         387       4,678
  Advertising and transaction fees....................         278       1,659       3,725         825       1,080
  Direct product sales................................           3       5,796       7,627       2,426       1,424
                                                        ----------  ----------  ----------  ----------  ----------
      Total cost of revenues..........................         281       8,508      16,958       3,638       7,182
                                                        ----------  ----------  ----------  ----------  ----------

Operating expenses:
  Operations, free service............................       5,803      11,075       9,383       2,824       1,846
  Subscriber acquisition..............................       6,993       3,140       5,334       1,453       2,700
  Sales and marketing.................................       4,276      12,593      11,584       4,270       2,312
  Product development.................................       3,741       4,860       7,345       1,835       1,854
  General and administrative..........................       2,172       2,897       2,760         914         704
                                                        ----------  ----------  ----------  ----------  ----------
      Total operating expenses........................      22,985      34,565      36,406      11,296       9,416
                                                        ----------  ----------  ----------  ----------  ----------
      Loss from operations............................     (23,130)    (33,982)    (31,670)    (10,664)     (6,878)

Interest income, net..................................         128         243          44          74         111
                                                        ----------  ----------  ----------  ----------  ----------
      Net loss........................................  $  (23,002) $  (33,739) $  (31,626) $  (10,590) $   (6,767)
                                                        ----------  ----------  ----------  ----------  ----------
                                                        ----------  ----------  ----------  ----------  ----------


  The accompanying notes are an integral part of these consolidated financial statements.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

               CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)


     (IN THOUSANDS, EXCEPT PER LIMITED PARTNERSHIP UNIT AND PER SHARE DATA)



                                                                                                 THREE MONTHS ENDED
                                                                                                   MARCH 31, 1999
                                                                                        ------------------------------------
                                                                                         TWO MONTHS     MONTH
                                            YEAR ENDED DECEMBER 31,                        ENDED        ENDED
                                       ----------------------------------               FEBRUARY 28,  MARCH 31,
                                          1996        1997        1998                      1999         1999       TOTAL
                                       ----------  ----------  ----------               ------------  ----------  ----------
                                                                              THREE
                                                                             MONTHS
                                                                              ENDED
                                                                            MARCH 31,
                                                                              1998
                                                                           -----------
                                                                           (UNAUDITED)              (UNAUDITED)
Net loss.............................  $  (23,002) $  (33,739) $  (31,626)  $ (10,590)   $   (4,350)  $   (2,417) $   (6,767)
                                       ----------  ----------  ----------  -----------  ------------  ----------  ----------
                                       ----------  ----------  ----------  -----------  ------------  ----------  ----------
Net loss attributable to common
  stockholders.......................  $  (23,002) $  (33,739) $  (31,626)  $ (10,590)   $   (4,350)  $   (3,589) $   (6,767)
                                       ----------  ----------  ----------  -----------  ------------  ----------  ----------
                                       ----------  ----------  ----------  -----------  ------------  ----------  ----------
Weighted average number of:
  Class A limited partnership
    units............................       3,281      10,500      17,091      16,054        17,684
                                       ----------  ----------  ----------  -----------  ------------
                                       ----------  ----------  ----------  -----------  ------------
  Shares of Common Stock.............                                                                        217
                                                                                                      ----------
                                                                                                      ----------
Basic and diluted net loss per Class
  A limited partnership
  unit...............................  $    (7.01) $    (3.21) $    (1.85)  $   (0.66)   $    (0.25)
                                       ----------  ----------  ----------  -----------  ------------
                                       ----------  ----------  ----------  -----------  ------------
Basic and diluted net loss per
  share..............................                                                                 $   (16.54)
                                                                                                      ----------
                                                                                                      ----------
Pro forma basic and diluted net loss
  per share..........................                          $    (1.85)                                        $    (0.32)
                                                               ----------                                         ----------
                                                               ----------                                         ----------
Weighted average shares outstanding
  used in pro forma basic and diluted
  per share calculation..............                              17,091                                             21,225
                                                               ----------                                         ----------
                                                               ----------                                         ----------


  The accompanying notes are an integral part of these consolidated financial statements.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

           CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL (DEFICIENCY)/

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)

                                          PARTNERS'
                                        CONTRIBUTIONS             COMMON STOCK         ADDITION
                                    ----------------------  ------------------------    PAID-IN       UNEARNED      ACCUMULATED
                                      UNITS      AMOUNT       SHARES       AMOUNT       CAPITAL     COMPENSATION      DEFICIT
                                    ---------  -----------  -----------  -----------  -----------  ---------------  ------------
Balance, December 31, 1995........        873   $   3,925                                                            $   (3,833)
  Capital contributions...........      4,646      20,906                                                                    --
  Net loss........................         --          --                                                               (23,002)
                                    ---------  -----------                                                          ------------
Balance, December 31, 1996........      5,519      24,831                                                               (26,835)
  Capital contributions...........     10,275      46,247                                                                    --
  Net loss........................         --          --                                                               (33,739)
                                    ---------  -----------                                                          ------------
Balance, December 31, 1997........     15,794      71,078                                                               (60,574)
  Capital contributions...........      1,890       8,500                                                                    --
  Net loss........................         --          --                                                               (31,626)
  Amortization of unearned
    compensation..................         --          --                                                                    34
                                    ---------  -----------                                                          ------------
Balance, December 31, 1998........     17,684      79,578                                                               (92,166)
  Net loss for the period January
    1, 1999 to February 28, 1999
    (unaudited)...................         --          --                                                                (4,350)
  Effect of statutory merger (see
    Note 12)......................    (17,684)    (79,578)          --           --    $ (95,788)     $    (728)         96,516
  Preferred stock accretion
    (unaudited)...................                                  --           --          (53)            --              --
  Issuance of common stock upon
    (unaudited)...................                                 251    $       3          117             --              --
  Net loss for the month ended
    March 31, 1999 (unaudited)....                                  --           --           --             --          (2,417)
  Amortization of unearned
    compensation (unaudited)......                                  --           --           --             37              --
                                    ---------  -----------         ---        -----   -----------         -----     ------------
Balance, March 31, 1999
  (unaudited).....................         --   $      --          251    $       3    $ (95,724)     $    (691)     $   (2,417)
                                    ---------  -----------         ---        -----   -----------         -----     ------------
                                    ---------  -----------         ---        -----   -----------         -----     ------------


                                      TOTAL
                                    ---------
Balance, December 31, 1995........  $      92
  Capital contributions...........     20,906
  Net loss........................    (23,002)
                                    ---------
Balance, December 31, 1996........     (2,004)
  Capital contributions...........     46,247
  Net loss........................    (33,739)
                                    ---------
Balance, December 31, 1997........     10,504
  Capital contributions...........      8,500
  Net loss........................    (31,626)
  Amortization of unearned
    compensation..................         34
                                    ---------
Balance, December 31, 1998........    (12,588)
  Net loss for the period January
    1, 1999 to February 28, 1999
    (unaudited)...................     (4,350)
  Effect of statutory merger (see
    Note 12)......................    (79,578)
  Preferred stock accretion
    (unaudited)...................        (53)
  Issuance of common stock upon
    (unaudited)...................        120
  Net loss for the month ended
    March 31, 1999 (unaudited)....     (2,417)
  Amortization of unearned
    compensation (unaudited)......         37
                                    ---------
Balance, March 31, 1999
  (unaudited).....................  $ (98,829)
                                    ---------
                                    ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                 THREE MONTHS
                                                             YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                                                        ----------------------------------  ----------------------
                                                           1996        1997        1998        1998        1999
                                                        ----------  ----------  ----------  ----------  ----------
                                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net loss............................................  $  (23,002) $  (33,739) $  (31,626) $  (10,590) $   (6,767)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization.....................          --         161       2,438         563         567
    Amortization of deferred rent.....................          --         244         157         195         (16)
    Amortization of unearned compensation.............          --          --          34          --          37
    Changes in operating assets and liabilities:
      Accounts receivable.............................        (121)     (1,020)       (974)       (249)     (1,090)
      Merchandise inventories.........................          --        (769)        709         437          13
      Prepaid expenses and other current assets.......         (90)       (214)        292         146     (11,032)
      Accounts payable and accrued expenses...........       6,834       1,401       2,861      (2,055)     (1,285)
      Deferred revenue................................           6         345       5,251       1,928       3,326
                                                        ----------  ----------  ----------  ----------  ----------
        Net cash used in operating activities.........     (16,373)    (33,591)    (20,858)     (9,625)    (16,247)
                                                        ----------  ----------  ----------  ----------  ----------
Cash flows from investing activities:
  Purchases of fixed assets...........................          --      (3,270)     (1,942)     (1,248)       (105)
  Proceeds from sale of fixed assets..................          --          --         402          --          --
  Other assets........................................          --         (87)        (95)         (3)        (45)
                                                        ----------  ----------  ----------  ----------  ----------
        Net cash used in investing activities.........          --      (3,357)     (1,635)     (1,251)       (150)
                                                        ----------  ----------  ----------  ----------  ----------
Cash flows from financing activities:
  Payments on capital lease obligations...............          --         (62)       (754)       (125)       (193)
  Proceeds from senior note...........................          --          --      10,000      10,000          --
  Payments on senior note.............................          --          --        (871)         --        (317)
  Net proceeds from issuance of redeemable convertible
    preferred stock...................................          --          --          --          --      61,800
  Capital contributions...............................      16,971      50,182       8,500       3,500          --
  Proceeds from issuance of common stock..............          --          --          --          --         120
                                                        ----------  ----------  ----------  ----------  ----------
        Net cash provided by financing activities.....      16,971      50,120      16,875      13,375      61,410
                                                        ----------  ----------  ----------  ----------  ----------
        Net increase (decrease) in cash and cash
          equivalents.................................         598      13,172      (5,618)      2,499      45,013

Cash and cash equivalents, beginning of period........          --         598      13,770      13,770       8,152
                                                        ----------  ----------  ----------  ----------  ----------
Cash and cash equivalents, end of period..............  $      598  $   13,770  $    8,152  $   16,269  $   53,165
                                                        ----------  ----------  ----------  ----------  ----------
                                                        ----------  ----------  ----------  ----------  ----------

Supplemental disclosure of cash flow information:
  Cash paid for interest..............................  $       --  $      127  $      496  $       28  $      145

Supplemental schedule of noncash investing and
  financing activities:
  Accretion of preferred stock........................  $       --  $       --  $       --  $       --  $       53
  Capital lease obligations incurred for network
    equipment.........................................          --         857       1,018         878         252
  Notes received for issuance of partnership units....       3,935          --          --          --          --

  The accompanying notes are an integral part of these consolidated financial statements.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

1.  ORGANIZATION AND BUSINESS

    Juno Online Services, Inc. is the surviving entity of a Statutory Merger with Juno Online Services, L.P. This merger of entities under common control was effected on March 1, 1999 (see Note 12, Subsequent Events).

    Juno Online Services, L.P. was organized as a Delaware limited partnership on June 30, 1995. The consolidated financial statements include the accounts of Juno Online Services, L.P. and its wholly owned subsidiary, Juno Online Services, Inc. (collectively, the "Company" or "Juno"). Juno Online Services, Inc. was incorporated in the State of Delaware on July 2, 1996, and was a wholly owned subsidiary from February 12, 1997 through March 1, 1999, the date of the Statutory Merger. All significant intercompany accounts and transactions have been eliminated in consolidation.

    The Company is a provider of Internet-related services throughout the United States. The Company offers several levels of service, ranging from basic dial-up Internet e-mail -- which is provided to the end user for free -- to billable subscription services, including full access to the World Wide Web. Revenues are derived primarily from the subscription fees charged for billable subscription services, from the sale of advertising, and from the direct sale of products to the Company's subscribers.

    The Company has experienced operating losses since its inception. Such losses are due to the Company's efforts to maximize the number of subscribers to both its free basic e-mail service and, more recently, its billable subscription services, and to its development of computer systems and related infrastructure that could be rapidly expanded to accommodate additional users. Juno Online Services, Inc. expects that it will continue to incur net losses as it expends substantial additional resources in an attempt to rapidly increase its market share. There can be no assurance that Juno Online Services, Inc. will achieve or sustain profitability or positive cash flow from its operations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

    The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles, which require management to use its judgment in making certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the dates of the financial statements and the reported amounts of operating revenues and expenses during the reporting periods. It is expected that such estimates will differ to some extent from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited. In the opinion of management, this unaudited information has been prepared substantially on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts presented to present fairly the unaudited quarterly results. The results for a quarter are not necessarily indicative of the results for any future period.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances at December 31, 1998 consisted of bank deposits with one institution and investment grade overnight securities. The Company reviews the credit ratings of its banking institution on a regular basis.

REVENUE RECOGNITION


    Billable services revenues are recognized over the period services are provided. In 1997, billable services revenues consisted primarily of technical support fees. In 1998, billable services revenues consisted primarily of fees charged for our billable subscription services and technical support fees.



    Advertising and transaction fees are derived both from advertising and strategic marketing alliance contracts in which the Company receives a fee for displaying impressions (a single display of an advertisement to a subscriber) or is compensated for generating leads or transactions. Advertising contracts are generally structured to provide a fixed number of impressions on a fee-per-impression basis without regard to a specific period of time. These contracts tend to be short-term in nature and the Company's obligations are typically fulfilled over a period of a few months. Strategic marketing alliance contracts are generally structured over longer specific periods of time, ranging from a few months to several years. Strategic marketing alliance contracts generally provide the Company with guaranteed payments as advances against various forms of revenue-sharing for generating leads or transactions, or for producing and displaying impressions.



    Revenues generated by advertising and strategic marketing alliance contracts are generally recognized as earned, provided that the Company does not have any significant remaining obligations and the collection of the resulting receivable is probable. Remaining obligations include the fulfillment of a fixed or guaranteed minimum number of impressions to be displayed or the achievement of performance targets. The earnings process typically coincides with when the impressions are displayed, leads or transactions are generated, or services performed. To the extent that guaranteed minimum impressions or performance targets exist for a specific time period, revenue is recognized at the lesser of the ratio of the obligations delivered over total obligations, or on a straight-line basis for the term of the contract. To the extent that guaranteed minimum impressions or performance targets exist and are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impressions are displayed or performance targets are achieved.



    Costs associated with advertising and strategic marketing alliance contracts, principally transmission, development, production and campaign management costs, are expensed as incurred.


    Revenues from direct product sales and delivery fees are recognized upon shipment of products to subscribers.

    Revenues are reported net of a provision for sales allowances. Sales allowances and bad debt expenses were $9, $233 and $616 in 1996, 1997 and 1998, respectively.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Deferred revenue consists of monthly and annual prepaid subscriber fees related to billable subscription services and advertising and transaction fees billed in advance of the performance of all or a portion of the related service.

MERCHANDISE INVENTORIES

    Inventories, principally microcomputers and computer hardware and software, are stated at the lower of cost (on a first-in, first-out basis) or market. As of December 31, 1997 and 1998, merchandise inventories held in connection with the Company's direct product sales initiative are presented net of reserves of $150 and $11, respectively, for obsolete, slow moving and excess inventories.

FIXED ASSETS

    Fixed assets are stated at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over lives ranging from 3 to 5 years or, for leasehold improvements, over the life of the lease, if shorter.

LONG-LIVED ASSETS

    The Company periodically evaluates the net realizable value of long-lived assets, including fixed assets and other assets, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. In addition, the Company's evaluation considers nonfinancial data such as market trends, product and development cycles, and changes in management's market emphasis. An impairment in the carrying value of an asset is recognized when the expected future operating cash flows derived from the asset are less than its carrying value.

ADVERTISING AND SUBSCRIBER ACQUISITION COSTS

    The Company accounts for advertising and subscriber acquisition costs pursuant to Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs." Accordingly, the Company expenses all costs of advertising as incurred. Advertising expenses for 1996, 1997 and 1998 were $6,178, $1,878 and $2,389, respectively.

MAINTENANCE AND REPAIRS

    These costs are charged to expense as incurred. Major renewals, betterments and additions are capitalized.

PRODUCT DEVELOPMENT COSTS

    The Company's product offerings are comprised of various features which contribute to the overall functionality and are delivered through client-side software, server-side software, and database applications which have been principally developed internally. Software development costs include direct labor and related overhead for software produced by the Company and the cost of software licensed from third parties. All costs in the software development process which are classified as research and development are expensed as incurred until technological feasibility has been established,

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) at which time such costs are capitalized until the software is generally available. To date, the establishment of technological feasibility of the Company's products and the general availability of such software have substantially coincided. As a result, software development costs that qualify for capitalization have been insignificant and therefore, the Company has not capitalized any software development costs.

OPTION PLAN

    On January 1, 1996, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which permits entities to recognize as expense over the vesting period the fair value of all equity-based awards on the date of grant. Alternatively, SFAS 123 allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma disclosures for employee unit option grants made in 1997 and future years as if the fair-value based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and apply the pro forma disclosure provisions of SFAS 123.

INCOME TAXES

    U.S. federal and state income taxes have not been provided because the partners report their respective distributive share of the Company's income or loss on their respective returns.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

    The carrying values of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash investments and trade receivables. The Company has limited its cash investments to investment grade overnight securities. Credit is extended to trade customers based on an evaluation of their financial condition. The Company performs ongoing credit evaluations of its trade customers and maintains an allowance for doubtful accounts. Credit risk with regard to the sale of products and billable subscription services is mitigated by the requirement of credit cards for purchases.

RECLASSIFICATION

    Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. As of December 31, 1998, the Company had no derivative instruments.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In June 1997, FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued. The statement has not had an impact on the Company's financial statement disclosures as its financial statements reflect how the "key operating decision makers" view the business. Accordingly, the financial statements are presented as a single segment.

    In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS 130 is effective for years beginning after December 15, 1997. The statement has not had an impact on the Company's financial statements as the Company has no other comprehensive income to report.


    In February 1997, FASB issued SFAS No. 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share. The statement makes certain modifications to the earnings per share calculations defined in APB Opinion No. 15. SFAS 128 is effective for years ending after December 31, 1997. The Company has adopted SFAS
128. Details pertaining to the earnings (loss) per share presentation and calculation are included in Note 3 Earnings Per Share.


    In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which provides guidance on accounting for the costs of computer software developed or obtained for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 will not have a significant impact on the Company's consolidated financial position, results of operations, and cash flows.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)


3.  EARNINGS PER SHARE



    The following table sets forth the computation of basic and diluted loss per share.



                                                                                    THREE MONTHS ENDED MARCH 31, 1999
                                                                              ---------------------------------------------
                                                                                 TWO MONTHS
                               YEAR ENDED DECEMBER 31,         THREE MONTHS         ENDED          MONTH ENDED
                         -----------------------------------      ENDED         FEBRUARY 28,        MARCH 31,
                           1996        1997         1998        MARCH 31,           1999              1999          TOTAL
                         ---------  -----------  -----------       1998       -----------------  ---------------  ---------
                                                              --------------
                                                               (UNAUDITED)                     (UNAUDITED)
Numerator:
  Net loss.............  $ (23,002) $   (33,739)     (31,626)  $    (10,590)     $    (4,350)       $  (2,417)    $  (6,767)
  Accrued dividend on
    preferred stock....                                                                                (1,119)
  Preferred stock
    accretion..........                                                                                   (53)
                         ---------  -----------  -----------  --------------  -----------------  ---------------  ---------
  Net loss available to
    common
    stockholders.......  $ (23,002) $   (33,739) $   (31,626)  $    (10,590)     $    (4,350)       $  (3,589)    $ $(6,767)
                         ---------  -----------  -----------  --------------  -----------------  ---------------  ---------
                         ---------  -----------  -----------  --------------  -----------------  ---------------  ---------
Denominator:
  Weighted average
    number of:
    Class A limited
      partnership
      units............  3,280,513   10,500,233   17,091,436     16,054,399       17,684,035
                         ---------  -----------  -----------  --------------  -----------------
                         ---------  -----------  -----------  --------------  -----------------
    Shares of Common
      Stock............                                                                               216,911
                                                                                                 ---------------
                                                                                                 ---------------
    Basic and diluted
      net loss per
      Class A limited
      partnership
      unit.............  $   (7.01) $     (3.21) $     (1.85)  $      (0.66)     $     (0.25)
    Basic and diluted
      net loss per
      share............                                                                             $  (16.54)
                                                                                                 ---------------
                                                                                                 ---------------



    Net loss per share for the three months ended March 31, 1999 is calculated separately for the periods prior and subsequent to the March 1999 statutory merger.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)


3.  EARNINGS PER SHARE (CONTINUED)


    The pro forma information regarding net loss per share and weighted average shares outstanding set forth below gives effect to the treatment of Class A limited partnership units as shares of common stock and the conversion of Series B Redeemable Convertible Preferred Stock for the period following the March 1999 statutory merger.



                                                                                   THREE
                                                                                MONTHS ENDED
                                                               YEAR ENDED      MARCH 31, 1999
                                                            DECEMBER 31, 1998  --------------
                                                            -----------------   (UNAUDITED)
Numerator:
  Net loss................................................    $     (31,626)    $     (6,767)
                                                            -----------------  --------------
                                                            -----------------  --------------
Denominator:
  Weighted average number of:
      Shares of common stock..............................                            74,746
      Class A limited partnership units treated as shares
        of common stock...................................       17,091,436
  Redeemable Convertible Preferred Stock treated as shares
    of common stock:
      Series B............................................                         3,466,228
      Series A (Class A limited partnership units prior to
        March 1, 1999)....................................                        17,684,035
                                                            -----------------  --------------
      Denominator for pro forma basic and diluted net loss
        per share.........................................       17,091,436       21,225,009
                                                            -----------------  --------------
                                                            -----------------  --------------
Pro forma basic and diluted net loss per share............    $       (1.85)    $      (0.32)
                                                            -----------------  --------------
                                                            -----------------  --------------



4.  FIXED ASSETS


    Fixed assets consists of the following:

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1997       1998
                                                                             ---------  ---------
Computers, network equipment and software..................................  $   3,225  $   5,672
Furniture and office equipment.............................................        197        187
Leasehold improvements.....................................................        705        772
                                                                             ---------  ---------
    Subtotal...............................................................      4,127      6,631
Accumulated depreciation and amortization..................................       (161)    (2,545)
                                                                             ---------  ---------
    Total..................................................................  $   3,966  $   4,086
                                                                             ---------  ---------
                                                                             ---------  ---------

    Included in fixed assets is equipment acquired under capital leases, principally network equipment, of $977 and $1,995 as of December 31, 1997 and 1998, less accumulated amortization of $13 and $859, respectively.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)


5.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES


    Accounts payable and accrued expenses consist of the following:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1997       1998
                                                                           ---------  ---------
Trade accounts payable...................................................  $   2,067  $   2,315
Personnel and related expenses...........................................      3,511      4,038
Telecommunications services..............................................        728      1,210
Customer service expenses................................................        230        857
Marketing expenses.......................................................        182        756
Other....................................................................      1,559      1,990
                                                                           ---------  ---------
    Total................................................................  $   8,277  $  11,166
                                                                           ---------  ---------
                                                                           ---------  ---------


6.  RELATED PARTY TRANSACTIONS


    The Company is affiliated with a group of entities that are under control of or are subject to substantial influence by D. E. Shaw & Co., Inc. ("DESCO, Inc.") which is the general partner of the Company's general partner, D. E. Shaw Development, L.P. The affiliated entity with which the Company interacts most (due to that affiliate's role as management company for many of the entities) is
D. E. Shaw & Co., L.P. ("DESCO, L.P."). DESCO, Inc. is also the general partner of DESCO, L.P. (Prior to March 1997, DESCO, L.P. was the general partner of D.
E. Shaw Development, L.P.) DESCO, L.P. became a limited partner of the Company in October 1997.

    During 1996 substantially all of the Company's personnel, management and overhead services were provided by DESCO, L.P., the costs of which were allocated to the Company on the basis of various metrics as determined by DESCO, L.P. During that period, all of the individuals working on Company initiatives were employed by DESCO, L.P. On February 22, 1997, substantially all of the individuals working on Company initiatives were transferred to, and became employees of, the Company's wholly owned subsidiary, Juno Online Services, Inc. Subsequently, DESCO, L.P. continued to provide certain administrative and support services to the Company, albeit in a decreased capacity. Effective January 1, 1998, the Company entered into services agreements with DESCO, L.P. and an affiliate of DESCO, L.P. for the provision of certain of these services at fixed rates.

    In addition, the Company entered into a services agreement with an India-based affiliate of DESCO, L.P. DESCO, L.P. is paid a fixed monthly fee for engineering and operations services rendered, and is reimbursed for incidental expenses.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)


6.  RELATED PARTY TRANSACTIONS (CONTINUED)

    These agreements extend on a month-to-month basis. Either party may terminate the agreements for convenience at any time upon ninety days written notice. The aggregate amounts and nature of the expenditures made by DESCO, L.P. on behalf of the Company were as follows:

                                                                            1996       1997       1998
                                                                          ---------  ---------  ---------
India-based engineering and operations expense..........................  $      --  $      --  $   1,454
Personnel and related expenses..........................................      5,499      1,561        521
Depreciation and leased equipment.......................................      1,140        617         --
Occupancy costs.........................................................        484        784        338
Other operating expenses................................................      7,952      1,362        375
                                                                          ---------  ---------  ---------
      Total.............................................................  $  15,075  $   4,324  $   2,688
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

    The Company's balance sheet reflects $96 due from DESCO, L.P. under the caption "Prepaid expenses and other current assets" at December 31, 1997.

ASSET PURCHASES AND TRANSFERS

    Historically, the Company has utilized certain fixed assets, including leasehold improvements, computers, telecommunications and server hardware, owned by DESCO, L.P., the expense of which has been allocated to the Company. Beginning in July 1997, substantially all new acquisitions of fixed assets have been made by the Company directly.

    In 1998, the Company transferred fixed assets with a net book value of $402 to DESCO, L.P.

    Pursuant to an asset purchase agreement dated December 31, 1997, the Company acquired various fixed assets from DESCO, L.P. These assets, principally computers, equipment and network software, were originally purchased by DESCO, L.P. on behalf of the Company. The total purchase price of the assets was $1,202.

GENERAL PARTNER FEES AND OTHER COMPENSATION

    As compensation for managing the affairs of the Company, the Company's general partner is entitled to a monthly management fee equal to one-twelfth of one percent of the aggregate value of all outstanding limited partnership Units (or other property into which such Units have been converted) as of the most recent Valuation Event (as specified in the limited partnership agreement, as amended). In 1996, 1997 and 1998, the Company's general partner elected to waive management fees of $49, $81 and $285, respectively.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)


7.  OBLIGATIONS UNDER CAPITAL LEASES


    The following is a schedule, by year, of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of December 31, 1998:

YEAR ENDING DECEMBER 31,
-------------------------------------------------------------------------------------
1999.................................................................................  $     526
2000.................................................................................        460
2001.................................................................................        134
2002.................................................................................         40
2003.................................................................................         33
                                                                                       ---------
      Total minimum lease payments...................................................      1,193
Less: Amount representing interest...................................................       (134)
                                                                                       ---------
      Present value of the minimum lease payments....................................  $   1,059
                                                                                       ---------
                                                                                       ---------

    Included in total minimum lease payments above are $164 of obligations under capital leases for network equipment that were assigned to the Company by DESCO, L.P. As the original lessee, DESCO, L.P. remains responsible under these lease agreements in the event of a default by the Company.


8.  SENIOR NOTE


    On March 31, 1998, the Company borrowed $10,000 from D. E. Shaw Securities Group, L.P. ("Shaw Securities"), pursuant to an unsecured Senior Note (the "Senior Note"). Shaw Securities, whose general partner is DESCO, L.P. is an affiliate of the Company. The Senior Note, as amended, bears interest at the Federal Funds Rate plus 0.375% (4.445% at December 31, 1998) and matures on December 31, 2000 unless extended by Shaw Securities. The Senior Note requires mandatory prepayments equal to 10% of certain distributions from Shaw Securities to DESCO, L.P. As of March 1, 1999, DESCO, L.P. and Juno modified certain support arrangements. As modified, these arrangements provide that Juno shall be indebted to DESCO, L.P. under terms substantially similar to the Senior Note in the event that Juno fails to make such mandatory prepayments and DESCO, L.P. makes such payments on Juno's behalf. Under certain circumstances, DESCO, L.P. shall receive Series B redeemable convertible preferred stock at $6.41 per share in return for making such support payments. The Senior Note shall be repaid in full at completion of an initial public offering by the Company registered under the U.S. Securities Act of 1933, as amended. The Company may prepay the Senior Note at any time, in whole or in part, without premium or penalty. Pursuant to the Senior Note, the Company may not incur any additional indebtedness in an aggregate principal amount greater than $1,000, excluding the acquisition of fixed assets in the ordinary course of business.

    The Company's interest expense under the Senior Note was approximately $418 for the year ended December 31, 1998.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)


9.  COMMITMENTS AND CONTINGENCIES


COMMITMENTS

    The Company has entered into various non-cancellable operating leases for equipment. DESCO, L.P. has also entered into a leasing arrangement for office space used by the Company. Substantially all of the Company's operations are located in a single location that is leased by DESCO, L.P. The Company, which benefits from the use of this office space, has agreed to assume performance of DESCO, L.P.'s payment obligations under the lease to the extent the Company occupies such office space. Minimum lease payments below include $1,875 related to this arrangement with DESCO, L.P. Minimum lease payments as of December 31, 1998 under these operating leases and this arrangement are as follows:

YEAR ENDING DECEMBER 31,
-------------------------------------------------------------------------------------
1999.................................................................................  $   1,993
2000.................................................................................        110
                                                                                       ---------
      Total minimum lease payments...................................................  $   2,103
                                                                                       ---------
                                                                                       ---------

    The Company's rental expense under operating leases in the years ended December 31, 1996, 1997 and 1998, was approximately $290, $889, and $1,070, respectively.

    The Company has committed to minimum usage levels for certain telecommunications services. The remaining commitments are $570 and $90 for the years ending December 31, 1999 and 2000, respectively. Telecommunications services expense for the years ended December 31, 1996, 1997 and 1998 was $2,655, $7,155 and $8,772, respectively.

CONTINGENCIES

    Various claims and actions have been asserted or threatened against the Company in the ordinary course of business. There are no threats, asserted claims or actions, the outcome of which, in the opinion of management, would have a materially adverse effect on the Company's consolidated financial position, results of operations, and cash flows, taken as a whole.


10.  PARTNERS' CAPITAL


    Interests in Juno Online Services, L.P., which take the form of Units, are comprised of Class A Units and Class B Units. Class A Units are senior to Class B Units, and have several preferential attributes, including (i) a contingent priority distribution feature that provides holders of Class A Units, at the end of a Fiscal Period (as specified in the limited partnership agreement, as amended), a priority distribution of net profits equivalent to a $0.41 per Unit annual return (but only if the Company's general partner elects to declare a distribution with respect to such Fiscal Period), and (ii) a preference upon liquidation equal to $4.50 per Class A Unit (less certain distributions) plus any declared and unpaid priority distributions. There have been no priority distributions declared by the Company's general partner to date. The preference payment upon liquidation is payable before proceeds of a liquidation are applied to other holders of Units. As of December 31, 1998, an aggregate of 17,768,035 Class A Units were issued and outstanding. As of December 31, 1998, although Class B Units are subject to the Company's 1997 Class B Unit Option/Issuance Plan, no Class B Units had been issued.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)


11.  EMPLOYEE OPTION PLAN


    The Company's 1997 Class B Unit Option/Issuance Plan (the "1997 Plan") provides the Company's general partner the right to increase or decrease the number of Class B Units that may be issued under the Plan. The number of Class B Units issuable under the plan was increased to 3,366,667 in October 1998. Under the 1997 Plan, non-qualified options to issue Units may be granted to all employees of the Company and consultants as an incentive to remain in the Company's service, among other reasons. The exercise price per Unit shall not be less than 85% of the fair market value on the option grant date. For any 10% owners of the Company, the exercise price per Unit shall not be less than 110% of the fair market value on the option grant date. In general, the options vest at a rate of 20% annually on the anniversary of the grant date and expire 10 years from the date of grant. However, in general, no options may be exercised prior to the earlier of (i) the date that the Company converts to a corporate form of organization or (ii) the expiration of the three year period measured from the grant date. The initial date of grant was April 2, 1997. A grandfather provision was made by the 1997 Plan Administrator to enable the commencement of vesting, for employees involved with the Company prior to January 1, 1997, to begin on the later of their employment date or January 1, 1996. For the year ended December 31, 1998, the Company recorded unearned compensation of $762 for options issued below deemed fair value for accounting purposes of the Company's Class B Units. This amount is being charged to compensation expense over a five year period (the vesting period of the options).

    The following information relates to options issued to purchase Class B Units under the 1997 Plan:

                                                                  CLASS B    WEIGHTED AVERAGE
                                                                   UNITS      PRICE PER UNIT
                                                                 ----------  -----------------
Outstanding January 1, 1997....................................          --      $       -
  Granted......................................................   1,495,546           0.45
  Exercised....................................................          --              -
  Forfeited....................................................    (135,443)          0.45
                                                                 ----------
Outstanding January 1, 1998....................................   1,360,103           0.45
  Granted......................................................   1,577,437           0.84
  Exercised....................................................          --              -
  Forfeited....................................................    (353,171)          0.45
                                                                 ----------
Outstanding December 31, 1998..................................   2,584,369           0.67
                                                                 ----------
                                                                 ----------

    On December 31, 1998, the exercise price of outstanding options ranged from $0.45 to $2.70. The weighted average remaining contractual life was 9.0 years.

    The Company accounts for its equity-based compensation in accordance with APB Opinion No. 25 and its related interpretations.

    Had the Company's equity-based employee compensation been determined by the fair-value based method of SFAS 123, the Company's net loss on a pro-forma basis for the years ended December 31, 1996, 1997 and 1998 would have been $(23,002), $(33,773) and $(31,723), respectively.

    The Company has used the minimum value method to value the options issued. The weighted average fair value of the options on the dates granted during 1997 and 1998 were $0.22 and $0.23, respectively. The fair value was based on a risk free interest rate of 5%, zero dividend yield, and an expected life of 7 years.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)


12.  EMPLOYEE BENEFIT PLAN


    The Company is a participating employer in a tax-qualified retirement plan (the "Savings Plan") under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each employee's contribution up to a maximum of 6% of the employee's eligible earnings. In 1996, 1997 and 1998 the Company match was $0, $159 and $238, respectively. Company matching payments vest over 7 years.


13.  SUBSEQUENT EVENTS


STATUTORY MERGER AND CHANGE IN TAX STATUS

    On March 1, 1999, Juno Online Services, L.P. and Juno Online Services, Inc., entities under common control, effected a statutory merger pursuant to which Juno Online Services, L.P. was merged with and into Juno Online Services, Inc., in a manner similar to a pooling of interests (the "Statutory Merger"). This tax free transaction resulted in the combination of Juno Online Services, L.P. (the "Partnership") with its wholly owned subsidiary, Juno Online Services, Inc. such that Juno Online Services, Inc. is the surviving entity. In connection with the Statutory Merger, the Class A Units of the Partnership were converted into Series A Redeemable Convertible Preferred Stock (see below), and accumulated losses of the Partnership were reclassified to additional paid-in capital.

    Prior to the Statutory Merger, U.S. federal and state income taxes have not been provided because the partners reported their respective share of the Company's losses on their respective returns. The Company has incurred accumulated book losses of $92,200 through December 31, 1998. Accumulated tax losses through to December 31, 1998 amounted to $81,101. Had the Company been subject to corporate income taxes, it would have recorded a deferred tax asset (estimated at an effective rate of 40%), subject to a full valuation allowance. This pro forma net deferred tax asset (pro forma to exclude the effect of tax losses which passed through to the former partners) is comprised of the following:

Deferred revenue....................................................  $   1,593
Start-up costs, capitalized for tax purposes........................      1,417
Accrued expenses and other..........................................      1,386
                                                                      ---------
                                                                          4,396
Valuation allowance.................................................     (4,396)
                                                                      ---------
                                                                      $      --
                                                                      ---------
                                                                      ---------

    Deferred tax assets will be available to Juno Online Services, Inc. as the successor company following the Statutory Merger.

ISSUANCE OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

    In March 1999, the Company, after giving effect to the Statutory Merger, received $61,800 in proceeds net of $3,200 of issuance costs, for the issuance of 10,138,716 shares of Series B Redeemable Convertible Preferred Stock ("Series B Preferred"), $.01 par value. In addition, 17,684,035 shares of Series A Redeemable Convertible Preferred Stock ("Series A Preferred"), $.01 par value, were issued to the holders of Series A Partnership Units in connection with the Statutory Merger.

    Dividends are cumulative and payable at a rate of $0.64 per share per annum with respect to the Series B Preferred and $0.41 per share per annum with respect to the Series A Preferred. Dividends

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)


13.  SUBSEQUENT EVENTS (CONTINUED)

cease to accrue upon a public offering of common stock in which the aggregate net proceeds to the Company are at least $40 million (a "Qualified Public Offering").

    At any time on or after March 1, 2004, the holders of at least 66 2/3% of the outstanding shares of Series B Preferred may require the Company to redeem all shares of Series B Preferred. At any time after the holders of Series B Preferred have demanded a redemption, the holders of a majority of the outstanding shares of Series A Preferred may require the Company to redeem all shares of Series A Preferred. The redemption price per share shall be $6.41 for Series B Preferred and $4.50 for Series A Preferred (both as adjusted for any stock dividends payable in shares of the respective series of Preferred Stock or combinations or splits of Preferred Stock, plus any accrued but unpaid dividends).

    The holders of Preferred Stock shall have the right, at their option, at any time, to convert such shares of Preferred Stock into such number of fully paid and non-assessable shares of Common Stock as is obtained by multiplying the number of shares of Series B or Series A Preferred to be converted by the fraction obtained by dividing the Original Series Issue Price ($6.41 for Series B Preferred and $4.50 for Series A Preferred) by the Applicable Conversion Price in effect on the date the certificate is surrendered for conversion ($6.41 for Series B Preferred and $4.50 for Series A Preferred on date of issuance, subject to future adjustment).

    In the event that, at any time while any of the Preferred Stock shall be outstanding, the Company completes a Qualified Public Offering, then all outstanding shares of Preferred Stock shall be converted into shares of Common Stock in accordance with the conversion calculation above.

    If the Company for any reason (including the failure to have sufficient funds available) fails to redeem on any redemption date the amount due to the holders of Series B Preferred shall bear interest at the prime rate plus 6% per annum, compounded annually. In addition, the holders of a majority of Series B Preferred shall have the right, to the exclusion of the holders of Series A Preferred or Common Stock, to elect a majority of the directors of the Company, subject to certain conditions as specified in the Certificate of Incorporation.

    Upon any liquidation of the Company, the holders of the Series B Preferred shall be entitled, before any distribution is made upon any Series A Preferred or Common Stock, to be paid with respect to each outstanding share of Series B Preferred an amount equal to $1.91 per share (the "Series B Liquidation Preference"). After holders of Series B Preferred have been paid the Series B Liquidation Preference, the holders of Series A Preferred and the holders of Series B Preferred shall be entitled, before any distribution is made upon the Common Stock, to be paid with respect to each outstanding share of their respective series of Preferred Stock an amount equal to $4.50 per share.

    After the holders of Preferred Stock shall have been paid in full the preferential amounts to which they are entitled as provided in the preceding paragraph, the holders of Common Stock, together with the holders of Preferred Stock, shall be entitled to share ratably according to the number of shares of Common Stock held by them (or issuable to them upon conversion of shares of the Preferred Stock).


    Holders of Preferred Stock shall have one vote for each full share of Common Stock into which their respective series of Preferred Stock are convertible on the record date for the vote.

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (IN THOUSANDS, EXCEPT LIMITED PARTNERSHIP UNIT AND SHARE DATA)


13.  SUBSEQUENT EVENTS (CONTINUED)


PRO FORMA INFORMATION (UNAUDITED)



    The pro forma balance sheet as of March 31, 1999 reflects the conversion of 10,138,716 shares of Series B Redeemable Convertible Preferred Stock and 17,684,035 shares of Series A Redeemable Convertible Preferred Stock to 27,822,751 shares of common stock.


1999 STOCK INCENTIVE PLAN (UNAUDITED)

    The 1999 Stock Incentive Plan (the "1999 Plan") is intended to serve as the successor equity incentive program to the 1997 Plan. The 1999 Plan became effective on March 26, 1999. Under the 1999 Plan, 5,768,611 shares have been authorized subject to automatic increases in January of each year. On the effective date, shares authorized for issuance under the 1997 Plan will be incorporated into the 1999 Plan. No further option grants will be made under the 1997 Plan. Options outstanding under the 1997 Plan will be incorporated into the 1999 Plan.

    The 1999 Stock Incentive Plan will include four programs. The first provides for the discretionary grant of options to purchase common shares to employees, consultants, and members of the board of directors. The second will allow individuals to purchase shares or receive them as a bonus tied to the performance of services. The third will allow executive officers and other highly compensated employees to apply a portion of their salary to the acquisition of special below-market stock option grants. The fourth program will automatically grant options at periodic intervals to eligible non-employee board members.

EMPLOYEE STOCK PURCHASE PLAN (UNAUDITED)

    On April 19, 1999, the Board of Directors approved the 1999 Employee Stock Purchase Plan (the "1999 ESPP"), subject to stockholder approval. A total of 555,556 shares are available to be issued under the 1999 ESPP. The 1999 ESPP allows eligible employees to purchase shares of common stock at semi-annual intervals, through periodic payroll deductions of up to 15% of cash earnings, as defined. The purchase price per share is 85% of the lower of the fair market value on the eligible employee's entry date or the fair market value on the semi-annual purchase date. The 1999 ESPP will terminate no later than the last business day in July 2009.

REVERSE STOCK SPLIT (UNAUDITED)

    On April 19, 1999, the Company's Board of Directors authorized a reverse stock split. Accordingly, all share data and limited partnership units have been restated for the retroactive effect of the reverse split as if it had occurred at the beginning of the earliest period presented.

Back Cover:

[The Juno Member Profile]

The picture depicts each page of the electronic survey that Juno subscribers are asked to complete. Each page contains questions relevant to its particular topic. The upper left corner of the "General Account Information" page is magnified to show certain information entered by a hypothetical Juno subscriber. An arrow points from that close-up to the following text at the bottom of the page:

"Detailed Information About Millions of Subscribers--All subscribers to Juno's basic e-mail service are required to complete a detailed electronic survey containing questions about age, gender, income, hobbies, interests, family size, education, patters of computer use, expected purchases, and more. Advertisements on our service may be targeted to a narrowly specified subset of our subscriber base on the basis of any combination of Member Profile data."

                                                                     [Juno Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,500,000 SHARES
                           JUNO ONLINE SERVICES, INC.
                                  COMMON STOCK

                                        [LOGO]

                                    --------

                                   PROSPECTUS

                                           , 1999

                                    --------

                              SALOMON SMITH BARNEY
                            BEAR, STEARNS & CO. INC.
                            PAINEWEBBER INCORPORATED

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered.

                                                                                                       AMOUNT TO
                                                                                                        BE PAID
                                                                                                      ------------
SEC registration fee................................................................................  $     27,015
NASD filing fee.....................................................................................        10,218
Nasdaq National Market listing fee..................................................................        95,000
Legal fees and expenses.............................................................................       350,000
Accounting fees and expenses........................................................................       175,000
Printing and engraving..............................................................................       250,000
Transfer agent fees.................................................................................        10,000
Miscellaneous.......................................................................................        82,767
                                                                                                      ------------
    Total...........................................................................................  $  1,000,000
                                                                                                      ------------
                                                                                                      ------------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    The registrant's Amended and Restated Certificate of Incorporation in effect as of the date hereof, and the registrant's Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering (collectively, the "Certificate") provides that the liability of a director of the registrant shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as amended (the "DGCL"). Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant intends to obtain liability insurance for its officers and directors.


    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for this type of indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The registrant has sold and issued the following securities since June 30, 1995 (inception):

    PARTNERSHIP UNITS. Between June 30, 1995 and March 1, 1999, the registrant issued a total of 17,684,035 limited partnership units for a price per unit of $4.50. These units were all purchased by entities or persons affiliated with D.
E. Shaw & Co., Inc. Of the 17,684,035 units issued, 872,192 were issued in 1995, 4,646,098 were issued in 1996, 10,276,854 were issued in 1997 and 1,888,891 were issued in 1998. On March 1, 1999, Juno Online Services, L.P. was merged with and into Juno Online Services, Inc., its wholly owned subsidiary. In connection with this merger, each outstanding partnership unit was converted into one share of Series A Redeemable Convertible Preferred Stock. Upon the closing of this offering, the shares of Series A Redeemable Convertible Preferred Stock will automatically convert into shares of the registrant's common stock.

    PREFERRED STOCK. On March 1, 1999 and March 4, 1999, the registrant issued a total of 10,138,716 shares of Series B Redeemable Convertible Preferred Stock to a group of investors including affiliates of Intel Corporation, News Corporation, Prospect Street Ventures and Sycamore Ventures. PaineWebber Incorporated acted as the placement agent in connection with the sale of this Series B Redeemable Convertible Preferred Stock. Upon the closing of this offering, the shares of Series B Redeemable Convertible Preferred Stock will automatically convert into shares of the registrant's common stock.

    OPTIONS. The registrant has from time to time granted options to purchase shares of common stock to employees in reliance upon exemptions from registration pursuant to either (i) Section 4(2) of the Securities Act of 1933, as amended, or (ii) Rule 701 promulgated under the Securities Act of 1933, as amended. The following table sets forth information regarding these grants and assumes a 1 for 4.5 reverse stock split of the registrant's common stock to be effected prior to the closing of this offering.


                                                                                      WEIGHTED
                                                                                       AVERAGE
                                                                         NUMBER OF    EXERCISE
                                                                           SHARES       PRICE
                                                                         ----------  -----------
June 30, 1995 (inception) to December 31, 1996.........................      --          --
January 1, 1997 to December 31, 1997...................................   1,495,546   $    0.45
January 1, 1998 to December 31, 1998...................................   1,577,437   $    0.84
January 1, 1999 to May 5, 1999.........................................   1,034,841   $   12.00


    The above securities were offered and sold by the registrant in reliance upon exemptions from registration pursuant to either (i) Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving any public offering, or (ii) Rule 701 promulgated under the Securities Act of 1933, as amended. No underwriters were involved in connection with the sales of securities referred to in this Item 15, except for PaineWebber Incorporated, which acted as the placement agent in connection with the sale of Series B Redeemable Convertible Preferred Stock in March 1999.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.


NUMBER                                                    DESCRIPTION
------------  ----------------------------------------------------------------------------------------------------
   1.1*       Form of Underwriting Agreement.
   3.1**      Certificate of Incorporation.
   3.2**      Certificate of Amendment to Certificate of Incorporation, filed March 1, 1999.
   3.3**      Certificate of Amendment to Certificate of Incorporation, filed March 1, 1999.
   3.4**      Certificate of Amendment to Certificate of Incorporation, filed March 4, 1999.
   3.5        Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering.
   3.6**      Bylaws.
   3.7        Form of Amended and Restated Bylaws to be in effect upon the closing of this offering.
   4.1**      Specimen Common Stock certificate.
   4.2**      See Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6 for provisions defining the rights of holders of common stock of the registrant.
   5.1        Opinion of Brobeck, Phleger & Harrison LLP.
  10.1**      1999 Stock Incentive Plan.
  10.2**      1999 Employee Stock Purchase Plan.
  10.3**      Amended and Restated Registration Rights Agreement.
  10.4**+     Marketing Services Agreement, dated September 30, 1998, among the registrant and Hartford Fire
              Insurance Company and its affiliates/subsidiaries.
  10.5**+     Marketing Services Agreement, dated December 11, 1998, between the registrant and AT&T Wireless
              Services, Inc.
  10.6**+     Distributor Agreement, dated March 12, 1998, between the registrant and LCI International Telecom
              Corp.
  10.7**+     Financial Services Marketing Agreement, dated February 17, 1999, between the registrant and First
              USA Bank, N.A.
  10.8**+     Master Service Agreement, dated August 1, 1998, between the registrant and Softbank Services Group.
  10.9**      India Services Agreement, dated November 1, 1997, between the registrant and D. E. Shaw & Co., L.P.
  10.10**     Services Agreement, dated January 1, 1998, between the registrant and D. E. Shaw & Co., L.P.
  10.11**     Advertising Agreement, dated March 1, 1999, between the registrant and News America Incorporated.
  10.12(a)**  Employment Agreement, dated September 2, 1998, between the registrant and Charles Ardai.
  10.12(b)    Employment Agreement, dated April 26, 1999, between the registrant and Charles Ardai.
  10.13(a)**  Employment Agreement, dated June 10, 1998, between the registrant and Robert Cherins.
  10.13(b)    Employment Agreement, dated April 26, 1999, between the registrant and Robert Cherins.
  10.14**     Employment Agreement, dated April 6, 1998, between the registrant and Mark Moraes.
  10.15**     Employment Agreement, dated September 25, 1998, between the registrant and Richard Eaton.
  23.1        Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
  23.2        Consent of PricewaterhouseCoopers LLP.

NUMBER                                                    DESCRIPTION
------------  ----------------------------------------------------------------------------------------------------
  24.1**      Powers of Attorney.
  27.1**      Financial Data Schedule for the twelve months ended December 31, 1998.
  27.2**      Financial Data Schedule for the three months ended March 31, 1999.


------------------------

*   To be supplied by amendment.


**  Previously filed.


+   Confidential treatment requested for portions of this agreement.

    (b) Financial Statement Schedule.

            SCHEDULE II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of New York, State of New York, on this 7th day of May, 1999.


                                JUNO ONLINE SERVICES, INC.

                                By:  /s/ CHARLES E. ARDAI
                                     -----------------------------------------
                                     Name: Charles E. Ardai
                                     Title:  President


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on May 7, 1999.


          SIGNATURE             TITLE(S)
------------------------------  ---------------------------

     /s/ CHARLES E. ARDAI       President and Director
------------------------------    (principal executive
       Charles E. Ardai           officer)

                                Chief Financial Officer and
  /s/ RICHARD M. EATON, JR.       Treasurer (principal
------------------------------    accounting and financial
    Richard M. Eaton, Jr.         officer)

              *                 Director
------------------------------
       Edward J. Ryeom

              *                 Director
------------------------------
       Louis K. Salkind

              *                 Director
------------------------------
        David E. Shaw

*By:    /s/ CHARLES E. ARDAI
      -------------------------
          Charles E. Ardai
          ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


 NUMBER                                                   DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
      1.1*   Form of Underwriting Agreement.
      3.1**  Certificate of Incorporation.
      3.2**  Certificate of Amendment to Certificate of Incorporation, filed March 1, 1999.
      3.3**  Certificate of Amendment to Certificate of Incorporation, filed March 1, 1999.
      3.4**  Certificate of Amendment to Certificate of Incorporation, filed March 4, 1999.
      3.5    Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering.
      3.6**  Bylaws.
      3.7    Form of Amended and Restated Bylaws to be in effect upon the closing of this offering.
      4.1**  Specimen Common Stock certificate.
      4.2**  See Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6 for provisions defining the rights of holders of common stock of the registrant.
      5.1    Opinion of Brobeck, Phleger & Harrison LLP.
     10.1**  1999 Stock Incentive Plan.
     10.2**  1999 Employee Stock Purchase Plan.
     10.3**  Amended and Restated Registration Rights Agreement.
    10.4**+  Marketing Services Agreement, dated September 30, 1998, among the registrant and Hartford Fire
             Insurance Company and its affiliates/subsidiaries.
    10.5**+  Marketing Services Agreement, dated December 11, 1998, between the registrant and AT&T Wireless
             Services, Inc.
    10.6**+  Distributor Agreement, dated March 12, 1998, between the registrant and LCI International Telecom
             Corp.
    10.7**+  Financial Services Marketing Agreement, dated February 17, 1999, between the registrant and First USA
             Bank, N.A.
    10.8**+  Master Service Agreement, dated August 1, 1998, between the registrant and Softbank Services Group.
     10.9**  India Services Agreement, dated November 1, 1997, between the registrant and D. E. Shaw & Co., L.P.
    10.10**  Services Agreement, dated January 1, 1998, between the registrant and D. E. Shaw & Co., L.P.
    10.11**  Advertising Agreement, dated March 1, 1999, between the registrant and News America Incorporated.
     10.12(a)** Employment Agreement, dated September 2, 1998, between the registrant and Charles Ardai.
     10.12(b) Employment Agreement, dated April 26, 1999, between the registrant and Charles Ardai.
     10.13(a)** Employment Agreement, dated June 10, 1998, between the registrant and Robert Cherins.
     10.13(b) Employment Agreement, dated April 26, 1999, between the registrant and Robert Cherins.
    10.14**  Employment Agreement, dated April 16, 1998, between the registrant and Mark Moraes.
    10.15**  Employment Agreement, dated September 25, 1998, between the registrant and Richard Eaton.
     23.1    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
     23.2    Consent of PricewaterhouseCoopers LLP.
     24.1**  Powers of Attorney (See Signature Page).
     27.1**  Financial Data Schedule for the twelve months ended December 31, 1998.
     27.2**  Financial Data Schedule for the three months ended March 31, 1999.


------------------------

*   To be supplied by amendment.


**  Previously filed.


+   Confidential treatment requested for portions of this agreement.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Juno Online Services, Inc.:

    In connection with our audits of the consolidated financial statements of Juno Online Services, Inc. (formerly Juno Online Services, L.P. & Subsidiary) as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, which financial statements are included in the registration statement on Form S-1, we have also audited the financial statement schedule listed in Item 16(b) herein.

    In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 4, 1999

                 SCHEDULE II- VALUATION AND QUALIFYING ACCOUNTS

                           JUNO ONLINE SERVICES, INC.
               (FORMERLY JUNO ONLINE SERVICES, L.P. & SUBSIDIARY)

                                                                    BALANCE AT     ADDITIONS
                                                                   BEGINNING OF    COSTS AND                   BALANCE AT
CLASSIFICATION                                                        PERIOD       EXPENSES    DEDUCTIONS(A)  END OF PERIOD
-----------------------------------------------------------------  -------------  -----------  -------------  -------------
  Year ended December 31, 1996:
    Allowance for doubtful accounts..............................    $       0     $       9     $       0      $       9
  Year ended December 31, 1997:
    Allowance for doubtful accounts..............................    $       9     $     233     $    (136)     $     106
  Year ended December 31, 1998:
    Allowance for doubtful accounts..............................    $     106     $     377     $    (187)     $     296

------------------------

(a) Represents sales concessions and accounts written-off as uncollectible.

                                      S-2